Form 40-F/A
period 2007-05-31
Neptune Technologies & Bioressources Inc.
filed 2007-11-21
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
FORM 40-F

[Check one]

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934 or ☑ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: May 31, 2007	Commission File Number: 001-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact name of Registrant as specified in its charter)

Quebec
(Province or other jurisdiction of incorporation or organization)

2836
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

2740 Pierre-Péladeau Avenue
Suite H200
Laval, Quebec,
Canada H7T 3B3
(450) 687-2262
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
Common Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of May 31, 2007: 36,729,547

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82- ☐	No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

EXPLANATORY NOTE

Neptune Technologies & Bioressources Inc. ("the Registrant") is filing this amendment to its annual report on Form 40-F in order to file an amended version of the Registrant’s Reconciliation to United States Generally Accepted Accounting Principles for the years ended May 31, 2007 and 2006 and Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Date: November 21, 2007	By: /s/ André Godin
Name: André Godin
Title: Vice-President, Administration and Finance

Exhibit Index

Exhibits	Description

1. (1)	Annual Information Form for the fiscal year ended May 31, 2007

2. (1)	Audited Consolidated Financial Statements for the fiscal year ended May 31, 2007 and Auditor’s Report

3. *	Reconciliation to United States Generally Accepted Accounting Principles, years ended May 31, 2007 and 2006 and Auditors’ Report

4. (1)	Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the period ended May 31, 2007

5. (1)	Management Proxy Circular, dated October 29, 2007

6. (1)	Consent of KPMG LLP

7. (1)	Auditors’ Report of Raymond Chabot Grant Thornton LLP, dated July 21, 2006, relating to the Registrant’s audited annual financial statements for the fiscal year ended May 31, 2006.

8. (1)	Consent of Raymond Chabot Grant Thornton LLP

9. (1)	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s principal financial officer

10. (1)	Section 1350 Certifications:
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s principal financial officer

*	Filed herewith.
(1)	Previously filed on the Registrant’s annual report on Form 40-F for the fiscal year ended May 31, 2007, filed on November 21, 2007.