Form 40-F
period 2007-05-31
Neptune Technologies & Bioressources Inc.
filed 2007-11-21
CIK 1401395

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:  May 31, 2007

Commission File number:  No. 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Exact name of registrant as specified in its charter)

Ontario

(Province or other jurisdiction of incorporation or organization)

Not Applicable

(Primary standard industrial classification code number, if applicable)

2740 Pierre-Péladeau Avenue

Suite 200

Laval, Quebec,
Canada H7T 3B3

(450) 687-2262

Not Applicable

(I.R.S. employer identification number, if applicable)

(Address and telephone number of registrant’s principal executive office)

CT Corporation System

111 Eighth Avenue, New York, NY 10011

(212) 894-8700

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:    Name of each exchange on which registered:

Common Shares

The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:                 None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑

Annual Information Form

☑

Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of May 31, 2007:  36,729,547

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐

No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes  ☑

No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s chief executive officer and principal financial officer have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, these controls and procedures were effective as of May 31, 2007.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except as disclosed under “Internal Control Over Financial Reporting” in the Registrant’s Management Analysis of the Financial Situation and Operating Results, which is Exhibit 4 to this annual report on Form 40-F, no change was identified in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. Michel Chartrand has been determined to be such audit committee financial expert and is independent, as that term is defined by the Nasdaq’s listing standards applicable to the Registrant.  The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Chartrand as an audit committee financial expert does not make Mr. Chartrand an “expert” for any purpose, impose any duties, obligations or liability on Mr. Chartrand that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Code of Business Conduct and Ethics for Directors, Officers and Employees” that applies to all directors, officers and employees, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  The Registrant’s code of ethics is available on the Registrant’s Internet website: www.neptunebiotech.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Fees” on pages 6-7 of Exhibit 5, the Registrant’s Management Proxy Circular, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors” on pages 16-17 of Exhibit 5, the Registrant’s Management Proxy Circular, is incorporated by reference herein.  None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees,” “Tax Fees” and “Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Required Payments per Periods” on page 5 of Exhibit 4, Management Analysis of the Financial Situation and Operating Results, is incorporated by reference herein.

FORWARD-LOOKING INFORMATION

Documents and statements herein and documents herein incorporated by reference include forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on this forward-looking information and the Registrant undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The Registrant’s audit committee is composed of the following directors: Michel Timperio, Ronald Denis, Daniel Perry and Michel Chartrand.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE TECHNOLOGIES
& BIORESSOURCES INC.

By:

/s/  Henri Harland

Name:

Henri Harland

Title:

President and Chief Executive Officer

Dated:

November 20, 2007

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the fiscal year ended May 31, 2007
2.	Audited Consolidated Financial Statements for the fiscal year ended May 31, 2007 and Auditor’s Report
3.	Note to the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended May 31, 2007—Reconciliation to United States Generally Accepted Accounting Principles
4.	Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the period ended May 31, 2007
5.	Management Proxy Circular, dated October 29, 2007
6.	Consent of KPMG LLP
7.	Auditor Report of RGCT, dated August 10, 2007 relating to the audited annual financial statement for the fiscal year ended May 31, 2006.
8.	Consent of RCGT
9.	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s principal financial officer
10.	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s principal financial officer

EXHIBIT 9

RULE 13a-14(a)/15d-14(a) CERTIFICATIONS

I, Henri Harland, President and Chief Executive Officer of Neptune Technologies & Bioressources Inc., certify that:

1.

I have reviewed this annual report on Form 40-F of Neptune Technologies & Bioressources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

/s/ Henri Harland

Henri Harland

President and CEO
Date: November 20, 2007

I, André Godin, Vice-President, Administration and Finance of Neptune Technologies & Bioressources Inc., certify that:

1.

I have reviewed this annual report on Form 40-F of Neptune Technologies & Bioressources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

/s/ André Godin

André Godin

Vice-President, Administration and Finance
Date: November 20, 2007

EXHIBIT 10

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Technologies & Bioressources Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F for the year ended May 31, 2007 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Henri Harland

Henri Harland

President and CEO
Date: November 20, 2007

A signed original of this written statement required by Section 906 has been provided to Neptune Technologies & Bioressources Inc. and will be retained by Neptune Technologies & Bioressources Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Technologies & Bioressources Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F for the year ended May 31, 2007 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ André Godin

André Godin

Vice-President, Administration and Finance
Date: November 20, 2007

A signed original of this written statement required by Section 906 has been provided to Neptune Technologies & Bioressources Inc. and will be retained by Neptune Technologies & Bioressources Inc. and furnished to the Securities and Exchange Commission or its staff upon request.