Form 40-F
period 2008-05-31
Neptune Technologies & Bioressources Inc.
filed 2008-08-28
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 40-F

(Check One)

☐        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: May 31, 2008	Commission file number: 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact name of registrant as specified in its charter)

Quebec	2836	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number (if applicable))	Number (if applicable))

225 Promenade du Centropolis
Suite 200
Laval, Quebec,
Canada H7T 3B3
(450) 687-2262
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue, New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:                    None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of May 31, 2008: 37,481,797

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐                No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒                No ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's chief executive officer and principal financial officer have concluded that, based on an evaluation of the Registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant's disclosure controls and procedures were effective as of May 31, 2008.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Registrant's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Registrant's management assessed the effectiveness of the Registrant's internal control over financial reporting as of May 31, 2008. In making this assessment, the Registrant's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework. The Registrant's management, including the Chief Executive Officer and the principal financial officer, concluded that, as of May 31, 2008, the Registrant's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except as disclosed under "Effectiveness of Disclosure Procedures and Controls — Disclosure controls and procedures" in the Registrant's Management Analysis of the Financial Situation and Operating Results, which is Exhibit 4 to this annual report on Form 40-F, no change was identified in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Michel Chartrand has been determined to be such audit committee financial expert and is independent, as that term is defined by the Nasdaq's listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Mr. Chartrand as an audit committee financial expert does not make Mr. Chartrand an "expert" for any purpose, impose any duties, obligations or liability on Mr. Chartrand that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled "Code of Business Conduct and Ethics for Directors, Officers and Employees" that applies to all directors, officers and employees, including the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Registrant's code of ethics is available on the Registrant's Internet website: www.neptunebiotech.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under "15. Report on Audit Committee — External Auditor Fees" on page 27 of Exhibit 1, the Registrant's Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under "Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors" in Schedule "A" of Exhibit 1, the Registrant's Annual Information Form, is incorporated by reference herein. None of the services described above under "Principal Accountant Fees and Services" under the captions "Audit-Related Fees," "Tax Fees" and "Other Fees" were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under "Required Payments per Periods" on page 6 of Exhibit 4, Management Analysis of the Financial Situation and Operating Results, is incorporated by reference herein.

FORWARD-LOOKING INFORMATION

Documents and statements herein and documents herein incorporated by reference include forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information and the Registrant undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant's audit committee is composed of the following directors: Michel Timperio, Ronald Denis, Daniel Perry and Michel Chartrand.

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
Name: Henri Harland
Title: President and Chief Executive Officer

Dated: August 28, 2008

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended May 31, 2008

99.2	Audited Consolidated Financial Statements of the Registrant as of May 31, 2008 and 2007 and for the two fiscal years in the period ended May 31, 2008 and related notes and the auditor's report thereon

99.3

Reconciliation to United States Generally Accepted Accounting Principles of the Registrant's Audited Consolidated Financial Statements as of May 31, 2008 and 2007 and for the two fiscal years in the period ended May 31, 2008

99.4	Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the fiscal year ended May 31, 2008

99.5	Consent of KPMG LLP, Chartered Accountants

99.6	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of the Registrant's Chief Executive Officer
Certification of the Registrant's principal financial officer

99.7	Section 1350 Certifications:
Certification of the Registrant's Chief Executive Officer
Certification of the Registrant's principal financial officer