Form 20-F
period 2009-02-28
Neptune Technologies & Bioressources Inc.
filed 2009-08-31
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from May 31, 2008 to February 28, 2009

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact Name of the Registrant as Specified in its Charter)

Québec, Canada
(Jurisdiction of Incorporation or Organization)

225 Promenade du Centropolis, Suite 200, Laval, Québec, H7T 0B3
(Address of Principal Executive Offices)

Henri Harland
225 Promenade du Centropolis
Suite 200
Laval, Québec
H7T 0B3
Phone: +1-888-664-9166
Fax : +1 450-687-2272

Name of Each Exchange
	Title of Each Class	On Which Registered
Securities registered or to be registered pursuant to Section 12(b) of the Act:	Common Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the transition report.	37,683,421

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐            NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐            NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒            NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant the Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐            NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐         Accelerated Filer ☐         Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐         International Financial Reporting Standards ☐         Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒             Item 18 ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐            NO ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

As used in this annual transition report on Form 20-F (this "annual report"), unless the context otherwise indicates, the terms "Neptune Technologies", the "Company”, the “Corporation" ,"we", "us", "our", or "Neptune" means Neptune Technologies & Bioressources Inc and its subsidiaries. The terms "Acasti" or "Acasti Pharma" refer to Neptune’s subsidiary Acasti Pharma Inc. The terms "Neuro" or "Neurobio" refer to Neptune’s subsidiary Neurobiopharm Inc.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars. References to “dollars” or “$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. See Item 3 for further exchange rate information.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements under Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” and elsewhere in this annual report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our products;

  future production volumes, efficiencies and operating costs;

  increases or decreases in the prices of our products;

  the future availability and price of raw material needed to manufacture our products;

  our future stability and growth prospects;

  the success of measures to implement our business strategies and the benefits to be derived therefrom;

  our future profitability and capital needs, including capital expenditures;

  currency exchange rates;

  the outlook for and other developments in the industries in which we participate, as well as general economic and market conditions; and

  the effect on us of new accounting releases.

These factors, many of which are beyond the control of Neptune, include Neptune’s ability to:

  effectively manage its operations during uncertain economic conditions;

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  manage its relationships with third parties, including customers, suppliers and key personnel, upon whom it is dependent.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases, although not all forward looking statements contain such words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under Item 3D: “Risk Factors”.

Any forward-looking statements made by us in this annual report are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this annual report are made only as of the date of this annual report. We do not intend, and do not assume any obligation, to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this annual report and the documents, if any, that we incorporate by reference with the understanding that the actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

ITEM 1:         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2:         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:         KEY INFORMATION

A.         Selected Financial Data

The following table sets forth selected consolidated financial data for Neptune for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (‘GAAP’). We prepare our financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The consolidated financial statements have been audited by KPMG LLP, Montréal, Canada as at and for the periods ended May 31, 2007, May 31, 2008 and February 28, 2009 and by Raymond Chabot Grant Thornton LLP as at and for the periods ended May 31, 2005 and May 31, 2006. The selected financial data are derived from our audited consolidated financial statements and are reported in Canadian dollars. The summary data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto, included in Part I, Item 8 of this annual report.

Selected Financial Data (Canadian GAAP/Canadian Dollars)
	Feb. 28, 2009
(for the period ended)	(9 months)[1]	May 31, 2008	May 31, 2007	May 31, 2006	May 31, 2005
Net sales	8,589,272	10,263,825	8,126,192	6,911,725	4,838,423
Net loss	(1,888,710)	(4,784,804)	(2,677,433)	(886,150)	(1,767,586)
Net loss per share	(0.05)	(0.13)	(0.075)	(0.029)	(0.069)
Total assets	18,300,971	14,357,169	13,617,587	8,113,812	7,297,345
Net assets	9,149,178	8,094,671	7,708,772	2,936,863	(2,640,221)
Capital stock and warrants	25,233,271	24,902,594	23,182,472	17,002,009	10,996,829
Shares used in computing per share amounts	37,622,735	37,105,672	35,510,919	30,790,786	25,453,068
Dividends	9,380	-	-	-	-
Selected Financial Data
(US GAAP)[2]
Net loss	(1,786,197)	(5,177,308)	(2,677,433)	(876,953)	(1,277,444)
Total assets	18,242,438	13,964,665	13,617,587	N/A	N/A
Net assets	8,710,654	7,702,167	7,708,772	2,936,863	N/A

1.	During 2009, the company changed its fiscal year end from May 31 to February 28.
2.	Refer to note 26 to the 2009 audited consolidated financial statements.

Exchange Rate Data

The following tables set forth certain exchange rates based on the Bank of Canada noon buying rate (the "Noon Buying Rate"). Such rates are set forth as U.S. dollars per Canadian dollar.

		Nine-Month	Year-ended May 31,
		Period ended
	25/08/2009	02/28/2009	2008	2007	2006	2005
Average(1)	US0.9275	US$0.87598	US$0.99005	US$0.88455	US$0.8785	US$0.79839
(1) The average of the exchange rates on the last day of each month during the period indicated.

Month
	July 2009	June 2009	May 2009	April 2009	March 2009	Feb. 2009
High	US$0.9291	US$0.9269	US$0.9176	US$0.8421	US$0.8202	US$0.8202
Low	US$0.8529	US$0.8591	US$0.8365	US$0.7870	US$0.7653	US$0.7758

B.         Capitalization and Indebtedness

Not applicable.

C.         Reasons for the Offer and Use of Proceeds

Not applicable.

D.         Risk Factors

Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents which does not consist of an exhaustive list of risk factors an investor should consider, before making an investment decision. If any of the following risks actually occurs, our business, financial conditions or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” includes a reference to our products and future products we may develop.

Risks related to Neptune’s business

History of Prior Losses

Since commencement of its activities, the Corporation has incurred losses. At February 28, 2009, the Corporation’s accumulated deficit was $25,131,127. The Corporation had net losses of $1,888,710, $4,784,804 and $2,677,433 in the fiscal periods ended February 28, 2009, May 31, 2008 and May 31, 2007, respectively. It is expected that the Corporation will continue to experience operating losses until product sales and royalty payments generate sufficient revenues to fund its operations, including research and product development. Quarterly fluctuations are also anticipated in respect of sales, expenses, losses and cash flows. We cannot say when, if ever, the Corporation will become profitable. Profitability will depend on our ability to generate revenues from the sale of our products and the licensing of our technology that will offset the significant expenditures required for us to advance our research, protect and extend our intellectual property and develop, manufacture, license, market, distribute and sell our technology and products successfully. Similar types of expenditures in the past resulted in the net losses reported above.

Reliance on Key Personnel

The Corporation is reliant on certain members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect the Corporation. The Corporation will be required to continue to implement and improve its management systems and to recruit and train qualified employees. Although the Corporation has in the past been successful in attracting and retaining skilled and experienced personnel, there can be no assurance that the Corporation will continue to do so in the future.

Patents and Proprietary Technology

The Corporation's success depends in part on its ability to obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Corporation's exclusive rights or those granted to it under license. The Corporation has filed patent applications in Canada, the United States, Europe and elsewhere and is actively pursuing these matters. The patent position of biopharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which may remain unresolved. The Corporation does not know whether any of its pending patent applications will be granted or whether the Corporation will be able to develop other patentable proprietary products. Furthermore, the Corporation does not know whether its existing or future patents will provide a competitive advantage or afford protection against competitors with similar technology. Furthermore, the Corporation cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Corporation from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Corporation or invent or have invented other products based on the Corporation's patented products.

If third-party licenses are required, there can be no assurance that the Corporation will be able to obtain such licenses, or if obtainable, that they would be available on reasonable terms. Furthermore, there can be no assurance that the Corporation will be able to develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Corporation from developing, manufacturing or selling certain products. In addition, the Corporation could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

The Corporation cannot determine with any certainty if it has priority in relation to a product or process covered by a patent application or if it was the first to file a patent application for any such invention. Further, in the event of patent litigation there can be no assurance that the Corporation's patents, if issued, would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor's products or technologies constitute patent infringement.

Moreover, a significant part of the Corporation's technological know-how constitutes trade secrets. The Corporation, therefore, requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, there can be no assurance that such agreements provide adequate protection in the event of unauthorized use or disclosure of the Corporation's trade secrets, know-how or other proprietary information.

Additional Funding Requirements and Access to Capital

The Corporation may require substantial additional funds for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Corporation’s products. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the company waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation.

Environmental Matters

The Corporation’s research and development processes involve the use of certain regulated materials. The Corporation is subject to federal, provincial, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials. The Corporation believes that its safety procedures comply with such regulatory requirements, and that it has sufficient insurance coverage in place against this risk; however, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, the Corporation could be held liable for damages, which could exceed the resources of the Corporation. Although the Corporation believes that it complies in all material respects with the applicable environmental legislation and regulations, and currently has no immediate plans for major capital expenditures in respect of environmental protection installations, there can be no assurance that the Corporation will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future legislative or regulatory requirements.

Availability and Sources of Raw Materials

The Corporation depends on third parties for the sourcing of components for its various products. The Corporation believes that alternative sources of supply for its various raw materials exist. However, any change in the Corporation’s suppliers could have a significant impact on the Corporation's capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw material have been identified, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Neptune to secure alternate sources of supply at competitive pricing, and upon fair and reasonable contractual terms and conditions.

We are dependent on a limited number of customers

We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. During 2009, three customers each represented more than 10% of our total 2009 revenue, or 48.6% in the aggregate (2008 – two customers represented 31.4% of sales; 2007 – three customers represented 41.3% of revenue). A decline in revenue from these customers or a loss of a large customer could have a material adverse affect on our financial condition and results of operations. To reduce this reliance, we have been targeting new customers and new business opportunities. In addition, if any of our customers has insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by customers, which could have a significant adverse impact on our financial condition and results of operations. Any deterioration in the financial condition of our customers will increase the risk of collecting receivables. The current global economic crisis could also impact our customers' ability to pay receivables or result in customers having financial difficulty or even going into bankruptcy or reorganization which could also impact our ability to collect our receivables.

Foreign Currency Fluctuations

The Corporation expects that most of its revenues will be in United States dollars and Canadian dollars. From time to time, the Company uses derivative financial instruments to reduce foreign exchange exposure. Significant fluctuations in the rate of exchange could adversely affect the Corporation's financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar.

Value of Intangible Assets

The Corporation is required to review the carrying value of its intangible assets for impairment annually or when events or changes in circumstances indicate that the asset might be impaired. Intangible assets include the net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as an increase in generic competition or inability to manufacture or obtain supply of products occur that may cause sales of the related products to decline, the Corporation adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. The write-down of intangible assets may have a material adverse effect on the results of operations in the period in which the write-down occurs.

Risks related to Neptune’s Industry

Biopharmaceutical Sector

The biopharmaceutical sector must contend with dramatic scientific and technological developments and regulatory requirements that may, within a relatively short timeframe, render the products and processes developed or planned by the Corporation less profitable or obsolete.

Rapid Technological Change

The Corporation operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Corporation’s products or technologies non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Corporation.

Government Regulations

The development, production and commercialization of biopharmaceutical products is generally subject to comprehensive regulations under Health Canada's Therapeutic Products Program and various other national, regional and local regulatory bodies, including the Food and Drug Administration in the United States. No assurance can be given that the Corporation or its clients and partners will not encounter difficulties or will not incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its products.

Distribution of the Corporation's products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases, the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Corporation will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Corporation's operations, its financial situation and its operating results.

Competition

Competition in the biopharmaceutical sector is intense. The Corporation competes with companies that produce similar or nearly identical biopharmaceutical products or that propose different approaches to the separation or purification of components of krill. Certain of those companies have greater resources than the Corporation. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technology in the area of separation or purification of components of krill will not adversely affect the Corporation's competitiveness.

Uncertainty Regarding the Outcome of Clinical Studies

In most countries, the use and sale of therapeutic products is regulated by governmental or regulatory agencies to ensure their safety and efficacy. To obtain approval of such agencies for the use, distribution, marketing and sale of such products and to demonstrate their safety and efficacy, pre-clinical and clinical testing is required. There can be no assurance that any such study relating to any product will provide satisfactory results. If results are not satisfactory, the Corporation could abandon its commitment to the relevant product or research program.

Potential Product Liability

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unacceptable to the Corporation. There can be no assurance that the Corporation will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Corporation's future products. A product liability claim against the Corporation or the withdrawal of a product from the market could have a materially adverse effect on the Corporation’s business or its financial condition.

Uncertain Market

The Corporation believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these expectations are accurate, particularly considering competition from existing or new products and the uncertain commercial viability of certain of the Corporation's products.

Volatility of Share Price

Market prices for securities in general, and that of biopharmaceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public, or in various scientific or industry forums, of technological innovations, new commercial products, patents, exclusive rights obtained by the Corporation or others, results of preclinical and clinical studies by the Corporation or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products such as blood and plasma filtration products for the removal of pathogens or over the safety of blood collection systems, future sales of securities by the Corporation or its shareholders and many other factors could have considerable effects on the price of the Corporation’s securities.

ITEM 4:         INFORMATION ON THE COMPANY

A.         History and Development of the Company

Neptune Technologies & Bioressources Inc. (the ''Company'') is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3, phone: (450) 687-2262 or toll-free: 1-888-664-9166. The Company was incorporated under Part 1A of the Companies Act (Québec) in Québec, Canada on October 9, 1998.

Neptune’s registered agent in the United States is CT Corporation System, 111 Eight Avenue, 13th floor, New York, NY, 10011.

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. During the period ended February 28, 2009, the Company transferred certain rights to its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., in order to develop pharmaceutical products in the fields of cardiovascular and neurological diseases, respectively.

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process "Neptune OceanExtract™". The Company continues to develop its extraction process and markets its marine oil “Neptune Krill Oil - NKO®” as well as its protein concentrated “Neptune Krill Aquatein - NKA™”.

During the nine-month fiscal period ended February 28, 2009, the Company granted an exclusive worldwide license to its majority-owned subsidiary, Acasti, to develop, validate health benefits by way of clinical studies and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property. Acasti will finance its research and development activities as well as its clinical studies. The products developed by Acasti are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval from similar regulatory organizations before sales are authorized.

The Company has established Acasti in order to segregate its cardiovascular pharmaceutical activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate Acasti’s activities from the Company’s core business and will also enable Neptune and Acasti to separately attract pharmaceutical and nutritional companies to enter into strategic alliances.

On July 17, 2008, the Company’s Board of Directors declared a dividend to its shareholders. The Board of Directors approved a dividend of $0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders of record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind (the “Notes”).

On August 21, 2008, the Company’s and Acasti’s Boards of Directors approved an Exchange offer to be offered by Acasti to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by Acasti of a maximum of 9,380,355 units, each unit representing one Class A share and one Series 2 warrant of Acasti (“Acasti Unit”). On August 25, 2008, Acasti proceeded with the exchange offer to Neptune’s Noteholders, and each Noteholder had until October 3, 2008 to accept the exchange of their Notes against Acasti units on a one for one basis. The approval for the Exchange offer by the Company’s shareholders was obtained on September 25, 2008.

On November 27, 2008, Acasti issued to Noteholders 9,246,935 Acasti Units in consideration of 9,246,935 Notes to shareholders in the exchange offer as well as the outstanding notes prepayment. A total cash payment of $149 was made to Noteholders not qualifying for the prepayment in securities due to regulatory issues.

On October 15, 2008, the Company granted an exclusive worldwide license to its renamed, on December 24, 2008, wholly-owned subsidiary NeuroBioPharm to develop, validate and commercialise new pharmaceutical products (OTC, medical food, Rx) that target cognitive and neurological pharmaceutical applications using the Company’s technology and intellectual property. Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval of the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval of similar regulatory organizations before sales are allowed.

During the nine-month fiscal period ended February 28, 2009, Neptune obtained $6,500,000 in debt financing, of which $3,500,000 was allocated to the repayment of outstanding long-term debts, allowing Neptune substantial savings on financial expenses, and $3,000,000 was allocated to finance a 50% capacity increase in the production at its plant facilities. Neptune also obtained a credit facility of up to $1,000,000.

The Company, upon acquisition of the Sherbrooke production plant in October 2006, also concluded long-term financing totaling $1,254,750 in the form of two loans, the first with Desjardins, in the amount of $855,000 (15 years at 7.7%), and the second with the seller of the plant in the amount of $399,750 (5 years at 10.25%) . The outstanding capital on both loans have since been repaid.

B.         Business Overview

Neptune is a biotechnology company that researches and develops novel extraction technologies, potent biological therapeutics agents and intellectual property for highly prevalent chronic conditions still lacking safe and definitive treatment solutions. The main focus of the Company is:

  To identify marine biomass that is pure of toxins, abundant and underexploited;

  To develop novel technology for the extraction and stabilization of potent marine biological therapeutic agents; and

  To develop safe and effective compounds for highly prevalent atherosclerotic conditions like cardiovascular diseases as well as for neurodegenerative and inflammation-related conditions.

Neptune is pursuing market opportunities in the nutraceutical market (including dietary supplements and functional foods) and, through its two subsidiaries Acasti Pharma and NeuroBioPharm, the pharmaceutical market (including medical food, over-the-counter and prescription drugs) for all its products.

Nutraceutical

Overview

Neptune’s products are currently sold in the nutraceutical market. The nutraceutical market encompasses functional foods and dietary supplements, the latter of which include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Functional food is a growing field in food and medical science and includes foods designed with health benefits beyond their usual nutritional value and which may be enriched with health promoting additives such as vitamins, probiotics or omega-3.

The nutraceutical market is growing rapidly driven by the health demands of an aging population. Within the next twenty years, the number of Americans 65 and older will double from 35 million to 70 million and is expected to then represent 20% of the population.1 Similar demographical changes can be observed in other countries, resulting in a global trend. Beyond weight management, issues such as cholesterol, heart health, cognitive function and joint health are driving the market expansion. Functional foods such as probiotic yogurt and yogurt drinks, cereals bars and soya milk are experiencing substantial growth.2

Other additional factors have been identified as growth drivers in the nutraceutical markets including:

  Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention;

  Increased consumer demand for products that maintain vitality and prevent disease;

  Increased health care costs and the trend towards self-treatment with a focus on natural products; and

  Technical advances and innovation in the food industry.

Dietary Supplements

The world retail market for dietary supplements is highly fragmented, composed of a large numbers of products and many small manufacturers and estimated at more than $50 billion in annual sales.3 United States dietary annual supplement sales amount to approximately $23 billion.4 Europe represents approximately one third of this market with sales in excess of $15 billion. In Japan, dietary supplement sales of $6 billion have been reported.5 We expect that specialty supplements such as probiotics and omega-3 will be experiencing the most sales growth over the next five years and that issues such as cholesterol, heart health and mental health will engender a major impact.

Functional Food

The main functional food categories include dairy products, confectionary products , various cereal products and functional beverages. It is difficult to estimate the potential size of the functional food market but there is reason to believe that the market size may be underestimated. The total U.S. retail food market amounted to $457 billion in 2004.6 If approximately 25% of this food market could be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential could reach $200 billion, an enormous foundation for the functional food market.

______________________
1

Demographic Trends in the 20th Century. Census 2000 Special Reports. November 2002.

2

Baby Boomers and the U.S. Food and Beverage Industry: Packaged Facts, 12/1/2005.

3

Industry Canada. International Market Research: Dietary Supplements.

4

Idem 3.

5

R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.

Calcium, probiotics and omega-3 products are getting significant attention and are expected to play a major role in the expanding dairy product category projected to reach $15 billion by 2010 in the US.7 Omega-3 is also playing a major role in the $23-billion breakfast cereal segment8 and heart-healthy products command about $19 billion in sales today.9

Poly-Unsaturated Fatty Acids (PUFA)

The polyunsaturated fatty acid (PUFA) market, which includes predominantly omega-3 and 6 fatty acids, is growing at a fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (DHA) and eicosapentaenoic acid (EPA) derived from plant and marine sources. Omega-3 sourced from marine oils is one of the fastest-growing sectors in the PUFA ingredient market, which is a direct result of the media attention pertaining to omega-3 health benefits and the growing need for alternative treatment for a variety of chronic disorders including the heart and the brain.

Extensive research, including Neptune’s clinical trial work, has demonstrated their clinical benefits. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases such as heart disease and arthritis and appear to be particularly important for cognitive (memory and concentration) and behavioural function.

Neptune’s omega-3’s are sourced from krill, a zooplankton, with the advantage that the omega-3 fatty acids are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes and are more easily digested resulting in a higher bioavailability of Neptune’s products.

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure.

Omega-3 ingredient sales continue to increase, driven by increasing demand in dietary supplements, functional foods and beverages and pharmaceutical applications. Based on the trends reported in the 2005 Frost & Sullivan market report10, the worldwide omega-3 market will reach more than $1.4 billion in annual sales within the next five years. Higher quality and higher performance products providing concentrated amounts of omega-3 are gaining a larger market share of the marine oils industry in terms of revenues, because of their improved safety and health benefits. Omega-3 fortified food launches more than doubled in 2006 to 250 from 120 in 2005, according to Mintel.11 Most product introductions have been in beverages, spreads, dairy products (i.e., yogurt), eggs, nutrition bars and baked goods.

Nutricosmeceutical and “beauty from within” Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This “beauty from within” trend is spreading into the American and European markets. For example, Nestlé® and L'Oréal®, the world's largest companies in food and cosmetics, respectively, created Innéov®, a developer of nutritional supplements with cosmetic applications. Coca-Cola® commercializes a milk-based beverage for evening use to promote beauty during sleep. New and scientifically-validated ingredients are entering the market and consumer uptake is being driven by the demand to turn back the negative physiological processes associated with aging.

______________________

[6]	Progressive Grocers 72nd Annual Report of the Grocery Industry.
[7]	Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.
[8]	Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets
[9]	http://www.marketresearch.com/map/prod/1164892.html
[10]	End-user Analysis of the Global Omega-3 PUFA Market, FO23-88. Frost & Sullivan.
[11]	Mintel: www.marketresearch.com

Pharmaceutical

Acasti and NeuroBioPharm were formed to develop and commercialize the Company’s products in the pharmaceutical market. The company has licensed specific application rights to these two subsidiary.

Cardiovascular Disease

Cardiovascular disease includes a wide range of conditions and treatment is focused on both reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of low density lipoprotein (LDL - "bad cholesterol") and low levels of high density lipoprotein (HDL - "good cholesterol"), the latter being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia. Dyslipidemia leads to plaque formation and narrowing of the arteries (atherosclerosis), leading to myocardial infarction (heart attack), stroke and peripheral vascular and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.12 Statins, including medications such as Lipitor®, Zocor® and Crestor®13, are used to decrease LDL, but are ineffective at raising HDL, creating an unmet treatment gap. It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) and are potentially eligible for a cholesterol lowering agent.14 Even though statins are widely prescribed, creating a worldwide $30 billion market, they have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol ("good cholesterol").15 This unmet medical need creates a growing billion dollar market space for safe monotherapies as well as combination products containing a statin and an HDL raising agent.

Cognitive Dysfunction and Neurodegenerative Disease

Neurodegenerative disease includes a large number of disorders such as Alzheimer’s disease, Parkinson disease and Multiple Sclerosis. Deteriorating nerve cells are responsible for the loss of brain function and today few therapies are available for the wide range of neurodegenerative diseases, creating an immense unmet medical need. In the United States, over 5 million patients are suffering from Alzheimer’s disease and 1.5 million patients from Parkinson disease.16 Worldwide, it is estimated that over 24 million people have dementia due to Alzheimer’s disease.17 The neurodegenerative market is estimated at 15 billion dollars and growing at a double-digit rate.18

Attention-deficit hyperactivity disorder is a cognitive dysfunction caused mainly by the malfunction of the dopamine transporter system. The most commonly used medication is methylphenidate such as Ritalin®, Ritalin-SR®, Ritalin LA® or Concerta® and Metadate®. Annual sales of Novartis’ Ritalin® product family amounted to $US 440 million in 2008 and are growing at a rate of approximately 17% per year.19

______________________

Atherosclerosis Research Unit. University of Southern California. http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html

CNN Money. http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm

Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm

15

Nature Reviews Drug Discovery 5, 813-814 (October 2006) | doi:10.1038/nrd2156. Life after statin patent expiries. Jane Kidd

16

Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/

17

Alzheimer’s Disease International. http://www.alz.co.uk/media/dementia.html

18

Arrowhead Publishers. Leaders in Business Intelligence and Market Research. http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php

19

Novartis Annual Report 2008.

Chronic Inflammation and Arthritis

Many forms of arthritis, such as osteoarthritis and rheumatoid arthritis, are inflammatory disorders; patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States. 20 It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints.21 Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. Common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®) and non-steroidal anti-inflammatory drugs (e.g. Motrin®, Advil®, Aleve®). It is estimated that in the U.S. medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars.22

NKO® Functional Food Grade

In 2009, Neptune achieved major advancements in the research and development of Neptune Krill Oil (NKO®) suitable for incorporation into functional foods of different matrices by masking and/or eliminating the characteristic krill odour and taste of the original oil.

a)

The first functional food including NKO® was announced during the annual shareholder’s meeting in September 2008. The new product is a healthy protein bar comprised of NKO® and a proprietary algae blend (Alpha-3™), low in fat and carbohydrates and high in protein.

b)	Healthy functional bars including a full therapeutic dose (300mg and 500mg) per bar were displayed in all the industry international tradeshows in which Neptune participated during 2009.

c)	Functional fruit juices were also displayed alongside the functional bars in all the tradeshows of 2009.

Both the bars and juice were successfully received by the hundreds of tradeshow participants who visited Neptune’s booth.

OPA3TM - Optimal for Life

In 2008, Neptune continued the marketing of the new OPA3 ™ brand and established it as the trademark for the Company’s growing family of products. This new brand represents three essential elements (omega-3s, phospholipids and antioxidants) and effectively illustrates Neptune’s product portfolio strategy and positioning of its initial product - NKO®. This unique combination allows long-term stability while it delivers increased bioavailability ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets.

NKO®- Neptune Krill Oil

A marine oil extracted from Antarctic Krill (Euphausia Superba) that provides a unique blend of nutritional elements was the first product in the OPA3TM family to be developed and commercialized. Its elevated content in phospholipids, rich in omega-3 and omega-9 and antioxidants such as astaxanthin, vitamin A, vitamin E and flavonoid, offer a proprietary, safe and effective product free of preservatives with exceptional health benefits and superior stability.

______________________

[20]	http://www.medicinenet.com/osteoarthritis/article.htm
[21]	National Center for Chronic Disease Prevention and Health Promotion. USA.
[22]	Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007;56(01):4-7.

NKATM - Neptune Krill AquateinTM

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

Research and Product Development Programs

Pharmaceutical drug development: In 2009 the Company completed the experimental phase of the drug precursor required for the development of prescription medical foods and drugs. Acasti Pharma completed the non-GLP (Good Laboratory Practice) phase of research and development of NKPL65 and NKPL53, the first two cardiovascular drugs. GLP production started in March 2009, followed by GMP production in June 2009. IND-enabling (Investigational New Drug) preclinical studies were initiated with NKPL53 and began in April 2009 with NKPL65.

NKPL65 and NKPL53 are new generation cardiovascular products in the Acasti pipeline in preparation for investigational new drug application (IND) and FDA review in the U.S. aimed at the development of prescription drug and medical foods that safely and effectively increases HDL.

NPK80 and NKPL90 are new products in the research and development pipeline of NeuroBioPharm in preparation for investigational new drug applications (IND) in the U.S. for the development of prescription drugs and medical foods for the safe and effective management of cognitive, behavioural and neurodegenerative disorders.

NPK-D is in the process of research and development for the management of the organoleptic properties (odor and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products. Neptune has achieved significant advancement in the development of NPK-D for dairy products such as yogurts and beverages. NPK-D has succeeded in achieving organical stability and is in the process of testing organoleptic stability. Clinical evaluation of safety and effectives of NPK-D in various matrixes will be ongoing in fiscal year 2010.

Internal Research, Subcontracted Research or Alliance Research

Neptune-Funded Internal Research

  NKPL53: a series of preclinical tests were initiated in the nine-month fiscal period ended February 28, 2009. Preliminary results from initial toxicity testing are promising and justify continuation with lower functional daily doses for toxicity and effectiveness biomarkers.

  NKPL65: non-GLP development and analytical testing in multiple batches has been completed successfully within the allowed standardization of active pharmaceutical ingredients. GLP production has been initiated. Preclinical testing is scheduled to be completed within the fiscal year.

  NKPL80 and NKPL90 non-GLP development and chemical analysis was initiated in the nine-month fiscal period ended February 28, 2009. Initial NKPL80 batches were standardized within allowed deviation limits. Preclinical testing began in early fiscal 2010.

  NPK-D organoleptic management of NKO® for implementation of NKO® in daily functional food and specialized medical food.

Neptune-Funded Subcontracted Research

  NKO® (NPK-40) bioavailability testing was completed.

  NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food.

In addition, the Company designed and coordinated an extensive multi-phase project at the Centre de Recherche Industrielle du Québec (“CRIQ”). Neptune acquired the CRIQ’s equipment and technology services and exclusively funded the following 4 distinct phases targeted towards process and product optimization:

Phase 1 “Production Plant Evaluation”: Process experts and researchers were appointed from the Neptune group to work at the CRIQ with CRIQ scientists in conducting a thorough step-by-step procedure analysis and evaluation. The objective was to determine possible areas of improvement in Neptune’s production process. Neptune identified adverse odor and taste-causing compounds, the absence of which would greatly improve the organoleptic properties of NKO®.

Phase 2 “Validation and Consultation”: This phase involved in-depth research directed by Neptune’s experts in proposing alternative solutions to the process optimization. The acquired knowledge of this project has significantly increased Neptune’s knowledge of process optimization and contributes significantly to the strength of intellectual property of the Company.

Phase 3 “Methodology development and analysis”: Innovative technology adapted under the leadership of Neptune experts and workforce provided efficient analytical data from improved oil productions.

Phase 4 “Extraction”: Pilot scale oil productions were carried out, supplying actual samples to be used for product composition, sensory (taste and odor) as well as stability evaluation.

Alliance Funded Research

  Research on indications proving compliance with the European Food Safety Associations’ Medical Health Claim criteria and regulations.

  NKPL53 efficacy testing in preparation for IND submission approval.

Completed Clinical Studies

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. In 2009, Neptune:

Completed a clinical trial entitled “Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating NKO® and fish oil”.

  This study was completed September 2008 and final results were submitted by the CRO (Clinical Research Organizations) in February 2009. Preliminary results were presented in the Supply Side West trade show and conference in Las Vegas (October 2008) and Health Ingredients Congress in Paris (November 2009). The manuscript is being prepared for publication.

In 2008, Neptune instigated a clinical trial relating to the evaluation of the effects of Neptune Krill Oil and superior effect of NKO® over fish oil on global cognitive function in patients with mild to moderate neurodegenerative disease. The study is entitled “Multi-center, doubled-blind, placebo-controlled, monotherapy study of NKO in early stage of Alzheimer’s disease (The Mnemosyne trial)”.

  The clinical study protocol was finalized and approved by ethics. Study sites have been selected, audited and recruited. Patient screening has commenced. The trial is projected to be completed before the end of the summer 2010.

1 . Skin Cancer

The results of a pre-clinical animal study on the effects of NKO® on the prevention of skin cancer caused by UV radiation indicate that NKO® may prevent skin damage caused by chronic exposure to UV radiation.

2. Premenstrual Syndrome

The results of a double blind clinical study on the effects of NKO® on the management of premenstrual syndrome (PMS) published in May 2003 in a medical journal - the Alternative Medicine Review – (Sampalis et al., 2003; 8(2): 171-179) demonstrate, with a high degree of certainty, that NKO® can significantly reduce both the physical and emotional symptoms associated with PMS (premenstrual syndrome), and that it is significantly more effective than fish oil (omega-3 18:12) in the management of physical and emotional dysmenorrheal symptoms.

3. Hyperlipidemia

The results of a double blind clinical study on the effects of NKO® on hyperlipidemia (high cholesterol) demonstrate with a high degree of certainty that:

  NKO® is safe and effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels without adverse effects. These effects were evaluated on patients who are resistant to statins, who failed to attain their target LDL levels after at least six months of low dose statin treatment.

  NKO® (1 - 1.5 g/day) was shown to be safe and significantly more effective than fish oil in the management of hyperlipidemia. In the same study, NKO® was shown to achieve a significantly greater reduction of LDL levels and increase of HDL levels as compared to fish oil (3g/day). These results were generated among statin-resistant patients, who failed to attain the target LDL levels after at least six months of low dose statin treatment.

Cardiovascular Risk Modification Analysis

  The results of an independent risk modification analysis of the hyperlipidemia study data based on the Framingham model have shown that patients treated with NKO® can achieve a significantly reduced risk for cardiovascular events and significantly higher chance to prevent cardiovascular events over a 10-year period when compared to those treated with fish oil or for the statin resistant patients treated with low dose statin.

Health Economics Analysis

  An independent health economics analysis of the hyperlipidemia data showed that NKO® monotherapy as well as NKO® co-administered with a low dose statin was significantly more cost-effective than all other interventions studied for all types of cardiovascular events aggregated.

  From a cost-benefit perspective, NKO® was shown to be the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (CABG); NKO® has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.

  With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO® remained the least expensive alternative for these rare events.

4. Chronic Inflammation and Osteoarthritis

A Phase II clinical study on the effects of NKO® on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal - Journal of the American College of Nutrition -demonstrated that NKO® within a short treatment period can significantly reduce the C-reactive protein and osteoarthritic symptoms in patients diagnosed with a chronic inflammatory disease.

5. Attention Deficit Hyperactivity Disorder (ADHD)

The clinical results obtained during an open label pilot study demonstrated that NKO® may significantly improve cognitive function (among others concentration, planning skills and focus) of adults suffering from ADHD. The recorded observations were indicative of the neurological advantages of using Neptune Krill Oil over a controlled period of time. These results corroborate the short-term direction of the Company in terms of its clinical research initiatives.

Raw Material

Krill is a generic term of Norwegian origin designating 85 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.23

Krill looks like miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.24 The larger Antarctic krill can grow up to 6cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.25

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be at least 500,000,000 metric tonnes (mt). From these two oceans, a total of some 150-189,000 mt of both krill species is harvested annually26. Of that total from 1997/98 until 2007/08, 90-129,000 mt originated from the Southern Ocean (Antarctic krill or Euphausia superba)27 and an average annual catch of 60,000 mt from the Pacific (Pacific krill or Euphausia pacifica)28. The catches represent less than 0.1% of the existing resource. The main countries that harvest krill are Japan, Norway, Poland, South Korea and Ukraine. From 2005/06 to 2007/08, annual quotas for Antarctic Krill have increased by 34%26 . Annual quotas for 2008/09 are the same as for 2007/08. The data leads us to believe that: the resource is abundant, accessible and has a potential for long-term exploitation. The average market price for whole frozen krill is around $1,000/mt. Neptune initiated negotiations with major krill suppliers to ensure long-term supply, quality and competitive prices. Whole frozen krill prices can be volatile as they are affected by, among other factors, the amount of krill fished in any single year; however prices have been relatively consistent in recent years.

______________________

[23]	Tony J. Pitcher, Series Foreword, page vi in Inigo Everson editor, “Krill: biology, ecology, and fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000.
[24]	R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.
[25]	Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3.
[26]

World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel . Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005.

[27]

Commission for the Conservation of Antarctic Marine Living Resources / CCAMLR, “Understanding CCAMLR’s Approach to Management”, May 15, 2000; SC-CCAMLR-XXV Report of the twenty-fifth meeting of the Scientific Committee, October 2006; CCAMLR. Schedule of conservation measures in force 2008/09, 2008. CCAMLR, Statistical Bulletin, Volume 20 (1998-2007) CCAMLR-SB/0820, 2008; T. Ichii, Krill Arvesting, 9.3 Japanese northeastern coastal waters Euphausia pacifica Chapter 9, in Krill: Biology, Ecology and Fisheries, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000

[28]	CCAMLR op. cit.

Sales Distribution

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors, who commercialize it under their private labels in multiple market segments, including health food stores, mass markets (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in Canada, USA and Europe. 100% of Neptune NKO® sales revenues during the nine-month fiscal period ended February 28, 2009 were derived from independent companies.

During the nine-month fiscal period ended February 28, 2009, more than 90% of the Company’s sales were made to customers based outside Canada. The Company enters into hedging instruments from time to time to partly offset currency risks.

The Company’s primary lines of business are not subject to any significant seasonal fluctuations.

Licenses / Intangibles

Though the Company uses, for its production, its own process technology, which is protected by trade secret, the Company also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke (the “University”). The License Agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses. In consideration for the grant of such license, the University is entitled to receive from the Company, until a buyout by the Company, royalties of 4% of the net sales of krill oil extracted using the University’s process, by the Company, by any sublicensee or by any person associated with the Company or any sublicensee.

The License Agreement stipulates that the Company shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid for the Company. The License Agreement also stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid for the University. Thus, the Company, for a period of 24 months following any such improvement and/or modification and/or enhancement by the University, has the right to enter into an exclusive license agreement with the University with respect to any such improvement and/or modification and/or enhancement. No such improvement and/or modification and/or enhancement has been reported to the Company by the University.

The License Agreement may be terminated (i) by way of agreement between the University and the Company; (ii) in the event of a default by the Company or the University; (iii) in the event of the insolvency or bankruptcy of the Company; or (iv) if the Company ceases to carry on its activities in the normal course of business.

The Company also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses and from an option to purchase the intellectual property rights with respect to the results of the related research conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Company. This price is being contested by the researcher but is expected to remain the same (see Item 8A: “Legal Proceedings”).

The Company is no longer dependent on the license agreement mentioned above as the Company has developed and now manufactures its products with its own proprietary technology process platform “Neptune Ocean Extract”.

On August 18, 2004, the Company notified the University of its intent to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement between the University and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the University demanding cancellation of the purchase option for the intellectual property granted to the Company by the University and claimed, for the benefit of the researchers, an amount to be determined. In May 2007 and in December 2008, the court released unfavourable judgements against the University and the Company. In January 2009, the University and the Company presented to the Superior Court a motion to appeal the judgements rendered. The Court of Appeals accepted to hear the appeal made by the University and the Company, and set the date of appeal. The Court of Appeals will hear this case in September 2009.

However, the option to purchase the intellectual property was validated by the court judgement. The Company believes that the prejudice, if any, should not be attributable to Neptune. The Company has voluntarily deposited an amount of $275,000 into the trust account of the Company’s legal counsel in order exercise the option to acquire the intellectual property.

Brand Names and Trademarks

Neptune has registered the trademarks OPA3TM and NKO® in over thirty countries. Neptune OceanExtractTM and NKATM are other trademarks of Neptune.

  NKO® distributors apply private labels while including the NKO® logo; private label names are pre- approved by Neptune.

  Licenses: Neptune has licensed worldwide commercialization rights for NKO® in functional food for specific food categories and health indications to Nestle and Yoplait. It has also signed an agreement with Bayer Healthcare for the commercialization of Neptune proprietary products in the United States. The Company is in negotiations to further expand the functional food market with strategic alliances with other large well-known food companies.

Patents
Neptune has the following patent portfolio:

		Countries
Category	Description	Issued	Pending

Novel Phospholipid/ Flavonoid	Composition of Matter	25	6

Cardiovascular Neurological health	Method of Use	-	24

Health Applications	Method of use	-	33

Process	Process	34	1

Trade Secrets

Neptune protects its optimization processes and extraction processes through industrial trade secrets.

Regulatory approvals

Neptune has obtained the following regulatory approvals, permits and authorizations:

  European Food Safety Authority (EFSA) has approved NKO® as PARNUTS for commercialization in the European Union.

  European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.

  NKO® is recognized as safe (GRAS) as a human food ingredient in the United States.

  NKO® has obtained approval as a complementary medicine from the Therapeutic Goods Administration (TGA) in Australia.

  NKO® has a natural product number (NPN) issued by Health Canada.

  The Sherbrooke Plant has received a successful outcome of a GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD).

The development, production and commercialization of biopharmaceutical products is generally subject to comprehensive regulations under Health Canada's Therapeutic Products Program and various other national, regional and local regulatory bodies, including the Food and Drug Administration in the United States. Distribution of the Corporation's products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases, the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country.

C.         Organizational Structure

Neptune has two wholly-owned subsidiaries, NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. (“Neptune USA”) and one majority-owned subsidiary Acasti Pharma Inc. (“Acasti Pharma”).

Acasti Pharma was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Québec), under the name 9113-0310 Québec Inc.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

NeuroBioPharm was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec), under the name NEUROVIMER PHARMA INC.

Corporate Structure Diagram

Neptune owns 4,950,000 Class B shares, representing 99% of all Class B shares issued and outstanding of Acasti Pharma. Acasti Pharma Class B shares are voting (ten votes per share), non-participating, with no par value and bear a maximum annual non-cumulative dividend of 5%. Acasti Pharma Class B shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis. Acasti Class B shares are also redeemable at the holder’s discretion at 0.80$ per share, subject to certain conditions. Neptune controls 83.6% of Acasti Pharma votes.

Neptune owns 38,240,000 Class C shares, representing 99.3% of all Class C shares issued and outstanding of Acasti Pharma. Acasti Pharma Class C shares are non-voting, non-participating, with no par value. Acasti Pharma Class C shares bears a non-cumulative annual maximum dividend of 5%. Acasti Pharma Class C shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis. Acasti Pharma Class C shares are also redeemable at the holder’s discretion at 0.20$ per share, subject to certain conditions.

D.         Property Plant and Equipment

Neptune owns a 14,887 square-foot laboratory and production facility in Sherbrooke, Québec, Canada. Neptune owns a full complement of equipment used in all aspects of its research, development and manufacturing work. Neptune believes that its facilities are adequate for its current needs and that additional space, when required, would be available on commercially reasonable terms. Neptune’s head office is located in Laval, Quebec in a 5,007 square-foot leased office space. The lease agreement expires December 21st 2013. Neptune, through its subsidiary Acasti, also operates animal clinical trials in a 295 square-foot leased facility located in Montréal, Québec. This lease agreement expires September 15th, 2011.

ITEM 4A

Not applicable.

ITEM 5:         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements included as Exhibit F-1 to this annual report. Our financial statements have been prepared in accordance with Canadian GAAP, and therefore differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see Item 8, note 26 to our 2009 audited consolidated financial statements included as Exhibit F-1 in this annual report.

For a discussion of our foreign exchange risk and related hedging risk programs, see Item 11: “Quantitative and Qualitative Disclosure About Market Risk”.

A.         Operating Results and B. Liquidity and Capital Resources

Management Analysis of The Financial Situation and Operating Results / Management Discussion and Analysis

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings, financial position and cash flows of Neptune for the nine-month period ended February 28, 2009, as well as for the audited twelvemonth periods that ended May 31, 2008 and 2007. During the current fiscal period, the Company changed its fiscal year-end to February 28 from May 31. For comparative purposes, the Company has explained the variations between the nine-month period ended February 28, 2009 and the unaudited nine-month period ended February 28, 2008.

Neptune is currently expanding its in-house production capacity to be completed, as planned, before summer 2009 while the Company continues to expand its customer base worldwide. Neptune expects revenue growth will be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

This analysis must be read in conjunction with the Company’s audited consolidated financial statements as at and for the period ended February 28, 2009 which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Additional information on the Company as well as its Annual Report and its Annual information Form can be found on the SEDAR website at www.sedar.com or on the Securities and Exchange Commission’s EDGAR website at www.sec.gov. For a reconciliation to United States GAAP, as well as the information required for the presentation of the financial statements according to US GAAP by virtue of the Securities and Exchange Commission rules and regulations, see Item 8, note 26 to our 2009 audited consolidated financial statements included in Exhibit F-1 to this annual report.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in legal entities: nutraceutical (Neptune) involved in manufacturing and commercialization of nutraceutical products, cardiovascular (Acasti Pharma) involved in the development and commercialization of pharmaceutical applications for cardiovascular diseases and neurological (NeuroBioPharm) involved in the development of pharmaceutical solutions to neurological diseases.

NEPTUNE

Neptune’s 2009 fiscal period was devoted to the commercialization of its products in North America, Europe, Asia and Australia. This was, in part, accomplished through the Company’s participation in several industry international tradeshows such as Supplyside West in Las Vegas, Natural Products Expo West in Anaheim, Health Ingredients in Paris and Vitafoods International in Geneva. Through its participation in these shows, the Company has established its excellence in research and development of marine health ingredients by presenting and gaining acknowledgement of its products in global markets. Neptune maintained its commercial approach aimed at building strategic alliances with potential partners in the dietary supplement, functional and medical food, as well as in the biopharmaceutical markets. As a result of this strategy, in January 2008, Schiff Nutrition International Inc., one of Neptune’s numerous distributors, launched NKO® under the brand Schiff®MegaRed™ as a permanent item at all Costco stores nationwide in the United States and more recently in Walgreens, CVS Pharmacy, Sam’s Club and Rite Aid. This marked the Company’s successful penetration of the US Food, Drug, Mass and Club market.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil (NKO®) on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

During the 2009 fiscal period, Neptune completed a human clinical study demonstrating the superiority of Neptune Krill Oil (NKO®) pharmacokinetic profile. NKO® achieved a significantly higher bioavailability compared to successfully marketed nutraceutical and pharmaceutical omega-3 formulations such as formulated krill oil-like blends, concentrated omega-3 ethyl esters and pharmaceutical grade fish oils, even at the unprecedented low daily standardized dose of 120mg EPA and DHA, which represents the daily recommended dose of NKO®. These results further support the superiority of Neptune’s omega-3 phospholipids for reducing the risk of cardiovascular events by significantly increasing the omega-3 index along with the previously proven effect of NKO® on dyslipidemia and chronic inflammatory biomarkers.

About the Subsidiaries

Acasti Pharma Inc.(“Acasti”)

During the fiscal period ended February 28, 2009, the Company transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). To further product development Acasti initiated IND-enabling research aiming towards IND/CTA allowance by the US-FDA and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti’s new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as OTC, prescription medical food and drug products. In consideration for the license, Acasti issued 5,000,000 class B shares, 26,000,000 class C shares and 8,000,000 series 1 warrants to Neptune. Acasti will finance its research and development activities as well as its clinical studies. The products developed by Acasti are expected to require the approval of the U.S. Food and Drug Administration before clinical studies are conducted and approval of similar regulatory organizations before sales are allowed.

The Company uses Acasti to segregate its cardiovascular pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate Acasti’s cardiovascular pharmaceutical activities from the Company’s core nutraceuticals business and will also enable the Company and Acasti to separately attract nutraceutical and pharmaceutical companies to enter into strategic alliances.

On July 17, 2008, the Company’s Board of Directors declared a dividend to its shareholders. The Board of Directors approved a dividend of $0.00025 per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes (the “Notes”), each note having a principal value of $0.001, maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind.

On August 21, 2008, the Company’s and Acasti’s Boards of Directors approved an exchange offer to be offered by Acasti to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by Acasti of a maximum of 9,380,355 of its Class A shares and of 9,380,355 of its Series 2 warrants (Acasti Units). At the same date, Acasti adopted a stock option plan and granted 3,175,000 options to its directors, officers and employees effective October 8, 2008. The Acasti stock option plan and the granting of the options are subject to applicable regulatory approval and/or compliance with other conditions, if required.

On August 25, 2008, Acasti proceeded with the exchange offer to Neptune’s Noteholders. Each Noteholder had until October 3, 2008 to accept or refuse to exchange their Note against an Acasti unit. The approval for the exchange offer by the Company’s shareholders was obtained on September 25, 2008.

On October 8, 2008, Acasti exchanged its 8,000,000 series 1 warrants issued in connection with the licence transfer mentioned previously for 6,000,000 series 4 warrants and 2,000,000 series 5 warrants. After the exchange, the Company proceeded with a distribution having a nominal value of less than $1 to Neptune stock option holders who did not benefit from the Acasti exchange offer and resulting in the grant of 4,045,000 series 4 Warrants of Acasti to insiders dedicated to the subsidiary of the Company and 1,280,000 series 4 Warrants of Acasti to the employees dedicated to the subsidiary of the Company. The Warrants will be liberated subject to applicable regulatory approval and/or compliance with other conditions, if required.

On October 9, 2008, the Company completed a private placement of $2,750,000 by the issuance of convertible debentures in tranches of $1,000, bearing interest at 8% per annum, payable annually in cash or in kind and expiring on October 9, 2011. Several financial instruments were attached to the debenture and various choices are offered to the debenture holders with respect to conversion in share capital of Neptune or Acasti (see note 14 to the consolidated financial statements).

On November 27, 2008, Acasti had issued to Neptune’ shareholders 9,246,935 units in consideration of 9,246,935 Notes payable by the Company following the choice by the shareholders on the exchange offer as well as the outstanding notes prepayment. For the foreign shareholders for whom the Company could not proceed with the prepayment for regulation issues, a cash payment of $149 was made.

NeuroBioPharm Inc.

On October 15, 2008, the Company transferred an exclusive worldwide license to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). To further product development, NeuroBioPharm initiated IND-enabling research aiming towards IND/CTA allowance by the US-FDA and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of neurological conditions in Phase I and IIa/b clinical studies. NeuroBioPharm’s new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as OTC, prescription medical food and drug products. Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval of the U.S. Food and Drug Administration before clinical studies are conducted and approval of similar regulatory organizations before sales are allowed.

The Company is using NeuroBioPharm in order to segregate its neurological pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate the NeuroBioPharm neurological pharmaceutical applications activities from the Company’s core nutraceuticals business and will also enable the Company and NeuroBioPharm to separately attract nutraceutical and pharmaceutical companies to enter into strategic alliances.

Also, on October 15, 2008, the Company transferred to NeuroBioPharm the development project and clinical study conducted under an agreement with a multinational company. NeuroBioPharm has assumed Neptune’s role and responsibilities under this agreement which was signed at the end of August 2008 and covers the development of a medical food targeting a prevalent medical condition. The results of this clinical study should be known during the summer of 2010.

On December 24, 2008, the Company proceeded with a distribution having a nominal value of less than $1 to Neptune employees and insiders dedicated to the subsidiary of the Company resulting in the grant of 3,800,000 series 4 Warrants of NeuroBioPharm to insiders and 1,280,000 series 4 Warrants of NeuroBioPharm to employees. The Warrants will be liberated subject to applicable regulatory approval and/or compliance with other conditions, if required.

Principal Consolidated Financial Information
(In thousands of dollars, except per share data)	Nine months		Twelve months
	ending February 28		ending May 31
	2009	2008	2008	2007
	(audited)	(unaudited)	(audited)	(audited)
Sales	8,589	7,129	10,264	8,126
EBITDA (1)	337	750	1,020	1,504
Net Loss	1,889	3,500	4,785	2,677
Net Loss per Share and Diluted Loss per Share	0.054	0.095	0.130	0.075
Total Assets	18,301	14,106	14,357	13,618
Working Capital (2)	7,936	6,718	6,247	6,098
Shareholder Equity	9,149	8,056	8,095	7,709
Book Value per Common Share (3)	0.243	0.215	0.216	0.210
Long Term Debt	5,152	2,676	2,524	3,293

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Reconciliation of the Consolidated Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company uses non-GAAP measures to assess its operating performance. A reconciliation of this non-GAAP financial information is presented in the table below. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on its financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily non-recurring.

Reconciliation of Non-GAAP Financial Information
(expressed in thousands, except per share amounts)

	Nine months ended		Twelve months ended
	February, 28,		May 31,
	2009	2008	2008	2007
	Audited	Unaudited	Audited	Audited

Net loss	$(1,889)	$(3,500)	(4,785)	(2,677)

Add (deduct):

Amortization	535	441	597	569
Financial expenses	519	391	468	585
Stock-based compensation	2,172	3,184	4,491	2,830
Foreign exchange (gain) loss	(1,000)	234	249	197

EBITDA	$337	750	1,020	1,504

Diluted shares	37,623	37,077	37,106	35,511

EBITDA per diluted share	$0.01	$0.02	0.03	0.04

Principal Consolidated Quarterly Financial Data
(In thousands of dollars, except per share data)
Fiscal Year Ended February 28, 2009

	Total	First	Second	Third
		Quarter	Quarter	Quarter
Sales	8,589	2,366	2,451	3,772
EBITDA (1)	337	157	(708)	888
Net earnings (loss)	(1,889)	(599)	(1,361)	71
Earnings (Loss) per share basic and diluted	(0.05)	(0.016)	(0.036)	0.002

Fiscal Year Ended May 31, 2008
	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter

Sales	10,264	2,085	2,169	2,875	3,135
EBITDA (1)	1,020	332	70	348	270
Net loss	(4.785)	(1.051)	(1.563)	(886)	(1.285)
Loss per share basic and diluted	(0.130)	(0.029)	(0.042)	(0.024)	(0.035)

Fiscal Year Ended May 31, 2007
	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter

Sales	8,186	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64)
Net Earnings (net loss)	(2,677)	(286)	(449)	(454)	(1.488)
Loss per share basic and diluted	(0.075)	(0.008)	(0.013)	(0.013)	(0.041)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

Segment Disclosures

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

All activities of the years ended May 31, 2008 and 2007 related to the nutraceutical segment.

The following tables show selected financial information by segments. Refer to note 23 to the audited consolidated financial statements.

(expressed in thousands)	nine-month period ended
	February 28, 2009
	Nutraceutical	Cardio	Neuro	Total

Sales, partnership and collaboration agreement	$8,513	$-	$76	$8,589

EBITDA	1,238	(780)	(121)	337

Net Loss before non-controlling interest	(996)	(782)	(121)	(1,898)

Total Assets	15,662	2,639	-	18,301

Working Capital	$5,453	$2,483	$-	$7,936

EBITDA CALCULATION
Net loss	$(996)	$(782)	$(121)	$(1,898)
add (deduct)
Amortization	533	2	-	535
Financial expenses	519	1	-	520
Stock-based compensation	2,172	-	-	2,172
Foreign exchange (gain) loss	(1,000)	(1)	-	(1,001)
Non-controlling interest	9	-	-	9

EBITDA	1,238	(780)	(121)	337

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE- AND NINE-MONTH PERIODS ENDED FEBRUARY 28, 2009 (AUDITED) AND THE THREE- AND NINE-MONTH PERIODS ENDED FEBRUARY 29, 2008 (UNAUDITED)

Sales

Sales for the last quarter continued to increase to attain $3.772M for the three month period ended February 28, 2009, representing an increase of 31% compared to the three-month period ended February 29, 2008. Sales for the nine-month period ended February 28, 2009 increased to reach $8.589M representing an increase of 20% compared to the nine-month period ending February 29, 2008. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American market due to the increasing awareness and recognition of NKO® as well as a favorable exchange rate on the U.S. dollar.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2009, three customers accounted for 48.6% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA(1) increased by $0.540M for the three-month period ended February 28, 2009 to $0.888M compared to $0.348M for the three-month period ending February 29, 2008, an increase of 155% over the corresponding quarter in 2008. EBITDA(1) decreased by $0.413M for the nine-month period ended February 28, 2009 to $0.337M compared to $0.750M for the nine-month period ended February 29, 2008, a decrease of 55%. The reason for the nine-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm. On a comparative basis, EBITDA for the nutraceutical business for the nine-month period ended February 28, 2009 compared to the corresponding period in 2008 increased by 65% from $0.750M to $1.238M primarily due to increased sales and margins.

Net Loss

The Company realized for the first time on a consolidated basis a net profit for the three month period ending February 28, 2009 of $0.071M or $0.002 per share compared to a net loss of $0.886M or $0.024 per share for the three month period ending February 29, 2008, an increase in absolute dollars of $0.957M from last year’s corresponding quarter.. The net loss for the nine month period ended February 28, 2009 amounts to $1.889M or $0.05 per share, compared to a net loss of $3.500M or $0.095 per share for the nine month period ended February 29, 2008, an improvement of 46% from last year’s corresponding period. These results are due to an improvement in productivity as well as an increase of the gross margin reflected in the cost of sales and operating expenses. It is also attributable to the decrease in the stock-based compensation charge by $1.012M in the quarter and $2.320M for the nine-month period. The Company also realised a gain on foreign exchange for a total amount of $1.000M compared to a foreign exchange loss of $0.235M for the last year’s corresponding period primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar. These favourable variances were offset by an increase in R&D expenses mainly attributable to the two subsidiaries Acasti and NeuroBioPharm for an amount of $0.903M.

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE TWELVE-MONTH PERIOD ENDED MAY 31, 2008 (AUDITED) AND THE TWELVE MONTH PERIOD ENDED MAY 31, 2007 (AUDITED)

Sales

Sales continued to increase and reached $10.264M for the fiscal year ended May 31, 2008, representing an increase of 26% compared to the fiscal year ended May 31, 2007 (increase of 18% in 2007 compared to fiscal year ended May 31, 2006). Revenue from sales would have been substantially higher without the impact of the U.S. dollar devaluation, among other factors, since the Company’s realized a substantial increase in sales volume of 54% of its quantities sold.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

For the fiscal year ending May 31, 2008, the Company’s EBITDA(1) decreased by $0.484M compared to the previous fiscal year from $1.504M to $1.020M.

The main reason for the decrease in EBITDA is the devaluation of the U.S. dollar versus the Canadian dollar. Approximately 82% of the Company sales were made in U.S. dollars whereas most of our expenses, with the exception of raw materials, were in Canadian dollars. The weighted impact of the devaluation on the sales represents 11% or $1.100M on EBITDA. The Company has also incurred certain expenses for the improvement of its extraction manufacturing process amounting to $0.125M in order improve its productivity and also to conform to new international standards. The Company policies have always been to abide by the most stringent international rules with regard to its manufacturing and quality control standards; these expenses were recorded as research and development expenses. Moreover, the Company incurred additional expenses of $0.150M in order to conform to the Sarbanes-Oxley regulation requirements. During the fiscal year ended May 31, 2008, the Company would have reported an EBITDA of approximately $2.395M had it not taken into account these factors beyond its control, namely the devaluation of the U.S. dollar, the expenses related to the process development and the Sarbanes-Oxley requirements.

Net Loss

The net loss for the fiscal year ended May 31, 2008 was $4.785M or $0.13 per share compared to a net loss of $2.677M or $0.075 per share for the fiscal year ended May 31, 2007. This result was primarily due to the increase of the stock-based compensation charge by $1.662M. The substantial increase of the stock-based compensation expense is mainly attributable to the volatility of the stock value during the previous and current fiscal year which had a significant impact in the value of the stock options. The increase of the charge is therefore not caused by the number of stock options granted. The Company also reduced its financial expenses by $0.117M and invested a total of $0.799M, which is $0.284M more than in the previous fiscal year into research and development (before deductions of the research and development tax credit).

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE NINE MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE NINE-MONTH PERIOD ENDED FEBRUARY 29, 2008 (UNAUDITED)

Operating Activities

During the nine month period ended February 28, 2009, the operating activities generated a decrease in liquidities of $0.289M, compared to a decrease of $0.592M for the corresponding nine month period ended February 29, 2008. The positive change in liquidities derived from operating activities from the nine month period ended February 29, 2008 to the nine month period ended February 28, 2009 is mainly attributable to the improved results. The variation in working capital items from the nine month period ended February 28, 2009 to the nine month ended February 29, 2008 represents an increase of $0.466M, primarily due to increases in inventories and research tax credits receivable. The change in working capital items for the nine month period ended February 28, 2009 consists of an increase in accounts receivable for an amount of $0.480M, an increase in R&D tax credits for an amount of $0.462M, an increase in inventory for an amount of $0.390M and an increase in accounts payable and accrued liabilities for an amount of $0.192M.

Investing Activities

During the nine month period ended February 28, 2009, the investing activities generated a decrease in liquidities of $2.339M. This decrease is mainly due to investments in property, plant and equipment for an amount of $0.904M. These investments are mainly comprised of investments in the plant expansion, which will be financed by our long term financing facility (see note 15 to the 2009 audited consolidated financial statements). In addition, the Company invested in its intangible assets for an amount of $0.254M mainly attributable to charges for the novel food regulation. In order to finance these and other projects the Company decreased its short-term deposits by $1.152M.

Financing Activities

During the nine month period ended February 28, 2009, the financing activities generated an increase in liquidities of $2.917M. This increase is mainly attributable to the debenture financing for $2.720M net of the financing fees. As explained in note 15 to the 2009 audited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6.5M of which $3.5M was disbursed in 2009. The Company used these amounts to reimburse its long term debt of $3.397M.

Overall, as a result of cash flows from all activities, the Company increased its cash by $0.290M for the nine month period ended February 28, 2009.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE TWELVE MONTH PERIOD ENDED MAY 31, 2008 (AUDITED) AND THE TWELVE MONTH PERIOD ENDED MAY 31, 2007 (AUDITED)

Operating Activities

In fiscal year 2008, the operating activities generated a decrease in liquidities of $0.391M, compared to a decrease of $1.621M for the corresponding fiscal year ended May 31, 2007. During the current fiscal year, the decrease in liquidities is not due to the net loss of $4.785M since it includes a non-cash expense of $4.491M related to the stock-based compensation for employees and non-employees. The positive change in liquidities derived from operating activities from one fiscal year to the next is mainly attributable to a more efficient use of Company resources driven by management. The variation in working capital items from one fiscal year to the next amounts to $1.606M. The change in working capital items for the 2008 fiscal year compared to the previous year is primarily due to an increase, during fiscal year 2008, in accounts receivable of $1.460M, a decrease in inventory of $0.732M and an increase in accounts payable and accrued liabilities of $0.314M. Details of these variations are presented in note 9 to the Company’s 2009 audited consolidated financial statements.

Investing Activities

During the fiscal year ended May 31, 2008, the investing activities generated a decrease in liquidities of $0.158M. This decrease is mainly due to investments in property, plant and equipment for an amount of $0.189M. These investments are comprised mainly of additions for the plant expansion of $0.090M, in information technology of $0.100M to conform, for the fiscal year 2009, to American regulations and an investment in a fully integrated Enterprise Resource Planning system of $0.080M. In addition, the Company invested in the development of future commercial products of $0.300M, which is included in the total amount of $0.553M under the addition to intangible assets. In order to finance these important projects for future development, the Company decreased its short-term deposits by $0.583M.

Financing Activities

During the fiscal year ended May 31, 2008, the financing activities generated an increase in liquidities of $0.435M . This increase is mainly due to the issuance of shares following the exercise of options and warrants for a total of $0.679M and advanced payments received in the context of strategic collaborations of $0.818M. In counterpart the Company had to disburse $0.930M in long-term debt repayment and $0.210M in repayment of its short-term bank loan.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $0.114M for the period ended May 31, 2008.

At February 28, 2009, the Company’s liquidity position, consisting of cash and term deposits, was $4.154M.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

FINANCIAL POSITION

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

As explained in note 15 to our 2009 audited consolidated financial statements, the Company is subject to certain financial covenants under its mortgage loan.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Company optimizes its liquidity needs using non-dilutive sources whenever possible, including research tax credits, grants, interest income and revenues from strategic partnerships and collaboration agreements. Nevertheless, the Company’s most important source of liquidity remains its operating cash flows which are attributable to and generated from its ongoing sales.

The Company defines “capital” to include total shareholders equity, long-term debt and convertible debentures.

The Company’s capital management objectives remain the same as for the previous fiscal period.

The Company’s policy is to maintain a minimal level of debt. In 2009, the Company successfully renegotiated the refinancing of its debt, reduced its financial expenses and increased its production capacity to be able to face the increasing demand for its products (for more details see note 15 to the 2009 audited consolidated financial statements). At February 28, 2009, the Company had an authorized operating line of credit $1,000,000, of which an amount of $1,000,000 was available, and an additional $3,000,000 of debt financing available for the expansion of its production facility with the same financial institution.

At February 28, 2009, cash amounted to $835,772, term deposits amounted to $3,318,254 and tax credit receivable amounted to $726,510, for a total of $4,880,536. During the nine-month period ended February 28, 2009, the Company undertook an additional financing of $2,720,000 after financing fees through the issue of convertible debentures. These additional funds were used for the acquisition of an additional participation in its subsidiary Acasti Pharma, which will use the funds to continue its clinical studies in progress. The Company does not expect in the next 12 months to require additional financing to finance its current activities.

Changes in Financial Position

The following table details the important changes to the balance sheet at February 28, 2009 compared to May 31, 2008:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	290	See cash flows statement
Short term deposits	1,152	Debenture financing proceeds
Receivables	480	Significant increase in sales during the fiscal year and especially the last quarter
Tax credits receivables	462	Increase in R&D expenses
Inventory	390	Increase related to NKO inventory Increase ahead of the shut down
Fixed assets	972	Plant expansion project and amortization
Intangible assets	243	Products development activities and IP
Accounts payable and accrued liabilities	660	Improvement in suppliers’ credit terms and amounts due to Company controlled by an officer and director
Convertible debenture	2,166	Convertible debenture financing
Long-term debt	461	Debt refinancing

PRIMARY ANNUAL FINANCIAL RATIOS
For the fiscal year ended	2009	2008	2007
	(nine months)
Working Capital Ratio (current assets/current liabilities)(1)	2.98	3.17	3.32
Solvency Ratio (Debt Capital / Shareholder Equity)*(2)	0.63	0.43	0.55
* including convertible debentures for 2009.

(1)

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(2)

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Most of the Company’s financial ratios deteriorated or were maintained during the period ended February 28, 2009 compared to the period ended May 31, 2008 mainly due to the debenture financing partly used for R&D expenses and the acquisitions of equipment for the plant expansion still unpaid and presented in the accounts payables.

FINANCIAL RISK MANAGEMENT

Refer to Item 11 hereto and Item 8, note 21 of our 2009 audited consolidated financial statements for disclosures relating to the nature and extent of the Company’s exposures to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk and how the Company manages those risks.

The Company was not involved in any off-balance sheet arrangements as at February 28, 2009, with the exception of lease commitments in the amount of $467,000 and forwards contracts to sell U.S. dollars with a total notional amount of $1,000,000 to August 2009 at a weighted average forward exchange rate of 1.2279. As of August 28, 2009, the Company has forward contracts to sell U.S. dollars with a total notional amount of $300,000 to September 2009 at a weighted average exchange rate of 1.1050.

Related Party Transactions

The transactions between related parties are described in note 5 « Related Party Transactions » of the Company’s 2009 audited consolidated financial statements as at February 28, 2009.

Change in Accounting Policies

Changes in accounting policies are described in note 2 « Changes in Accounting Policies » included in the Company’s 2009 audited consolidated financial statements as at February 28, 2009.

Critical Accounting policies

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performance. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method.. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the high level of risk that is inherent in its industry, management dos not recognize any value in the future assets that are created in excess of its future tax liabilities. As a result, a valuation allowance was recognized on the same basis as in prior years.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

New Accounting Standards Issued and Not Adopted

New accounting standards issued and future accounting changes are described in note 2 to the 2009 audited consolidated financial statements in « Changes to Accounting Policies » under Recently issued accounting Standards.

We have described in note 2 the impact resulting from the adoption of these standards. We are currently assessing the impact of the conversion to the IFRS on our financial statements.

C.         Research and Development

Neptune R&D policies are targeted at the development of proprietary natural health ingredients for the nutraceutical, medical food and pharmaceutical markets. Neptune’s products are all subject to trademark and patent rights directly owned by or exclusively licensed to Neptune.

Since its foundation, Neptune envisioned the development of clinically validated safe and effective ingredients for dietary supplements, functional food, medical food, over the counter and prescription therapeutics. During the first years Neptune developed Neptune Krill Oil (NKO®), a proprietary marine extract rich in omega-3 functionalized on phospholipids and potent antioxidants clinically proven safe and effective for the management of cholesterol and arthritic disorders. NKO® is now patented, trademarked and commercialized in North America, Europe and Australasia.

During the last two years, Neptune’s research and development efforts have focused on enhancing the composition of NKO® and eliminating or masking the inherent seafood odor and taste of the product. In order to achieve its target, the company is collaborating with public and private research institutions, as well as strategic partners in the food industry such as Nestle and Yoplait, among others. This research has resulted in the development of various functional foods, such as health bars, fruit juice, vegetable juice, berry nuggets and fruit paste, with stable and pleasant odor and taste throughout the standard shelf-life of each product.

Neptune has licensed the pharmaceutical rights to its two subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., for the respective development of cardiovascular and neurological medical food, OTC and prescription drugs.

Acasti has completed the product development and is finalizing IND-enabling studies preparing for the first IND submission for its prescription drug by the end of this year. NeuroBioPharm is presently conducting a clinical study evaluating the effect of its medical food on Alzheimer’s. The study is expected to be completed by June 2010.

	Project
	Sniff	Pharmaceutical	Improvement of	Total
Fiscal period ended		Applications	NKO
February 28, 2009	$233,807	$501,102	$542,053	$1,276,962

	Sniff	NKO	NKA	Total
May 31, 2008	$344,047	$120,632	$19,844	$484,524

	Krill - Medical	Improvement		Total
May 31, 2007	$184,617	$202,850	-	$387,467

The amounts spent on research and development for the last three years are summarized in note 6 to our 2009 audited consolidated financial statements.The Company expenses all research and development costs related to research projects. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Company's research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred.

D.         Trend Information

Other than those discussed under Item 4B: “Business Overview”, the Company does not know of any significant trends that would be material to its operations since the latest financial year.

E.         Off-Balance Sheet Arrangements

The Company was not involved in any off-balance sheet arrangements as at February 28, 2009, with the exception of lease commitments in the amount of $467,000 and forward contracts to sell U.S. dollars with a total notional amount of $1,000,000 to August 2009 at a weighted average forward exchange rate of 1.2279. As of August 28, 2009, the Company has forward contracts to sell U.S. dollars with a total notional amount of $300,000 to September 2009 at a weighted average exchange rate of 1.1050.

F.         Tabular Disclosure of Contractual Obligations

		Less than	2 to 3	4 to 5	More than
Contractual Obligations	Total	one year	years	years	5 years
	$	$	$	$	$
Long-term debt	3,444	532	1,065	1,051	796
Loans guaranteed by investments in lease contracts*	153	53	98	2	-
Research and development contract	300	-	300	-	-
Other lease contracts	467	100	199	168	-
Total liabilities	4,364	685	1,662	1,221	796
* Including interest fees.

The Company has commitments under various agreements as follows:

(a)	License agreement:

The Company has entered into a licensing agreements, which call for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i)	4%	$5,000
To a company controlled by an officer and director as of June 1, 2002	1%	–

(i)	The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university. See Item 8A under “Legal Proceedings”.

(b)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that will be realized during the next 24 months for an amount of $775,000. As at February 28, 2009, payments of $450,000 have been made towards the total amount of the contract.

(c)	Rental agreements:

The Company has entered into long-term lease agreements, which call for payments of $467,051 for the rental of premises. Minimum lease payments for the next years are $100,246 in 2010, $100,679 in 2011, $98,337 in 2012, $94,612 in 2013 and $73,177 in 2014.

(d)	Plant expansion:

As part of the current expansion of the Company's plant, the Company has entered into construction contracts. The amount remaining under these contracts, to be disbursed within the next fiscal year, is $1,764,000. For financing of the plant expansion, see note 15 to our 2009 consolidated financial statements.

G.         Safe Harbor

See above “Statement Regarding Forward-Looking Information”

ITEM 6:         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

Name and Province and Country of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as a Director or employee of the Company
Henri Harland (4)(5) Québec, Canada	President and Chief Executive Officer of the Company	Director, President and Chief Executive Officer of the Company	1998
Ronald Denis (1)(2)(3)(4) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director and Chairman of the Board of the Company	2000
Daniel Perry (1)(2)(3)(4) France	General Manager of Société du Vivier des Landes	Director of the Company	2000
Jean-Claude Debard France	President of Hyundai Automobile	Director of the Company	2009
Michel Chartrand(1)(2)(3)(4) Québec, Canada	President of Groupe PharmaEssor Inc.	Director of the Company	2006
Thierry Houillon Québec, Canada	Vice-President, Nutraceutical of the Company	Vice-President, Nutraceutical of the Company	-
Tina Sampalis, M.D., Ph.D.(5) Québec, Canada	Chief Scientific Officer of the Company and President of Acasti	Chief Scientific Officer of the Company	-
André Godin (5) Québec, Canada	Vice-President, Administration and Finance of the Company	Vice-President, Administration and Finance of the Company	-

(1)	Member of the Audit Committee	(4)	Director of Acasti Pharma and NeuroBioPharm
(2)	Member of the Compensation Committee	(5)	Officer of Acasti Pharma and NeuroBioPharm
(3)	Member of the Corporate Governance Committee

As of April 17, 2009, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,249,194 (8.62%) of the outstanding common shares of Neptune.

In Neptune’s Management Proxy Circular dated April 29, 2009, all of the above listed directors were nominated by management for election and all were elected.

Following are brief biographies of Neptune’s directors and executive officers:

Mr. Henri Harland

Mr. Henri Harland has been a director and the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the Founder of the Company and has been involved in the krill research project since 1991. For ten years he has held the position of President and Chief Executive Officer of Groupe Conseil Harland Inc., a financial engineering group. Previously, he acted has an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development.

Dr. Ronald Denis

Dr. Ronald Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Daniel Perry

Since March 1993, Mr. Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent.

Mr. Michel Chartrand

Since 2004, Mr. Michel Chartrand has been the President and Chief Executive Officer of Groupe PharmEssor inc. which regroups Gestion Santé Services Obonsoins inc. and Groupe Essaim inc. Both companies are important pharmacy franchisors in Quebec and were recently merged. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Mr. Jean-Claude Debard

Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has sat on the Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

Tina Sampalis M.D., Ph.D.

Dr. Tina Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards for her work on the clinical implementation of retinols skin and breast cancer and for her work on Scintimammography. U.S. and Canadian patent applications have been filed for the development and implementation of innovative micro-invasive and stereotactic robotic surgical techniques for breast cancer. Between May 2000 and June 2007, she has held the position of Vice-President of Research and Business Development and since June 2007 the position of Chief Scientific Officer of the Company.

Mr. André Godin

Mr. André Godin, C.A., has a Bachelor in Administration and has been a Member of the Canadian Institute of Chartered Accountants since 1988. He has more than 10 years experience in the Biotech/Pharma industry as former President of a Dietary Supplement Company and as a Corporate Controller for a pharmaceutical company in OTC products. Mr. Godin has been Vice-President, Administration and Finance for Neptune since 2003.

Mr. Thierry Houillon

Since 2003, Mr. Thierry Houillon has been the President and Chief Executive Officer of Danone Eaux Canada. From 2001 to 2003, he was Chief Executive Officer of Danone Yogourt Tunisie and from 1994 to 2001 of Danone Yogourt Canada.

B.         Compensation

Compensation of Directors

In fiscal 2009, other than the Company’s CEO, all directors were independent and were remunerated by the Company in their capacity as directors. Henri Harland, President and CEO of the Company, received no remuneration as a director.

The compensation for the independent directors, other than the Chairman of the Board, is a combination of annual meeting fees and stock options. The meeting fees are further described in the chart below.

Summary Table – Meeting Fees Payable to Directors

Detail	Compensation ($)
Fee for Director of the Board per Board meeting attended	500
Fee for Chairman of the Board per Board meeting attended	1000
Fee for Board of Directors meeting attended by way of conference call	250
Fee for Chairman of the Board per Board meeting attended by way of conference call	250
Fee for Board of Directors Committee per meeting attended	500
Fee for Chairman of the Committee for Committee per meeting attended	750

External directors are paid an annual fixed compensation of $10,000 and the Chairman of the Board is paid an annual fixed compensation of $20,000.

In 2008 each independent director of the Company received 25,000 stock options on August 21, 2008 upon his nomination or re-election to the Board of Directors. The exercise price of each option granted is $2.50.

The total remuneration paid to independent directors during the nine-month fiscal period ended February 28, 2009, is set out in the following table:

Remuneration Paid to Independent Directors

Name	Fees earned	Option/warrant-	All other	Total(2)
	($)	based awards(1)	compensation	($)
		($)	($)
Ronald Denis	14,250	27,452.50	-	39,452.59
Michel Chartrand	10,500	27,452.50	-	39,452.59
Michel Timperio	14,250	27,452.50	-	39,452.59
Daniel Perry	8,250	27,452.50	-	39,452.59

(1)

The value of the Company option-based awards is based on a fair value of $1.10 per option. The value of Acasti and NeuroBioPharm option-based awards and warrant based award is based on a fair value of $0 per option or warrant. Options and warrants relate to Company, Acasti or NeuroBioPharm common shares, as applicable.

(2)	The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.

Outstanding Director Option-Based Awards

The following table provides information on the number and value of each independent director’s outstanding options at the end of the nine-month fiscal period.

Neptune

On January 28, 2009, the independent directors renounced 20,000 options of the Company, except for Mr. Michel Timperio, who renounced to 30,000 options, granted on May 1, 2007 at an exercise price of $7.25.

Name / Grant Date	Number of securities	Option exercise	Option expiration	Value of
	underlying	price ($)	date	unexercised in-
	unexercised options			the-money
				options(1)
				($)
Michel Chartrand
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	20,000	0.25	14-Jun-2010	11,800
Ronald Denis
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	100,000	0.25	14-Jun-2010	59,000
05-Oct-2004	40,000	0.25	05-Oct-2009	23,600
Daniel Perry
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	50,000	0.25	14-Jun-2010	29,500
05-Oct-2004	40,000	0.25	05-Oct-2009	23,600
Michel Timperio
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	50,000	2.60	09-Jun-2011	-
05-Oct-2004	10,000	0.25	05-Oct-2009	5,900

(1)	Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $0.84 on February 28, 2009

Acasti and NeuroBioPharm

Acasti options and warrants, as well as NeuroBioPharm warrants, have been granted to independent directors of the Company in remuneration for the additional responsibilities and amount of work attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010 or unless and until a financing is realized.

	Acasti		NeuroBioPharm
Name	Number of securities	Number of securities	Number of securities
	underlying unexercised	underlying unexercised	underlying unexercised
	options	warrants	warrants
Michel Chartrand	25,000	125,000	100,000
Ronald Denis	25,000	175,000	100,000
Daniel Perry	25,000	100,000	100,000
Michel Timperio	25,000	100,000	100,000

Acasti options and warrants were transferred and granted to the independent directors of the Company on October 8, 2008. Both have an exercise price of $0.25 and mature, respectively, on October 8, 2018 and October 8, 2013. NeuroBioPharm warrants, granted on December 24, 2008, have an exercise price of $0.10 and mature on December 24, 2013.

Compensation of Executive Officers

The following highlights the compensation provided to Henri Harland, the Company’s Chief Executive Officer (“CEO”), André Godin the Chief Financial Officer (“CFO”) and the three other most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”). For the fiscal period ended February 28, 2009, these executives include: Tina Sampalis, Chief Scientific Officer (CSO), Thierry Houillon, Vice-President Nutraceutical, and Toni Rinow, Investors Relations and Corporate Development Director.

Compensation of executive officers of the Company is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Company performance relative to plan. During the most recently completed nine-month fiscal period, the Compensation Committee was composed of Mr. Michel Chartrand, Mr. Ronald Denis, Mr. Michel Timperio and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation.

Compensation Discussion and Analysis

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual vs. budgeted results. Generally, new stock option grants do not take into account the number of outstanding options.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the President and Chief Executive Officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee to cover resignation, retirement or any other termination, as well as a change of control and/or a change of responsibilities.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard given to the Company’s financial performance and progress in achieving strategic goals.

The Company’s executive compensation program is intended to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company by providing compensation which is competitive with the compensation received by executives employed by comparable companies, by ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and by providing executives with long-term incentives through the grant of stock options.

The Company retained the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Company for its fiscal year ended May 31, 2006. The mandate given to the consultant was to review and report to the compensation committee on the compensation of Named Executive Officers of companies comparable to the Company as well as the terms and conditions of such compensation, including incentive based remuneration.

The Company did not practice any benchmarking during the fiscal period ending February 28, 2009 to establish the Named Executive Officer remuneration.

Compensation Elements

Remuneration of executive officers is revised each year and has been structured to encourage and reward the executive officers on the basis of both short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;

(ii)	annual incentive plan, consisting of a cash bonus;

(iii)	grant of stock options of the Company and grant of warrants of its subsidiaries; and

(iv)	other elements of compensation, consisting of benefits,

Base Salary

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Company has a bonus plan for the executive officers, based on a percentage of their base annual salary, granted at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. Henri Harland, President and CEO of the Company is eligible to a 50% bonus of his annual base salary, Tina Sampalis, Chief Scientific Officer, is eligible to a 30% bonus of her base annual salary, and André Godin is eligible to a 30% bonus of his base annual salary.

Stock Options

The grant of stock options to the Company’s executives is aimed at recognizing and rewarding the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Company’s executives as well as aligning the interests of the Company’s executives with that of its shareholders.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Company be awarded to the Named Executive Officers to compensate them for the additional responsibilities and due to their new functions in the subsidiaries and to align their interests with shareholders’ interests in order to stimulate value creation in the subsidiaries.

Outstanding Option-Based and Warrant-Based Awards

On January 28, 2009, each Named Executive Officer renounced its stock options, each for the respective amount indicated beside their name, with an exercise price of $7.25 issued on May 1, 2007.

Name	Number of securities	Grant Date	Exercise price ($)
	underlying the options
Henri Harland	115,000	1-May-2007	7.25
André Godin	80,000	1-May-2007	7.25
Tina Sampalis	80,000	1-May-2007	7.25
Thierry Houillon	350,000	19-Feb-2007	5.75
	95,000	1-May-2007	7.25
Toni Rinow	100,000	1-Oct-2007	5.50

The following tables sets out all awards of stock options and warrants outstanding to each Named Executive Officer as at April 17, 2009.

Neptune

Name / Grant Date	Number of securities	Option exercise price	Option expiration	Value of unexercised
	underlying	($)	date	in-the-money
	unexercised options			options(1)
	(#)			($)
Henri Harland
21-Aug-2008	85,000	2.50	21-Aug-2011	-
09-Jun-2006	275,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	-
14-Jun-2005	290,000	0.25	14-Jun-2010	171,100
05-Oct-2004	154,500	0.25	05-Oct-2009	91,155
André Godin
21-Aug-2008	70,000	2.50	21-Aug-2011	-
09-Jun-2006	100,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	-
14-Jun-2005	110,000	0.25	14-Jun-2010	64,900
05-Oct-2004	68,000	0.25	05-Oct-2009	40,120
Tina Sampalis
21-Aug-2008	70,000	2.50	21-Aug-2011	-
09-Jun-2006	100,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	-
14-Jun-2005	260,000	0.25	14-Jun-2010	153,400
05-Oct-2004	113,000	0.25	05-Oct-2009	66,670
Thierry Houillon
21-Aug-2008	70,000	2.50	21-Aug-2011	-
26-Sep-2006	40,000	3.00	26-Sep-2011	-
Toni Rinow
21-Aug-2008	40,000	2.50	21-Aug-2011	-

(1)	Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $0.84 on February 28, 2009.

Acasti and NeuroBioPharm

Acasti warrants and options, as well as NeuroBioPharm warrants, have been granted to Named Executive Officers of the Company in remuneration for the additional responsibilities and amount of work attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010 or unless and until a financing is realized.

	Acasti		NeuroBioPharm
Name	Number of securities	Number of securities	Number of securities
	underlying unexercised	underlying unexercised	underlying unexercised
	options	warrants	warrants
Henri Harland	200,000	1,250,000	1,250,000
Andre Godin	100,000	700,000	725,000
Tina Sampalis	200,000	1,250,000	1,250,000
Thierry Houillon	-	270,000	125,000
Toni Rinow	15,000	150,000	150,000

Acasti options and warrants were granted and transferred to the Named Executive Officers of the Company on October 8, 2008. Both have an exercise price of $0.25 and mature, respectively, on October 8, 2018 and October 8, 2013. NeuroBioPharm warrants, granted on December 24, 2008, have an exercise price of $0.10 and mature on December 24, 2013.

The following table sets out the value of stock options vested or earned by the Named Executive Officers as at February 28, 2009. As at February 28, 2009, no value is attributable to the warrant vested.

Options vested and earned

Name	Option-based awards	Option-based awards
	Value vested during the year	Value earned during the year
	($)	($)
Henri Harland	220,150	47,750
André Godin	179,575	-
Tina Sampalis	178,513	191,000
Thierry Houillon	-	-
Toni Rinow	-	-

Other Forms of Compensation

The Company’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations.

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the nine-month period ended February 28, 2009.

Name	Year	Salary		Option/	Annual	All other		Total
		(9 months	)	Warrant-	incentive	compensation		compensation
		($)		based	plans	($)		($)
				awards(2)
				($)	($)
Henri Harland	2009	291,058		109,812	-	61,448	(1)	462,318
André Godin	2009	151,693		90,433	-	-	(3)	242,126
Tina Sampalis	2009	214,000		90,433	-	-	(3)	304,433
Thierry Houillon	2009	189,250		90,433	-	-	(3)	279,683
Toni Rinow	2009	127,885		51,676	-	-	(3)	190,426

(1)	Part of previously-accumulated vacation paid to Mr. Harland during the nine-month fiscal period.

(2)

The value of the option-based awards of the Company is based on a fair value of $1.10 per option. The value of Acasti and NeuroBioPharm option-based awards and warrant-based awards are based on a fair value of $0 per option or warrant.

(3)

The value of perquisites and other personal benefits received by these executives did not total in the aggregate $50,000 or more, or represent 10% or more of their total salary for the 2009 fiscal period.

Acasti and NeuroBioPharm, two subsidiaries of the Company, assume a portion of the salaries of the hereinafter Named Executive Officers. Acasti and NeuroBioPharm respectively assume 30% and 10% of Henri Harland’s salary, 20% and 10% of André Godin’s salary, 60% and 20% of Tina Sampalis’ salary, 12.5% and 12.5% of Toni Rinow’s salary. These percentages are in effect as of February 28, 2009, starting August 7, 2008 for Acasti and October 15, 2008 for NeuroBioPharm. Percentages are subject to adjustments at the discretion of the company management.

Company Stock Option Plan

The Company’s stock option plan (the “Company Stock Option Plan”) was adopted on May 10, 2001 and was modified on October 1, 2002, on August 28, 2003, on June 14, 2005, on April 20, 2006 and on April 29, 2009.

The amendment of the Company Stock Option Plan was approved by the Board of Directors of the Company as of April 29, 2009. The purpose of the amendment is to provide that each option granted under the Acasti Stock Option Plan will reduce by one and each option cancelled under the Acasti Stock Option Plan will increase by one the number of shares available for further issuance under the Company Stock Option Plan until the date on which the shares of Acasti qualify as “exchange-traded securities” under applicable securities legislation and subject to the prior approval of the TSX Venture Exchange, at which date the number of shares available under the Company Stock Option Plan will be increased by the number of options then granted under Acasti Stock Option Plan.

The Company Stock Option Plan was adopted to allow certain employees, directors, officers and consultants of the Company, as designated by the Board of Directors, to acquire shares directly from the Company.

The Company Stock Option Plan is administered by the Board of Directors of the Company, which will determine, inter alia, the number of common shares covered by any stock option, and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Company Stock Option Plan.

Options for up to an aggregate of 6,850,000 common shares of the Company may be granted by the Board of Directors under the Company Stock Option Plan. Not more than 5% of shares issued by the Company may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor-relations services employee). In addition, the Company Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Company outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Company outstanding.

Options are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the common shares on the TSX Venture Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders), if applicable, the Board of Directors of the Company has the right to amend or terminate the Company Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the Company Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the Company Stock Option Plan.

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009.

The Acasti Stock Option Plan was adopted to ensure to Acasti and its shareholders the benefit of an incentive participation through the holding of shares by directors, officers, employees and consultants of Acasti, as designated by the Board of Directors of Acasti.

The Acasti Stock Option Plan is administered by the Board of Directors of Acasti, which will determine, inter alia, the number of Class A shares covered by any stock option and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Acasti Stock Option Plan.

Options for Class A shares of Acasti representing up to 10% of the outstanding issued shares of Acasti then outstanding may be granted by the Board of Directors under the Acasti Stock Option Plan. Notwithstanding the preceding sentence, it is understood that at no time shall the number of Class A shares of Acasti issuable pursuant to the terms of the Acasti Stock Option Plan exceed an aggregate of 1,530,000 Class A shares.

The number of options granted to a consultant or a person the services of which are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of Acasti then outstanding. In addition, the Acasti Stock Option Plan, together with any other plan to be established by Acasti or any options already granted by Acasti, will not result, unless the requisite shareholder approval is obtained under applicable securities legislation, in (i) the number of securities, calculated on a fully diluted basis, reserved for issuance under options granted to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) a related person and the associates of the related person, exceeds 5% of the outstanding securities of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within 12 months to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) an insider, exceeds 5% of the outstanding securities of Acasti.

The exercise price of the options will be determined by the Board of Directors of Acasti, but may not be lower than (i) the price per share obtained by Acasti for shares sold in its last arm’s length private placement within the last year, and (ii) the demonstration of value of the exercise price in any one of the following ways: (A) a formal valuation or appraisal prepared by independent, qualified parties, such as Chartered Business Valuators, (B) deferred expenditures (excluding general and administrative costs) incurred within the five previous years, as evidenced by audited financial statements or an audited statement of costs, which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which Acasti intends to conduct a recommended research and development program in the next 12 months, (C) net tangible assets, (D) five times annual average cash flow, or (E) some other determination of value acceptable to a recognized stock exchange where the securities of the Company are listed.

Options are non-transferable and may be exercised during the period determined by the Board of Directors, such period beginning at the earliest on the date of the grant of such options and ending at the latest ten years after such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company or death of the holder, except that they may be exercised for 60 days after termination of employment or the end of the business relationship (30 days for investor relations services employees) and for one year after the death of a holder.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) if applicable and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) also if applicable, the Board of Directors of Acasti has the right to amend or terminate the Acasti Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the Acasti Stock Option Plan cannot affect the conditions (number and exercise price) of options that are already granted and not exercised under the Acasti Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by disinterested shareholders of the Company at its annual general meeting. The disinterest shareholders of the Company will also be asked, at such meeting, to ratify the grants of options to purchase Class A shares of Acasti approved by the Board of Directors of Acasti over the preceding year under the Acasti Stock Option Plan.

Termination and Change of Control Benefits

The implementation of termination and change of control benefits for key officers is currently under discussion. As at February 28, 2009, there were no termination and change of control benefits applicable to the Named Executive Officers.

Performance Graph

On February 28, 2009, the closing price of the common shares of the Company on the TSX Venture Exchange was $0.84 per share. The following graph shows the cumulative return of a $100 investment in common shares of the Company, made on February 28, 2004 on the TSX Venture Exchange, compared with the total return of the TSX-V Index (“TSX-V”) and the Amex Biotech Index (“Amex”) for the period shown on this graph.

The Company’s level of executive compensation increased in 2009 in concert with the positive financial performance of the Company. The Company’s improved performance in 2008 was not reflected in the value of its share price, which has declined over this period. Furthermore, the Company, aware of the general economic climate, did not award any bonuses during the nine-month fiscal period ended February 28, 2009, nor grant any salary raises to any employee for the next fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at February 28, 2009, the share-based compensation plans of the Company pursuant to which shares can be issued from treasury. All Company plans have been approved by the shareholders. The number of shares which appears at in the line “Share-based compensation plan” refers to the Company stock-option plan.

Neptune

	(A)	(B)	(C)
Plan category	Number of shares to be	Weighted average strike price	Numbers of shares available
	issued following the exercise	of outstanding stock options	for further issuance under the
	of outstanding stock options	($)	stock based compensation
	(common shares)		plans (excluding shares from
(A))
(common shares)

Share-based compensation
plan approved by the	3,669,750	1,57	1,437,000	(1)
shareholders

Share-based compensation
plan unapproved by the	N/A	N/A	N/A
shareholders

(1)	This number will be reduced by the number representing the difference between the number of Acasti option issued and cancelled.

Acasti

	(A)	(B)	(C)
Plan category	Number of shares to be	Weighted average strike price	Numbers of shares available
	issued following the exercise	of outstanding stock options	for further issuance under the
	of outstanding stock options	($)	stock based compensation
	(common shares)		plans (excluding shares from
(A))
(common shares)

Share-based compensation
plan approved by the	N/A	N/A	N/A
shareholders

Share-based compensation
plan unapproved by the	850,000	0,25$	73,053
shareholders

C.         Board Practices

The Board currently consists of five (5) directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. For details on members of the audit committee and compensation committee please refer to table in section 6A.

There are no director services contracts with the Company providing for benefits upon termination of employment. Neptune and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation or retirement) or in the event of a change in control. However, such arrangements are under negotiation with certain executive officers. There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Other than as disclosed herein, there is no compensation paid to outside directors other than stock-based compensation.

The Audit Committee is composed of four members of the Board of Directors: Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. The audit committee is appointed annually by the directors of Neptune at the first meeting of the board held after Neptune’s annual general meeting. The primary function of the audit committee is to review the financial statements of Neptune before they are submitted to the board for approval. The Committee is also available to assist the board if required with matters relating to the appointment of Neptune’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All Audit Committee members are independent under this standard.

Each director’s biography in Item 6A describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

The Compensation Committee is composed of four members of the Board of Directors: Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. The Compensation Committee has the responsibility of evaluating the compensation, performance incentives and benefits granted to the Company’s upper management in accordance with their responsibilities and performance, as well as of recommending the necessary adjustments to the Board of Directors of the Company. This committee also reviews the amount and method of remuneration granted to the directors. The Compensation Committee may engage an external firm to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

D.         Employees

As at February 28, 2009, Neptune, along with Acasti and NeuroBioPharm, has a total 80 employees, working at its business office and Sherbrooke plant.

	Administration	Sales	R&D	Production	Total
February2009	10	4	16	50	80
May 2008	11	3	3	42	59
May 2007	10	3	2	33	48

E.         Share Ownership

			Number of Securities
	Common Shares	Percentage of	Underlying
	Owned	Common	Unexercised	Exercise
Name	and Controlled	Shares Owned	Options (#)	Price	Expiry Date

Henri Harland	2,212,111	5.87%	85,000	2.50	August 21, 2011
			275,000	2.60	June 9, 2011
			150,000	1.00	January 19, 2011
			290,000	0.25	June 14, 2010
			154,500	0.25	October 5, 2009

Ronald Denis	45,000	*	25,000	2.50	August 21, 2011
			25,000	2.60	June 9, 2011
			100,000	0.25	June 14, 2010
			40,000	0.25	October 5, 2009

Michel Chartrand	10,000	*	25,000	2.50	August 21, 2011
			25,000	2.60	June 9, 2011
			20,000	0.25	June 14, 2010

Daniel Perry	43,333	*	25,000	2.50	August 21, 2011
			25,000	2.60	June 9, 2011
			50,000	0.25	June 14, 2010
			40,000	0.25	October 5, 2009

Jean-Claude Debard	0	*

André Godin	670,000	1.78%	70,000	2.50	August 21, 2011
			100,000	2.60	June 9, 2011
			150,000	1.00	January 19, 2011
			110,000	0.25	June 14, 2010
			68,000	0.25	October 5, 2009

Tina Sampalis	268,750	*	70,000	2.50	August 21, 2011
			100,000	2.60	June 9, 2011
			150,000	1.00	January 19, 2011
			260,000	0.25	June 14, 2010
			113,000	0.25	October 5, 2009

Thierry Houillon	0	*	70,000	2.50	August 21, 2011
			40,000	3.00	September 26, 2011

Toni Rinow	0	*	40,000	2.50	August 21, 2011

* Denotes less than 1%

(1) All prices are in Canadian Dollars

ITEM 7:         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

As at April 17, 2009, to the best knowledge of the Company, other than the companies mentioned below, none of the directors or executive officers of the Company or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 5% or more of the voting rights attached to the Company’s common shares:

	Number of
Name and address of Shareholder	Common Shares held	% of Common Shares
Northern Rivers Capital Management Inc.
Royal Bank Plaza
North Tower, Suite 2000	6,709,265	17.80%
200 Bay Street, P.O. Box 66
Toronto, Ontario M5J 2J2
GFX Trust(1)
139, Place Ducharme	3,549,000	9.42%
Rosemère, Québec J7A 4H8
Gestion Harland Inc.(2)
139, Place Ducharme	1,927,000	5.11%
Rosemère, Québec J7A 4H8

(1)	Mr. Henri Harland is one of four trustees in GFX Trust.

(2)	Gestion Harland Inc. is a company directly owned by Henri Harland, President, CEO and Director of the Company.

B.         Related Party Transactions

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues in semi-annual installments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the nine-month period ended February 28, 2009, total royalties paid or payable to this party amounted to $221,629 (year ended May 31, 2008 - $102,638), including royalties on the transfer of licenses to the subsidiaries of $137,000 as described below. As at February 28, 2009, the balance due to this shareholder under this agreement amounts to $221,629 (2008 - $59,728). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

During the nine-month period ended February 28, 2009, the Company issued worldwide licenses to its subsidiaries, Acasti Pharma and NeuroBioPharm, in consideration of shares and warrants of these subsidiaries.

The Company recorded the value of the following shares and warrants of its subsidiaries as payments of the royalties due to the company controlled by an officer and director. These shares were valued at $137,000 and no value was attributed to the warrants:

Acasti Pharma	NeuroBioPharm
50,000 Class B shares	50,000 Class B shares
260,000 Class C shares	350,000 Class C shares
60,000 Series 4 warrants	70,000 Series 4 warrants
30,000 Series 5 warrants	30,000 Series 5 warrants

The remittance of shares and warrants is subject to applicable regulatory approval and/or meeting other conditions. If these conditions are not met, the payment will be made in cash. Shares and warrants issued as royalty payments will be released as soon as the condition related to the net income before taxes, interests and amortization is met. Since the Class B and Class C shares of Acasti Pharma and NeuroBioPharm are redeemable at the option of the holder, the amount of $137,000 was recorded in current liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8:         FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

See our 2009 audited consolidated financial statements in Exhibit F-1.

Legal Proceedings

On August 23, 2004, university researchers filed an injunction against the Company and the University of Sherbrooke (the “University”) demanding cancellation of a purchase option for the intellectual property granted to the Company by the University and claimed, for the benefit of the researchers, an amount to be determined. In May 2007 and in December 2008, the court released unfavourable judgements against the University and the Company (see below). In January 2009, the University and the Company presented to the Superior Court a motion to appeal the judgements rendered. The Court of Appeals will hear the appeal made by the University and the Company in September 2009, and the Company remains confident that its rights will be recognized on appeal.

In the December 2008 ruling, the court determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and that it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been previously established at $275,000. Under the judgment, the Company had 45 days to exercise its option and it had to pay $275,000 immediately.

However, the existence of the option to purchase the intellectual property was validated by the court judgement. With respect to the exercise price set at $1,776,000, if the Court of Appeal confirms the ruling and finds that the option was not exercised, the Company could, without prejudice to its operations, reconsider its position and not proceed to exercise this new option, and consequently would not have to pay this amount.

The Company believes that the prejudice, if any, should not be attributable to Neptune. The Company has voluntarily deposited an amount of $275,000 into the trust account of the Company’s legal counsel in order exercise the option to acquire the intellectual property. The ultimate resolution of this matter and the estimated damages, if any, cannot be determined and, accordingly, the Company has not recorded any provision in its financial statements for this matter.

Dividend Policy

The Company has declared a dividend of $9,380 on its outstanding common shares on July 28, 2009, which was paid on August 15, 2008. The Company did not pay any other dividends on its outstanding common shares and does not anticipate that it will do so in the foreseeable future

B.         Significant Changes

There are no significant changes of financial conditions since the most recent audited financial statements included within this Annual Report. Interim financial statements for the period ended May 31, 2009 are incorporated by reference into this annual report.

ITEM 9:         THE OFFER AND LISTING

A.         Offer and Listing Details

The annual high and low market prices for each of the following periods are as follows:

(a) Five most recent years

Fiscal year ended	TSX (CDN$)		NASDAQ (US$)
	High	Low	High	Low
February 28th 2009	3.45	0.37	2.76	0.28
May 31st 2008	7.14	2.76	6.09	2.76
May 31st 2007	8.48	2.30	-	-
May 31st 2006	4.00	0.19	-	-
May 31st 2005	0.24	0.11	-	-

(b) Financial quarters two recent years

Quarter ended	TSX (CDN$)		NASDAQ (US$)
	High	Low	High	Low
May 31st, 2009	1.89	0.74	2.10	0.58
February 28th 2009	0.94	0.40	0.82	0.34
November 30th 2008	2.08	0.37	2.00	0.28
August 31st 2008	3.45	1.75	3.44	1.61
May 31st 2008	4.22	3.05	4.05	3.00
February 28th 2008	4.77	2.76	4.85	2.76
November 30th 2007	5.40	3.30	6.09	3.35
August 31st 2007	7.14	2.81	5.25	2.80

(c) Most recent six months

Period	TSX (CDN$)		NASDAQ (US$)
	High	Low	High	Low
July 2009	2.58	1.76	2.34	1.49
June 2009	2.93	1.70	2.70	1.55
May 2009	1.89	1.41	2.10	1.26
April 2009	1.65	0.92	1.30	0.75
March 2009	1.14	0.74	0.90	0.58
February 2009	0.93	0.61	0.82	0.41

B.         Plan of Distribution

Not applicable.

C.         Markets

Neptune’s common shares are currently listed and posted for trading on the TSX Venture Exchange under the symbol “NTB” and on the NASDAQ under the symbol “NEPT”. The Company’s common shares began trading on NASDAQ on August 6, 2007.

D.         Selling Shareholders

Not applicable.

E.         Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable

ITEM 10:         ADDITIONAL INFORMATION

A.         Share Capital

Not applicable.

B.         Memorandum and Articles of Association

Bylaws And Articles of Association

We were incorporated, in Canada, under Part IA of the Companies Act (Quebec) (the “Companies Act”). The Company’s Articles of Incorporation as amended, which we refer to as our articles of incorporation, are on file with the Quebec Enterprise Registrar under the Quebec Enterprise Number 1148070734. Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the Company carries on.

Directors

(a) Power to vote where material interest. Directors must not have any material interest in any organization carrying on business with the Company, except as permitted by applicable laws. Under the Civil Code of Quebec, to which the Company is subject as a legal person incorporated under the Companies Act (Quebec), a director of the Company must immediately disclose to the Board of Company any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Company. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Company that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

(b) Power to vote on compensation in absence of independent quorum. Neither the Company’s articles nor its bylaws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

(c) Borrowing powers. Subject to any restriction which may from time to time be included in the Company’s articles, by-laws, or Unanimous Shareholders’ Agreement, and without limiting the powers granted to the Company under the Company’s Act (Quebec), the directors of the Company are authorized at all times: i) to borrow money on the Company’s credit for amounts and upon conditions as may be deemed appropriate by obtaining loans or advances; ii) to issue bonds or other securities of the Company; iii) to pledge or sell such bonds or other securities for money at a price that is deemed appropriate; iv) to hypothecate, pledge or otherwise guarantee all or a portion of the Company’s real property, movable or immoveable, its business, its rights, present or future, or any borrowed sum or any other obligation or undertaking, present or future, of the Company; v) to delegate to certain directors or officers of the Company all or a part of the powers listed above, to the extent and in the manner determined by the directors.

(d) Retirement and age limit for directors. Neither the Company’s articles nor its by-laws contain any provision with respect to the retirement of directors under an age limit requirement.

(e) Number of shares (if any) required for director’s qualification. Neither the Company’s articles nor its by-laws contain any provision with respect to the number of shares, if any, required for the qualification of directors.

Rights, Preferences and Restrictions Attaching to each Class of Shares of the Company

Common Shares

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the Common Shares of the Company:

(a) Dividends. Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

(b) Voting Rights. Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

(c) Rights to share in the Company’s Profits. None, other than as provided in paragraph (a) above (the holders of our common shares are entitled to receive dividends as determined by our Board of Directors) and paragraph (d) below (the holders of our common shares are entitled to participation in our remaining property and assets available for distribution in the event of our liquidation, dissolution or reorganization).

(d) Liquidation. In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

(e) Redemption Provisions. None.

(f) Sinking Fund Provisions. None.

(g) Liability to Further Capital Calls by the Company.  None.

(h) Provisions discriminating against existing or prospective holders of Common Shares as a result of such holder owning a substantial number of shares. None.

Preferred Shares

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the Preferred Shares of the Company:

(a) Dividends. The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends. Series A Preferred Shares entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

(b) Voting Rights. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

(c) Rights to share in the Company’s Profits. Other than as provided in paragraph (a) above and paragraph (d) below, none.

(d) Liquidation. The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to reimbursement of capital and division of assets in the event of the Company’s winding-up or dissolution.

(e) Redemption Provisions. None.

(f) Sinking Fund Provisions. None.

(g) Liability to Further Capital Calls by the Company.  None.

(h) Provisions discriminating against existing or prospective holders of Preferred Shares as a result of such holder owning a substantial number of shares. None.

Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such amendment would require the approval of holders of two-third of the shares cast at a duly called special meeting. For certain amendments such as those crating of a class of preferred shares, a shareholder is entitled to dissent in respect of such resolution amending our articles and, if the resolution is adopted and the Company implements such changes, demand payment of the faire value of its shares. These conditions are those required by law under the Company’s Act (Québec).

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.

Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations On Right to Own Securities

The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) (Canada) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada).

Provisions that would have an Effect of Delaying, Deferring or Preventing Change of Control

None.

Ownership Threshold

None, other than thresholds required by law.

Applicable Laws

Not applicable.

Conditions Governing Changes in Capital

Not applicable.

C.         Material Contracts

The Company has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for Technology License Agreement with Acasti Pharma Inc. on August 7, 2008 and Technology License Agreement with NeuroBioPharm Inc. on October 15, 2008.

During the nine-month fiscal period ended February 28, 2009, the Company granted an exclusive worldwide license to its majority-owned subsidiary, Acasti, to develop, validate health benefits by way of clinical studies and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property. Acasti will finance its research and development activities as well as its clinical studies. The products developed by Acasti are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval from similar regulatory organizations before sales are allowed.

On October 15, 2008, the Company granted an exclusive worldwide license to its renamed, on December 24, 2008, wholly-owned subsidiary NeuroBioPharm to develop, validate and commercialise new pharmaceutical products (OTC, medical food, Rx) that target cognitive and neurological pharmaceutical applications using the Company’s technology and intellectual property. Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval of the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval of similar regulatory organizations before sales are allowed.

D.         Exchange Controls

There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to nonresident holders of the Company's securities, other than withholding tax requirements. See "Taxation" below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-Canadian who proposes to acquire common shares of the Company.

It is general only and is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments other than as set out below. (While the provisions of the Investment Act may be engaged where a non-Canadian acquires all or substantially all of the assets used by the Company in carrying on a business, this circumstance is not discussed below.)

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless the minister responsible for the Investment Act, on application of the non-Canadian acquiror, is satisfied or deemed to be satisfied that the investment is likely to be of net benefit to Canada.

The size and nature of a proposed transaction may render an investment reviewable. In general, an investment in the Company’s common shares by a non-Canadian that is a "WTO investor" (as that term is defined in the Investment Act and which term includes entities which are controlled by nationals of member states of the World Trade Organization), would be reviewable under the Investment Act if it is considered under the Investment Act to be an investment to acquire control of the Company and the value of the Company’s assets, as determined in accordance with the regulations promulgated under the Investment Act, was over Cdn. $312 million (in 2009) at the relevant time, which figure is subject to change annually pursuant to a GDP escalator). A lower review threshold would apply if the non-Canadian acquiror is not a "WTO investor" (in circumstances where the Company is not controlled by WTO investors other than a Canadian) or if the Company were viewed to carry on a cultural business.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Company’s common shares. The acquisition of less than a majority but one-third or more of such common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company would not be controlled in fact by the acquiror through the ownership of the common shares.

Certain transactions relating to the Company’s common shares would be exempt from the net benefit to Canada review and approval mechanism under the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Company’s common shares, remained unchanged.

Note that effective March 12, 2009, certain amendments were effected to the Investment Act that provide for changes to the aforementioned review threshold upon the coming into force of certain regulations under the Investment Act. Those regulations have not yet come into force but are anticipated to come into force in the near future. Generally speaking, the review threshold referred to above will be increased to $600 million of enterprise value (increasing over time). The phrase "enterprise value" will be defined in the regulations. In the case of acquisitions of control of public companies, enterprise value is expected to be based on adjusted market capitalization.

The acquisition by a non-Canadian of common shares of the Company would be reviewable at the discretion of the minister under the national security provisions of the Investment Act if the minister has reasonable grounds to believe that the acquisition could be injurious to national security. The right of any person, Canadian or non-Canadian, to acquire common shares of the Company is subject to compliance with the competition laws of Canada and of any other jurisdictions in which the Company carries on business.

E.         Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of the Company’s common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Company’s common shares directly and, not through a fiscally transparent entity, and as capital property and does not use or hold such common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) the Company’s common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share of the Company in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series. If the common shares of the Company constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate Request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Company’s common shares is not currently derived principally from real property situated in Canada.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from the acquisition, ownership, and disposition of our common shares. This summary assumes that holders will hold their common shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes). This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.

This summary is based on the Code, existing and proposed U.S. Treasury Regulations, administrative pronouncements and judicial decisions in effect as of the date hereof. Such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts.

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, U.S. federal estate and gift and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to holders that are subject to special provisions under the Code, including tax-exempt organizations, qualified retirement plans, individual retirement accounts, other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market accounting method, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, holders that are liable for the alternative minimum tax under the Code, holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction, holders that acquired their common shares in a compensatory transaction, or holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including any holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that is: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the U.S. federal income tax consequences to such partnership (or other entity) and its partners (or owners) generally will depend on the activities of the partnership (or other entity) and the status of such partners (or owners). Partners of partnerships (or owners of other entities) should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

     Distributions on Common Shares

Except as discussed below under “—Passive Foreign Investment Company Rules”, a U.S. Holder that receives a distribution with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld) to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated earnings and profits, such a distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares, and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation in taxable years beginning before January 1, 2011 if we are a “qualified foreign corporation” for U.S. federal income tax purposes and if certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined is satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the Canada-United States Income Tax Convention (1980) (the “Convention”) is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a foreign corporation that is a passive foreign investment company (“PFIC”) for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. As discussed below, we believe that we were not a PFIC for the taxable year ended February 28, 2009 and we do not expect to be a PFIC for the current taxable year ending February 28, 2010. Because this conclusion is a factual determination that is made annually and is subject to change, however, there can be no assurances that we will not be a PFIC for the current taxable year or any future taxable year. Distributions on the common shares should be eligible for the reduced rate of taxation described above as long as we are eligible for the benefits of the Convention and we are not a PFIC in the taxable year of such distribution or the prior taxable year.

Distributions will be includable in a U.S. Holder's gross income on the date actually or constructively received by the U.S. Holder in accordance with such U.S. Holder’s regular method of accounting. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of a distribution paid to a U.S. Holder in Canadian dollars generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. If the Canadian dollars are converted into U.S. dollars on the date of receipt of the distribution, a U.S. Holder’s tax basis in the Canadian dollars will be equal to their U.S. dollar value on that date. As a result, the U.S. Holder generally will not be required to recognize any foreign currency gain or loss. If a U.S. Holder does not convert Canadian dollars received as a distribution into U.S. dollars on the date of receipt, the U.S. Holder’s tax basis in the Canadian dollars will be equal to their U.S. dollar value on that date. Such a U.S. Holder generally will recognize gain or loss on the subsequent sale or other taxable disposition of the Canadian dollars (including an exchange for U.S. dollars). This gain or loss generally will be treated as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld from distributions received by the U.S. Holder, subject to applicable limitations in the Code. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year. Complex limitations apply to the U.S. foreign tax credit. Dividends that we pay will constitute foreign source income and will be categorized as “passive category income”, or in the case of certain U.S. Holders, “general category income”. Each U.S. Holder should consult its own tax advisor regarding the availability of the U.S. foreign tax credit in its particular circumstances.

     Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and the U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Except as discussed below under “—Passive Foreign Investment Company Rules”, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the common shares have been held for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. Deductions for capital losses are subject to significant limitations under the Code. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

     Passive Foreign Investment Company Rules

We will be a PFIC if, for a taxable year, (i) 75% or more of our gross income for such taxable year is passive income or (ii) on average, 50% or more of our assets either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income test and asset test described above, in general, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) hold a proportionate share of the assets of such other corporation and (b) receive directly a proportionate share of the income of such other corporation.

Based on the composition of our income and assets, we believe that we were not a PFIC for the taxable year ended February 28, 2009, and, based on the projected composition of our income and assets, we do not expect that we will be a PFIC for the current taxable year ending February 28, 2010. The determination of whether we were or will be a PFIC for any taxable year depends on the nature and composition of our income and assets throughout the taxable year and on the application of complex U.S. federal income tax rules which are subject to differing interpretations. In addition, this determination is a factual determination that is made at the close of the taxable year and is subject to change. Accordingly, there can be no assurance at this time that we will not be a PFIC for the current taxable year or any future taxable year. Each U.S. Holder should consult its own tax advisors regarding our potential classification as a PFIC during any taxable year during which the U.S. Holder holds common shares and the U.S. federal income tax consequences to such U.S. Holder.

If we were to become a PFIC, any gain recognized by a U.S. Holder on the sale or other taxable disposition of common shares, and any “excess distribution” received on the common shares, generally would be ratably allocated to each day in the U.S. Holder’s holding period for the common shares. Excess distributions are amounts received by a U.S. Holder with respect to its common shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the common shares before the current taxable year. The amount of any such gain or excess distribution allocated to prior years of the U.S. Holder’s holding period for the common shares generally would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A U.S. Holder would be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. person that holds stock of a PFIC generally may make a mark-to-market election to mitigate some of the adverse tax consequences of holding PFIC stock. If we were to become a PFIC, a U.S. Holder generally would be able to make a mark-to-market election as long as the common shares constituted “marketable stock”. Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or foreign exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. NASDAQ, on which our common shares are currently traded, is a qualifying exchange for this purpose. A U.S. Holder that made a mark-to-market election would include as ordinary income, for each taxable year in which we were a PFIC, an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that made a mark-to-market election would have a deduction in an amount equal to the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such common shares as of the close of such taxable year. However, such deductions are allowable only to the extent of any net mark-to-market gains on the common shares that the U.S. Holder has included in income for prior taxable years. The U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts.

A U.S. person that holds stock of a PFIC generally may make a qualified electing fund (“QEF”) election with respect to stock of the PFIC if the PFIC agrees to provide the holder with certain information on an annual basis. We do not currently intend to provide U.S. Holders with the information necessary to make effective QEF elections if we become a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules in its particular circumstances and the availability and advisability of making a mark-to-market election.

     Information Reporting and Backup Withholding

In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales of common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

F.         Dividends and Paying Agents

Not applicable.

G.         Statements by Experts

Not applicable.

H.         Documents on Display

The Company's registration statement on Form 40-F and its annual and periodic reports filed with the U.S. Securities and Exchange Commission (the “Commission”) may be inspected and copied at the Commission's public reference facilities in Room 5080, 100 F Street, N.E., Washington, D.C., 20549 and at the regional offices of the Commission, or obtained by mail from the Commission at prescribed rates. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. Reports furnished by the Company to the Commission since June 8, 2007 are also maintained electronically on the Commission’s website, www.sec.gov, and the Company’s Canadian filings are available at www.sedar.com.

I.         Subsidiary Information

Not applicable.

ITEM 11:         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This ITEM should be read in conjunction with ITEM 3D: “Risk Factors” of this annual report.

Some market-risk sensitive instruments are entered into for purposes other than trading. The following discusses risks arising from financial instruments, including credit risk, foreign, exchange risk, interest rate risk and liquidity risk.

1.	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2009, the Company had twenty-six trade debtors. Most sales' payment terms are set in accordance with industry practice. Two customers represent 41% (two customers represented 43% as at May 31, 2008) of total trade accounts included in accounts receivable.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by insurers' which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers are the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances as at February 28, 2009 was as follows:

Not past due	$2,760,656
Past due 0-30 days	394,013
Past due 31-120 days	2,710
Past due 121-180 days	1,590,155
Trade receivables	4,747,534
Less allowance for doubtful accounts	(51,000)
$4,696,534

2.	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. Approximately 97% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the Canadian dollar in relation to the US dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at February 28, 2009:

(in CDN dollars)	$	US	EURO
Cash		810,545	97,936
Accounts receivable		4,600,768	26,915
Accounts payable and accrued liabilities		(113,746)	(66,184)
Advance payments		–	(804,400)
		5,297,567	(745,733)

The following exchange rates applied during the nine-month period ended February 28, 2009:

		Reporting
	Average Rate	Date Rate
$US per $CDN	1.1427	1.2723
EURO per $CDN	1.5873	1.6088

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar or of the EURO would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$	US	EURO
(Increase) decrease in net loss		$(264,878)	$37,287

An assumed 5% weakening of the functional currency during the nine-month period ended February 28, 2009 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments.

The following table summarizes the Company's position of foreign contracts as at February 28, 2009:

	Type	Amount	Rate	Fair value

March 31, 2009	Sell	US$200,000	1.2291	$(8,640)
May 29, 2009	Sell	200,000	1.2284	(8,780)
June 30, 2009	Sell	200,000	1.2279	(8,880)
July 31, 2009	Sell	200,000	1.2274	(8,980)
August 31, 2009	Sell	200,000	1.2269	(9,080)

3.	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash	Short-term fixed interest rate
Term deposits	Short-term fixed interest rate
Bank loan - operating line of credit	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate
Convertible debentures	Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the nine-month period ended February 28, 2009 would have decreased net earnings by $9,858, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

4.	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 20 to the 2009 audited consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease as at February 28, 2009:

Required payments per year				Less than		2 to 3		4 to 5		> 5
(in thousands of dollars)		Total		one year		years		years		years
	$		$		$		$		$
Accounts payable and accrued liabilities		2,320		2,320		–		–		–

Contractual obligations:
Long-term debt		3,444		532		1,065		1,051		796
Loans guaranteed by investments in lease contracts (a)		153		53		98		2		–
Research and development contract		300		–		300		–		–
Other lease contracts		467		100		199		168		–
		6,684		3,005		1,662		1,221		796

(a) Including interest costs

In addition, approximately $804,400 of advance payments at February 28, 2009 may be refundable in the next year if the Company fails to meet certain development milestones.

An option totaling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation. See note 22 to the 2009 audited consolidated financial statements.

5.	Term deposits:

Term deposits with a Canadian financial institution having a high credit rating include term deposits of $1,005,055, maturing on November 30, 2009 and bearing interest at 2.05% . In addition, the subsidiary Acasti Pharma has a term deposit of $2,018,236, maturing on October 23, 2009 and bearing interest at 2.60% . These term deposits are cashable at any time at the discretion of the Company.

Also, a deposit in the amount of $294,963 is held in trust for the purpose of exercising the option to acquire intellectual property as described in note 22 to the 2009 audited consolidated financial statements.

ITEM 12:         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2009, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

Attestation Report

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the period ended February 28, 2009, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109 and as required by paragraph (d) of Rules 13a-15 or 15d-15 under the Exchange Act of 1934, as amended. They individually concluded that there was no change during the year ended February 28, 2009 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

ITEM 16A:         AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is composed of four (4) members of the Board of Directors. Dr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. From the experience set forth in Item 6A, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

The Company’s Board of Directors has determined that Michel Chartrand qualifies as an “audit committee financial expert” as such term is defined in the instructions to Item 16A of Form 20-F. Mr. Chartrand is independent based on the standard for independent audit committee members set forth in National Instrument N2-110.

ITEM 16B:         CODE OF ETHICS

1.	Ethical Business Conduct

(a)	Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 is included as Exhibit 11 to this annual report. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Company. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b)	Steps the Board takes to ensure directors exercise independent judgment

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Company is subject as a legal person incorporated under the Companies Act (Quebec), a director of the Company must immediately disclose to the Board of Company any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Company. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Company that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

ITEM 16C:         PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to KPMG LLP fees in each of the years ended May 31, 2008, and February 28, 2009 for professional services:

Fees	2008	2009
Audit Fees[1]	98,000	107,000
Audit-Related Fees[2]	15,000	30,000
Tax Fees[3]	7,800	8,200
All Other Fees	-	-
Total	120,800	145,200

[1]	Audit fees comprise professional services for the audit of our annual financial statements and services normally provided in connection with our statutory and regulatory filings.

[2]	Audit-Related fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions.

[3]	Tax fees comprise amounts paid for tax compliance and advisory services.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors. During the period ended February 28, 2009, all of the services described above under “Principle Accountant Fees and Services” under the captions “Audit Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee.

ITEM 16D:         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F:         CHANGE IN CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G:         CORPORATE GOVERNANCE

1.         Board of Directors

(a)	Independent directors.

The Board of Directors considers that Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Jean-Claude Debard are “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors.

(b)	Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland is not “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Company.

(c)	Majority of directors are independent.

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of Regulation 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

All directors of the Board are also on the Acasti and NeuroBioPharm Boards of Directors.

(d)	Independent directors do not regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, holds such meetings.

(e)	Attendance record of directors for Board meetings.

Since the beginning of nine-month fiscal period ended February 28, 2009, the Board of Directors has held 8 meetings, of which 4 were by telephone. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance	Telephone Meeting Attendance
Henri Harland	4/4	4/4
Michel Timperio	4/4	4/4
Ronald Denis	4/4	4/4
Michel Chartrand	4/4	4/4
Daniel Perry	3/4	4/4

2.         Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.         Position Descriptions

(a) How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Company. The primary role and responsibility of the chair of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the board; and (iii) act as liaison between the Board of Directors and, if necessary, management of the Company.

(b) How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Company’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Company on an annual basis

4.         Orientation and Continuing Education

(a) Measures the Board takes to orient new directors

The Company provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Company's business.

(b) Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.         Ethical Business Conduct

See Item 16B: “Code of Ethics”.

6.         Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Company and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Company, the expertise of the candidates in fields relevant to the Company while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Company and its shareholders. The Company researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Company will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Company during his term.

The Company may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Company and executive placement agencies. The Company will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Company will consider all such written recommendation made by shareholders received by the Company secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Company and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Company will propose a list of candidates to the shareholders, for the annual meeting of the Company.

The Board of Directors does not have a nominating committee.

7.         Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Company’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Company. This committee also reviews the amount and method of remuneration granted to the directors. The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration. See Item 6: “Compensation of Directors”.

8.         Other Board Committees

Other than the audit committee and the compensation committee, the Company also has a corporate governance committee, which is composed of five members. Of this number, two members are considered not at arm’s length, namely the president and chief executive officer as well as the Chairman. The corporate governance committee is in charge of establishing the procedure which must be followed by the Company in order for it to comply with the guidelines of the TSX Venture Exchange regarding corporate governance set out in its Policy 3.1.

9.         Assessments

No formal evaluation is in place. Assessments are not conducted on a regular basis. The Board of Directors from time-to-time examines and comments on its effectiveness and that of its committees and makes adjustments when warranted.

PART III

ITEM 17:         FINANCIAL STATEMENTS

The Auditor's Report and 2009 Audited Consolidated Financial Statements for the Company are attached hereto as Exhibit F-1 and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in note 26 thereto.

ITEM 18:         FINANCIAL STATEMENTS

Not applicable.

ITEM 19:         EXHIBITS

The following are filed as exhibits to this annual report.

(a) Exhibits

Exhibit Number	Description of Exhibit
F-1*	Consolidated Financial Statements for the nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007
1.1*	Articles of Incorporation and Bylaws (translation)
4.1*	Technology License Agreement, dated August 7, 2008, between the Company and Acasti Pharma Inc. (confidential treatment requested)***
4.2*	Technology License Agreement, dated October 15, 2008, between the Company and NeuroBioPharm Inc. (confidential treatment requested)***
7.1*	Calculation of Financial Ratios
8.1*	List of subsidiaries
11.1*	Code of Business Conduct and Ethics for Directors, Officers and Employees
12.1*	Certification of the Chief Executive Officer required by 17 CFR 240.15d-14(a)
12.2*	Certification of the Chief Financial Officer required by 17 CFR 240.15d-14(a)
13.1*	Certification of the Chief Executive Officer required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2*	Certification of the Chief Financial Officer required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
15.1**	Interim Consolidated Financial Statements (unaudited) for three month periods ended May 31, 2009 and 2008.
15.2**	Management Discussion and Analysis for three month period ended May 31, 2009.

* filed herewith
** previously filed with the SEC on Form 6-K (File No. 1-33526) on July 15, 2009.
*** Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Dated August 31, 2009	By: /s/ Henri Harland
Name: Henri Harland
Title: President and Chief Executive Officer

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at February 28, 2009 and May 31, 2008, and the related consolidated statements of earnings and comprehensive loss, deficit, contributed surplus and cash flows for the nine-month period ended February 28, 2009 and for each of the years in the two-year period ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and May 31, 2008, and the results of its operations and its cash flows for the nine-month period ended February 28, 2009 and for each of the years in the two-year period ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada

April 24, 2009 (except as to note 26, which is as of August 25, 2009)

*CA Auditor permit no 14114

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

February 28, 2009 and May 31, 2008

	2009	2008

Assets
Current assets:
Cash	$835,772	$545,596
Term deposits (note 21 (f))	3,318,254	2,166,699
Accounts receivable (note 10)	5,007,430	4,527,287
Tax credits receivable	726,510	264,803
Inventories (note 11)	1,773,563	1,383,176
Prepaid expenses	274,522	224,878
	11,936,051	9,112,439
Property, plant and equipment (note 12)	5,022,640	4,050,095
Intangible assets (note 13)	1,342,280	1,098,658
Other assets	–	95,977
	$18,300,971	$14,357,169

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 5)	$221,629	$59,728
Others	2,319,798	1,821,469
Advance payments (note 4)	879,469	–
Current portion of long-term debt (note 15)	578,989	984,018
	3,999,885	2,865,215
Advance payments (note 4)	–	873,260
Convertible debentures (note 14)	2,166,383	–
Long-term debt (note 15)	2,985,525	2,524,023
	9,151,793	6,262,498
Shareholders' equity:
Capital stock and warrants (note 16)	25,233,271	24,902,594
Contributed surplus	9,047,034	6,425,114
Deficit	(25,131,127)	(23,233,037)
	9,149,178	8,094,671
Commitments and contingencies (note 22)
Subsequent event (note 25)
	$18,300,971	$14,357,169

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Michel Chartrand Director

/s/ Ronald Denis Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

	2009	2008	2007
	(9 months)	(12 months)	(12 months)

Revenue from sales and research contracts	$8,589,272	$10,263,825	$8,126,192

Cost of sales and operating expenses
(excluding amortization and stock-based compensation)	6,908,496	8,858,429	6,291,876
Stock-based compensation	2,171,668	4,491,371	2,829,885
Research and development expenses (note 6)	1,276,962	484,524	387,467
Financial expenses (note 7)	519,534	468,426	584,999
Amortization (note 8)	535,237	596,455	569,181
	11,411,897	14,899,205	10,663,408

Loss before undernoted items	(2,822,625)	(4,635,380)	(2,537,216)

Interest income	61,337	99,124	57,136
Foreign exchange gain (loss)	1,000,347	(248,548)	(197,353)
Royalties on transfer of license to subsidiaries (note 5)	(137,000)	–	–
Non-controlling interest (note 17)	9,231	–	–

Net loss and comprehensive loss	$(1,888,710)	$(4,784,804)	$(2,677,433)

Basic and diluted loss per share	$(0.05)	$(0.13)	$(0.075)

Weighted average number of shares
outstanding	37,622,735	37,105,672	35,510,919

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Deficit
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

	2009	2008	2007
	(9 months)	(12 months)	(12 months)
Balance, beginning of period	$(23,233,037)	$(18,448,233)	$(15,237,262)
Net loss	(1,888,710)	(4,784,804)	(2,677,433)
Dividends (note 17)	(9,380)	–	–
Share issue expenses	–	–	(360,669)
Warrant issue expenses	–	–	(172,869)
Balance, end of period	$(25,131,127)	$(23,233,037)	$(18,448,233)

Consolidated Statements of Contributed Surplus
Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007
	2009	2008	2007
	(9 months)	(12 months)	(12 months)
Balance, beginning of period	$6,425,114	$2,974,533	$1,172,116
Expired warrants	62,825	–	–
Exercised options	(58,513)	(1,040,790)	(1,027,468)
Equity component of convertible debentures	445,940	–	–
Stock-based compensation	2,171,668	4,491,371	2,829,885
Balance, end of period	$9,047,034	$6,425,114	$2,974,533

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

	2009	2008	2007
	(9 months)	(12 months)	(12 months)

Operating activities:
Net loss	$(1,888,710)	$(4,784,804)	$(2,677,433)
Non-cash items:
Amortization of property, plant and equipment	400,273	581,394	560,211
Amortization of intangible assets	10,575	15,061	8,970
Amortization of other assets	124,389	–	–
Stock-based compensation	2,171,668	4,491,371	2,829,885
Accretion of the liability component of the convertible debentures (note 14)	86,307	–	–
Write-off of property, plant and equipment	–	–	12,215
Non-controlling interest (note 17)	(9,231)	–	–
Unrealized foreign exchange loss on advance payments	31,000	55,050	–
Net change in operating assets and liabilities (note 9)	(1,214,885)	(749,196)	(2,355,171)
	(288,614)	(391,124)	(1,621,323)

Investing activities:
Additions to property, plant and equipment	(904,375)	(188,647)	(962,472)
Additions to intangible assets	(254,197)	(553,099)	(62,014)
(Acquisition) maturity of term deposits	(1,151,555)	583,624	(2,600,323)
(Increase) decrease in other assets	(28,412)	–	100,000
	(2,338,539)	(158,122)	(3,524,809)

Financing activities:
(Decrease) increase in bank loan	–	(210,000)	170,000
Increase in long-term debt, net of financing fees of $46,704	3,453,296	77,609	907,500
Repayment of long-term debt	(3,396,823)	(929,663)	(767,372)
Convertible debenture issue (note 14)	2,750,000	–	–
Financial expenses on issuance of debenture (note 14)	(30,000)	–	–
Accrued interest on convertible debentures (note 14)	86,191	–	–
Settlement of notes payable (note 17)	(149)	–	–
Advance payments	–	818,210	–
Issue of share capital	–	–	4,500,000
Share issue expenses	–	–	(360,669)
Issue of share capital on exercise of options and warrants	54,814	679,332	480,126
	2,917,329	435,488	4,929,585

Net increase (decrease) in cash and cash equivalents	290,176	(113,758)	(216,547)

Cash, beginning of period	545,596	659,354	875,901

Cash, end of period	$835,772	$545,596	$659,354

Supplemental cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

F-4

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

1.	Nature of operations:

Neptune Technologies & Bioressources Inc. (the ''Company'') was incorporated under Part 1A of the Companies Act (Québec) on October 9, 1998.

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. During the period ended February 28, 2009, the Company transferred certain rights to its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., in order to develop pharmaceutical products in the fields of cardiovascular and neurological diseases, respectively.

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process "Neptune OceanExtract™". The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO™ as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company's profitability in the future relies on various factors, such as: successful completion of its clinical studies, obtaining product regulatory approval from health authorities and the ability of the Company to commercialize and market its products with success.

2.	Changes to accounting policies:

(a)

Effective June 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges. The significant changes related to these new accounting standards are as follows:

(i) Comprehensive income:

CICA Handbook Section 1530, Comprehensive Income, introduced a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. No adjustments were required as a result of the application of this section.

(ii) Equity:

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company's consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

2.	Changes to accounting policies (continued):

	(a)	(continued):

		(iii)	Financial assets and financial liabilities, and hedges:

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to- maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in financial expenses.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

The Company classified its short-term deposits as financial assets held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and convertible debentures are classified as other financial liabilities.

CICA Handbook 3865 specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures.

The adoption of these new sections had no other impact on the Company's financial statements.

(b)

Effective June 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments - Disclosure, and Section 3863, Financial Instruments - Presentation.

CICA Handbook Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. See note 20.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

2.	Changes to accounting policies (continued):

	(b)	(continued)

CICA Handbook Section 3862, Financial Instruments - Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments - Presentation, establishes standards for the disclosure and presentation of the financial instruments and non-financial derivatives. See note 21.

These new standards relate to disclosure only and did not impact the financial results of the Company.

CICA Handbook Section 3031, Inventories, replaces Section 3030 on this same subject matter. The new section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The changes brought forth in this section affect the following in particular:

(i)

Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.

		(ii)	The reversal of the write-down to net realizable value amounts when there is a subsequent increase in the value of the inventories is now required.

		(iii)	The valuation of inventory at the lower of cost and replacement cost is no longer allowed; all inventories are valued at the lower of cost and net realizable value.

Adoption of this new standard had no impact on the consolidated financial statements for the nine-month period ended February 28, 2009.

	(c)	Future accounting changes:

		(i)	Goodwill and intangible assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this standard effective March 1, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

2.	Changes to accounting policies (continued):

(c) Future accounting changes (continued):

(i) Goodwill and intangible assets (continued):

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company will apply this standard on a retrospective basis. The estimated impact of adopting this standard will be to increase the opening deficit as at June 1, 2007 by $200,369, which is the amount relating to periods prior to the date of commercialization, May 31, 2002. The impact of the adjustment to the net loss in 2008 and 2009 will not be significant.

(ii) International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

3.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are described below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, Acasti Pharma Inc., NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

3.	Significant accounting policies (continued):

	(b)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, allocating the proceeds received from the issuance of convertible debentures between debt and equity, estimating stock-based compensation as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

	(c)	Revenue recognition:

Revenues from sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

Payments received under partnership agreements may include upfront payments and milestone payments, which require the Company’s ongoing involvement. Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectibility is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated balance sheet.

Interest income on investments is recognized using the effective interest method.

	(d)	Term deposits:

Term deposits include short-term investments readily available with maturities of less than one year.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

3.	Significant accounting policies (continued):

	(e)	Inventories:

Raw materials are valued at the lower of cost and net realizable value, with cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined per project and includes direct and indirect costs related to production (monthly average cost). Each project corresponds to one month of production. Net realizable value is the estimated selling price in the ordinary course of business, less the selling costs.

Turnover of the Company's principal product, Neptune Krill Oil ("NKO™"), is such that no provision for obsolescence is required.

	(f)	Tax credits:

Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses or property, plant and equipment are accounted for as a reduction of related costs in the year during which the expenses or costs are incurred as long as there is reasonable assurance of their realization.

	(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less related tax credits. Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Property, plant and equipment	Method	Rate/period

Building	Straight-line	40 years
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line	10 years
Laboratory equipment	Straight-line	5 years
Computer equipment	Straight-line	3 to 4 years
Software	Straight-line	2 years

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

3.	Significant accounting policies (continued):

	(h)	Research and development expenses:

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. During 2009, expenses of $43,218 (2008 - $296,527) have been deferred and presented as intangible assets. The costs are mainly related to the deodorisation of Neptune Krill Oil ("NKO™") as part of partnership and collaboration agreements. No amortization has been recorded during the nine-month period ended February 28, 2009 and the year ended May 31, 2008 for those costs since commercial production or use of the product or process has not begun.

	(i)	Intangible assets:

Intangible assets consist of patents, trademarks and license rights. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks and licenses are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at low costs.

Deferred development costs are amortized beginning in the year of commercial production or use of the product or process over a maximum period of 5 years.

	(j)	Other assets:

Other assets represent start-up costs capitalized in accordance with EIC-27, Revenues and Expenditures During the Pre-Operating Period, and are amortized over a maximum period of one year. At February 28, 2009, these costs have been fully amortized (see note 8).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

3.	Significant accounting policies (continued):

	(k)	Impairment and disposal of long-lived assets:

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is reorganized in income for the excess, if any.

	(l)	Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year.

	(m)	Foreign currency forwards:

The Company enters into foreign currency forwards to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency forwards are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

3.	Significant accounting policies (continued):

	(n)	Loss per share:

Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options and warrants are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

The dilutive effect of the convertible notes is reflected in diluted earnings per share by application of the ''if-converted'' method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Warrants and stock options described in notes 16 and 17 were not included in the calculation of diluted earnings per share in 2009 and 2008 because the Company sustained losses and their inclusion would be anti-dilutive. Furthermore, 1,318,125 options and warrants (year ended May 31, 2008 - 2,809,250 options and warrants) could have an effect on the calculation in the future, since their exercise prices were higher than the average market price of the Company's shares during 2009 and 2008.

	(o)	Stock-based compensation:

The Company has stock-based compensation plans which are described in note 18. The Company accounts for stock options granted to employees and non-employees based on the fair value method using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period, with a corresponding increase in contributed surplus.

	(p)	Income taxes:

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

4.	Partnership and collaborations agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil (“NKO™”) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones before June 2009, prior to the release of the products on the market. No revenues have been recognized by the Company under this agreement. This amount, $804,400, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil (“NKO™”) and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At February 28, 2009, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the nine-month period ended February 28, 2009, revenues of $124,791 were recognized in consolidated earnings on the basis of the clinical study. As of February 28, 2009, the difference between the payments received of $199,860 and revenues recognized amounts to $75,069, and it is included in ''advance payments'' in the consolidated balance sheet.

5.	Related party transactions:

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues in semi- annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the nine-month period ended February 28, 2009, total royalties paid or payable to this party amounted to $221,629 (year ended May 31, 2008 - $102,638), including royalties on the transfer of licenses to the subsidiaries of $137,000 as described below. As at February 28, 2009, the balance due to this shareholder under this agreement amounts to $221,629 (2008 - $59,728). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

During the nine-month period ended February 28, 2009, the Company issued worldwide licenses to its subsidiaries, Acasti Pharma and NeuroBioPharm, in consideration of shares and warrants of these subsidiaries.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

5.

Related party transactions (continued):

The Company recorded the value of the following shares and warrants of its subsidiaries as payments of the royalties due to the company controlled by an officer and director. These shares were valued at $137,000 and no value was attributed to the warrants:

Acasti Pharma	NeuroBioPharm

50,000 Class B shares	50,000 Class B shares
260,000 Class C shares	350,000 Class C shares
60,000 Series 4 warrants	70,000 Series 4 warrants
30,000 Series 5 warrants	30,000 Series 5 warrants

The remittance of shares and warrants is subject to applicable regulatory approval and/or meeting other conditions. If these conditions are not met, the payment will be made in cash. Shares and warrants issued as royalty payments will be released as soon as the condition related to the net income before taxes, interests and amortization is met.

Since the Class B and Class C shares of Acasti Pharma and NeuroBioPharm are redeemable at the option of the holder, the amount of $137,000 was recorded in current liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

6.

Research and development expenses:

The costs encountered for research and development projects in process are:

		Nine-month
		period ended	Year ended	Year ended
		February 28,	May 31,	May 31,
		2009	2008	2007

	Salaries and employee benefits	$558,372	$732,323	$447,783
	Subcontracting	1,154,139	49,629	39,284
	General and study expenses	–	5,538	8,050
	Travel expenses	26,158	11,954	19,915
		1,738,669	799,444	515,032

	Tax credits	(461,707)	(314,920)	(127,565)

		$1,276,962	$484,524	$387,467

	Research tax credits recorded by the Company are subject to audit by the tax authorities; accordingly, amounts granted may differ from those recorded.

7.	Financial expenses:

		Nine-month
		period ended	Year ended	Year ended
		February 28,	May 31,	May 31,
		2009	2008	2007

	Bank charges and changes in fair value
	of forward contracts	$122,648	$31,158	$39,464
	Interest - operating line of credit	12,314	3,113	6,752
	Interest - long-term debt and convertible debentures	384,572	434,155	538,783

		$519,534	$468,426	$584,999

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

8.

Information included in the consolidated statement of earnings:

	Nine-month
	period ended	Year ended	Year ended
	February 28,	May 31,	May 31,
	2009	2008	2007

Amortization:
Property, plant and equipment	$400,273	$581,394	$560,211
Intangible assets	10,575	15,061	8,970
Other assets	124,389	–	–

	$535,237	$596,455	$569,181

9.	Supplemental cash flow disclosures:

(a) Net change in operating assets and liabilities are detailed as follows:

	February 28,	May 31,	May 31,
	2009	2008	2007

Accounts receivable	$(480,143)	$(1,459,906)	$(1,583,318)
Research tax credits receivable	(461,707)	(163,945)	9,000
Inventories	(390,387)	732,476	(859,079)
Prepaid expenses	(49,644)	(171,839)	84,399
Accounts payable and accrued liabilities	191,787	314,018	(6,173)
Advance payments	(24,791)	–	–

	$(1,214,885)	$(749,196)	$(2,355,171)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

9.

Supplemental cash flow disclosures (continued):

(b) Non-cash transactions:

	February 28,	May 31,	May 31,
	2009	2008	2007

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$497,703	$29,260	$36,977
Property, plant and equipment acquired by way of capital leases	–	140,199	26,193
Acquisition of property, plant and equipment financed by a balance of sale	–	–	399,750
Increase of other assets in accounts payable and accrued liabilities	–	95,977	–
Dividend payable through issuance of notes payable	9,380	–	–

(c) Other:

	February 28,	May 31,	May 31,
	2009	2008	2007

Interest paid	$399,559	$420,644	$528,911

10.

Accounts receivable:

	February 28,	May 31,
	2009	2008

Trade accounts	$4,696,534	$4,482,101
Sales taxes	218,919	45,186
Other	91,977	–

	$5,007,430	$4,527,287

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

11.	Inventories:

		February 28,	May 31,
		2009	2008

	Raw materials	$925,664	$1,053,851
	Finished goods	847,899	329,325

		$1,773,563	$1,383,176

	During the nine-month period ended February 28, 2009, $3,862,482 of inventories were recognized as cost of sales.

12.	Property, plant and equipment:

				February 28,
				2009

			Accumulated	Net book
		Cost	amortization	value

	Land	$40,540	$–	$40,540
	Furniture and fixtures	116,573	85,160	31,413
	Office equipment	93,745	63,320	30,425
	Processing equipment	3,781,175	2,106,872	1,674,303
	Laboratory equipment	493,514	400,745	92,769
	Computer equipment and software	42,593	20,257	22,336
	Plant	1,960,212	422,862	1,537,350
	Plant - project in progress	1,325,969	–	1,325,969
	Computer equipment - project in progress	150,895	–	150,895
		8,005,216	3,099,216	4,906,000

	Assets under capital leases:
	Processing equipment	48,560	21,349	27,211
	Office equipment	47,890	23,662	24,228
	Computer equipment	134,494	69,293	65,201
		230,944	114,304	116,640

		$8,236,160	$3,213,520	$5,022,640

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

12.

Property, plant and equipment (continued):

			May 31,
			2008

		Accumulated	Net book
	Cost	amortization	value

Land	$40,540	$–	$40,540
Furniture and fixtures	110,382	80,095	30,287
Office equipment	72,052	57,997	14,055
Processing equipment	3,768,142	1,823,788	1,944,354
Laboratory equipment	479,590	372,852	106,738
Computer equipment and software	32,808	13,028	19,780
Plant	1,960,212	386,108	1,574,104
Plant - project in progress	85,293	–	85,293
Computer equipment - project in progress	83,199	–	83,199
	6,632,218	2,733,868	3,898,350

Assets under capital leases:
Processing equipment	48,560	17,707	30,853
Office equipment	47,889	19,388	28,501
Computer equipment	134,675	42,284	92,391
	231,124	79,379	151,745

	$6,863,342	$2,813,247	$4,050,095

Amortization includes amortization of asset under capital lease of $34,925 (year ended May 31, 2008 - $43,609; year ended May 31, 2007 - $29,475).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

13.

Intangible assets:

			February 28,
			2009

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$780,058	$45,734	$734,324
Development costs	339,745	–	339,745
	1,119,803	45,734	1,074,069

Unamortized intangible assets:
Licenses	159,970	–	159,970
Trademarks	108,241	–	108,241
	268,211	–	268,211

	$1,388,014	$45,734	$1,342,280

			May 31,
			2008

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$601,975	$35,159	$566,816
Development costs	296,527	–	296,527
	898,502	35,159	863,343

Unamortized intangible assets:
Licenses	139,537	–	139,537
Trademarks	95,778	–	95,778
	235,315	–	235,315

	$1,133,817	$35,159	$1,098,658

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

14.

Liability component of convertible debentures, derivatives and embedded derivative in convertible debentures:

Aggregate principal amount of convertible debentures at issuance	$2,750,000
Financial expenses on the issuance of debentures	(30,000)
Equity component of convertible debentures	(445,940)
Detachable warrants	(280,175)
Accrued interest	86,191
Accretion of the liability component	86,307

Liabilities balance of convertible debentures as at February 28, 2009	$2,166,383

On October 9, 2008, the Company completed a financing by issuing convertible debentures of an aggregate principal of $2,750,000, 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing, until April 30, 2010, and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010. The Company can require the exercise of warrants if the market price of the shares reaches $3.75 for three consecutive days.

The debentures bear interest at 8%, payable annually in cash or in kind, or capitalizable at the Company's option. The debentures mature on October 9, 2011, at which time the Company may either reimburse the amount owed (principal and interest) in cash, or issue shares for the principal amount plus interest and a 15% premium. The shares will be issued at market price, subject to a minimum purchase price of $1.25 per common share.

The debentures are convertible by the holder into units to acquire shares of the Company (''Neptune units'') or to acquire shares of Acasti Pharma (''Acasti units'') as follows:

Neptune units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company. Each warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of the (i) debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

14.

Liability component of convertible debentures, derivatives and embedded derivative in convertible debentures (continued):

Acasti units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma. The base price for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price will vary as follows:

Exercise price
Date of conversion	Price per unit	of option

Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The options expire after a period of twelve months from the date of issuance.

Under Canadian generally accepted accounting principles, convertible debentures composed of various debt instruments and equity components are recorded as hybrid financial instruments and are presented as liability or equity components in accordance with the substance of the contractual agreement. At the date of their issuance, the Company measured the following financial instruments and accounted for by using the relative fair value method:

	Fair value	Valuation

1,100,000 warrants	$340,485	Binomial
1,100,000 stock options	–	Black-Scholes
Equity component	541,933	Binomial and trinomial
Debentures	2,459,545	Discount rate

	$3,341,963

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

14.	Liability component of convertible debentures, derivatives and embedded derivative in convertible debentures (continued):

Assumptions utilized:

(a) Warrants:
Fair value of common shares	$1.03
Risk-free interest rate	2.14%
Estimated life	1.5 year
Expected volatility	79%
Exercise price	$1.25

(b) Stock options:
Fair value of Class A shares	$0.02
Risk-free interest rate	1.93%
Estimated life	1.5 year
Expected volatility	75%
Exercise price	$0.25

(c) Equity component:
Fair value of common shares	$1.03
Risk-free interest rate	2.16%
Estimated life	2.2 years
Expected volatility	83%
Exercise price	$1.25 - $3.75

(d) Debentures:
Use of a discount rate of 12.43%

Fair value of the equity component relates to the higher of the fair value of Neptune units and the fair value of Acasti units.

The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7% .

The model used to measure the derivative components comprises a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the convertible debenture components.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

15.

Long-term debt:

February 28,		May 31,
	2009	2008

Mortgage loan, principal balance of $3,375,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking hypothec on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$3,327,621	$–

Mortgage loan, secured by processing and laboratory equipment, prime rate plus 6.75% (11.50% as at May 31, 2008), repaid during fiscal period	–	560,350

Mortgage loan, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate of 12.06% as at May 31, 2008), repaid during fiscal period	–	628,352

Mortgage loan, weekly variable interest rate determined by the lender plus 3% (effective rate of 10.59% as at May 31, 2008), repaid during fiscal period	–	951,479

Mortgage loan, secured by the plant, fixed interest rate of 7.77%, repaid during fiscal period	–	804,137

Secondary rank mortgage loan, representing a sales balance after acquisition of the plant, secured by the plant, fixed interest rate of 10.25%	–	294,027

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,301 ($4,333 as at May 31, 2008), maturing at different dates until 2013	119,909	139,587

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 1, 2012	77,609	77,609

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $6,562 until December 2011	39,375	52,500

	3,564,514	3,508,041

Current portion of long-term debt	578,989	984,018

	$2,985,525	$2,524,023

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

15.	Long-term debt (continued):

The instalments on long-term debt during the next five years without considering financing fees of $47,378 are detailed as follows:

	Obligations
	under capital	Other
	leases	loans

2010	$53,169	$532,527
2011	50,229	532,527
2012	48,207	532,527
2013	2,123	519,402
2014 and thereafter	–	1,375,000
Total minimum lease payments	153,728

Interest expense included in minimum lease payments	33,819

	$119,909

Included in financial expenses in the consolidated statement of earnings and comprehensive loss is interest expense related to obligations under capital leases of $3,436 (May 31, 2008 - $3,023; May 31, 2007 - $7,074).

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan. The second tranche of $3,000,000 will be utilized to finance plant expansion at an interest rate of prime rate plus 2% and will be repayable over 84 months. Previous debts were paid back before the deadline using the capital of the new debt. The Company is subject to certain covenants requiring the maintenance of ratios. At February 28, 2009, the Company was in compliance with those ratios.

The Company renegotiated and now has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 1.75% (May 31, 2008 - 4.75%). The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). At February 28, 2009, no amounts were drawn under the operating line of credit.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

16.	Capital stock and warrants:

Authorized

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares

	2009	2008

Issued and fully paid:
37,683,422 common shares (2008 - 37,481,797)	$24,953,096	$24,839,769
1,100,000 warrants (note 14)	280,175	–
31,618 warrants	–	62,825

	$25,233,271	$24,902,594

On November 24, 2008, 31,618 of the warrants previously issued for the purchase of 31,618 common shares at a price of $3.50 per share expired. Their carrying value of $62,825 was reclassified to contributed surplus.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

16.	Capital stock and warrants (continued):

	Number of
Common shares	shares	Consideration

Balance as at May 31, 2006	34,292,290	$17,002,009

Issued following private placement	1,500,000	4,500,000
Issued following the exercise of stock options:
Cash	881,875	286,289
Ascribed value	–	1,027,468
Issued following the exercise of warrants	55,382	303,881
Balance as at May 31, 2007	36,729,547	23,119,647

Issued following the exercise of stock options:
Cash	752,250	679,332
Ascribed value	–	1,040,790
	752,250	1,720,122

Balance as at May 31, 2008	37,481,797	24,839,769

Issued following the exercise of stock options:
Cash	201,625	54,814
Ascribed value	–	58,513
	201,625	113,327
Balance as at February 28, 2009	37,683,422	$24,953,096

In 2007, the Company issued 87,000 warrants at an exercise price of $3.50 expiring in November 2008 as part of the commission to the broker in connection with a $4,500,000 financing agreement. The 87,000 warrants issued to brokers as a commission were valued at $172,869 according to the Black & Scholes model. The Company estimated the warrants’ value using the following assumptions:

(i) No dividend

(ii) Risk-free interest rate of 3.93%

(iii) Expected life of 2 years

(iv) Expected volatility of 118.56%

In 2007, 55,382 warrants were exercised. The proceeds from the exercise totalling $193,837 and the value of warrants of $110,044 were recorded as an increase in share capital.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

16.	Capital stock and warrants (continued):

The Company issued common shares in connection with the exercise of options for a cash consideration of $54,814 in 2009 (2008 - $679,332; 2007 - $480,126). Amounts recorded in contributed surplus and related to these options have been reclassified to capital stock, being $58,513 in 2009 (2008 - $1,040,790; 2007 - $1,027,468).

17.	Non-controlling interest:

During the period, the Company disposed of a portion of the capital stock of its subsidiaries, Acasti Pharma and NeuroBioPharm, that it formerly owned outright and Acasti Pharma granted new units in the exchange offer with Neptune shareholders.

(a)

As described in note 5, redeemable, non-participating shares in the Company's subsidiaries were granted as payment of royalties on the sale of licenses to the subsidiaries. The portion assigned to these shares is presented at their redemption price as current liabilities on the consolidated balance sheet.

(b)

In July 2008, the Company's Board of Directors declared a dividend of $0.00025 per share amounting to $9,380 to be settled by the issuance of non-convertible notes payable with a two-year maturity, bearing interest at a rate of 10%. In August 2008, the Board of Directors of both the Company and Acasti Pharma approved an exchange offer by Acasti Pharma to the holders of the notes. Under the exchange offer, Acasti Pharma offered to acquire up to 9,380,355 notes at a price equal to the notes value, payable by issuance of up to 9,380,355 units, each unit comprised of one Class A share of Acasti Pharma and one Series 2 warrant to purchase one Class A share of Acasti Pharma. On November 17 and 27, 2008 Acasti Pharma exchanged 9,230,533 notes for an equal number of Units of Acasti Pharma, each consisting of one Class A share and one warrant. The balance of 149,822 notes held by persons in jurisdictions where the applicable legislation did not allow for the exchange was paid in cash ($149) on November 27, 2008.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

17.	Non-controlling interest (continued):

Acasti Pharma's issued and outstanding capital stock and warrants are broken down as follows:

Capital stock:

-	Class A shares, voting (one vote per share), participating and without par value.

-

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

-

Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Warrants:

-	Series 2 allows the holder to purchase one Class A share for $0.40 per share for a period of twenty-four months after their issuance.

-	Series 3 allows the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

-	Series 4 allows the holder to purchase one Class A share for $0.25 per share for a period of five years after their issuance.

-	Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

17.	Non-controlling interest (continued):

The distribution of the votes and participation between the Company and other shareholders of Acasti Pharma as at February 28, 2009 was as follows:

	Votes		Participation
		Other		Other
	Company	shareholders	Company	shareholder

9,230,533 Class A shares	–	9,230,533	–	9,230,533
5,000,000 Class B shares	49,500,000	500,000	–	–
26,000,000 Class C shares	–	–	–	–
Total	49,500,000	9,730,533	–	9,230,533
% of votes and participation	84%	16%	0%	100%

The shares of Acasti held by the Company are eliminated upon consolidation.

As at February 28, 2009, the Company controlled the vote of Acasti Pharma and accordingly consolidated the subsidiary's accounts. Non-controlling shareholders had a right to all of the subsidiary's profits and losses for the period ended February 28, 2009. The Company is responsible for its subsidiary's losses exceeding the value of the non-controlling shareholders' interest; consequently, $9,231 of the subsidiary's loss was assigned to the non-controlling shareholders and reduced the value of the non-controlling shareholders on the Company's balance sheet to nil as at February 28, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

18.	Stock-based compensation plans:

	(a)	Company stock-based compensation plan:

The Company has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock-options issuance in the stock-option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

On October 3, 2007, the Company revised the exercise price of stock options outstanding granted to employees (non-officers) between May 1, 2007 and June 6, 2007 at a price of $5.50 per share. In accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payment, the modification of the exercise price of the options has been treated as if it was an exchange of the original award for a new award which resulted in stock-based compensation of $97,617 recognized in 2008 for the modification.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

18.	Stock-based compensation plans (continued):

	(a)	Company stock-based compensation plan (continued): Activities within the plan are detailed as follows:

		February 28,		May 31,		May 31,
		2009		2008		2007

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Options outstanding, beginning of period (a)	4,468,437	$2.92	4,970,000	$2.58	3,703,875	$0.45
Granted	1,041,000	2.40	520,000	6.59	2,597,500	4.89
Exercised	(201,625)	0.27	(752,250)	0.90	(881,875)	0.32
Cancelled	(1,638,062)	5.92	(269,313)	5.99	(449,500)	2.84

Options outstanding, end of period	3,669,750	1.57	4,468,437	2.92	4,970,000	2.58
Exercisable options, end of period	2,850,500	$1.31	3,055,888	$2.49	1,618,375	$0.30

(a)	The 4,970,000 outstanding options at beginning of 2008 include 485,000 stock-options whose prices were repriced to $5.50 on October 3, 2007 while they were priced at $7.25 on May 31, 2007.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

18.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued):

						February 28,
						2009
				Options
				outstanding	Exercisable options
			Weighted
		Weighted	remaining			Weighted
		average	contractual	Number of	Number of	average
		exercise	life	options	options	exercise
		price	outstanding	outstanding	exercisable	price

	$0.25	$0.25	1.06	1,310,125	1,310,125	$0.25
	$0.75	0.75	1.74	8,000	8,000	0.75
	$1.00	1.00	1.89	450,000	450,000	1.00
	$1.25	1.25	2.72	80,000	–	–
	$2.50	2.50	2.48	920,000	230,750	2.40
	$2.60 to $3.00	2.62	2.29	781,625	781,625	2.62
	$3.50 to $4.00	3.75	1.36	80,000	50,000	3.60
	$5.50	5.50	1.27	40,000	20,000	5.50
				3,669,750	2,850,500	$1.31

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period:

		2009		2008		2007

		Non-		Non-		Non-
	Employees	employees	Employees	employees	Employees	employees

Dividend	–	–	–	–	–	–
Risk-free interest rate	2.84%	–	3.87%	4.88%	4.18%	4.05%
Estimated life	2.5 years	–	2.18 years	4 years	3.26 years	2 years
Expected volatility	76%	–	84%	109%	107%	112%

The fair value of the weighted average of the options granted to employees during the period is $1.02 (2008 - $2.06; 2007 $2.97) and to non-employees is not applicable (2008 - $3.88; 2007 - $1.91).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

18.	Stock-based compensation plans (continued):

	(b)	Acasti Pharma stock-based compensation plan:

During the period ended February 28, 2009, the subsidiary Acasti Pharma initiated a stock- based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of Class A share options. Under this plan 1,530,000 Class A shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by Acasti Pharma's Board of Directors, as is the term of the options which, however, cannot be more than ten years, according to the regulations of the plan.

Every stock-options grant in the stock-option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The Acasti Pharma stock-based compensation plan as well as the granting of the options are subject to applicable regulatory approval, which includes the approval by the subsidiary's shareholders.

The following table presents information on outstanding stock options:

		February 28,
		2009

		Weighted
		average
	Number of	exercise
	options	price

Options outstanding, beginning of period	–	$–
Granted	850,000	0.25

Options outstanding, as at February 28, 2009	850,000	0.25
Options exercisable, as at February 28, 2009	–	$–

The purchase price of the shares covered by the stock options granted in 2009 under the plan is equal to $0.25. The exercise price was determined to be higher than the estimated fair value per share of Acasti Pharma at date of grant.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

18.	Stock-based compensation plans (continued):

(b) Acasti Pharma stock-based compensation plan (continued):

February 28,
2009

	Options outstanding			Exercisable options
Weighted
		Remaining			Weighted
	Weighted	contractual	Number of	Number of	average
	average	life	options	options	exercise
Exercise price	exercise price	outstanding	outstanding	exercisable	price

$0.25	$0.25	9.61	850,000	–	$–

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the following assumptions:

Fair value of Class A shares	–
Dividend	–
Risk-free rate	3.58%
Estimated life	6 years
Expected volatility	75%

At the time of grant, a value near nil was assigned to these stock options. Consequently, no charge was recognized for the nine-month period ended February 28, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

18.	Stock-based compensation plans (continued):

	(c)	Other stock-based compensations:

Following the declaration of a dividend and transactions associated with the transfer of licenses to the subsidiaries, Acasti Pharma and NeuroBioPharm, as described in note 5, the Company awarded a bonus having a nominal value to dedicated insiders and employees of the Company's subsidiaries. The award to insiders and employees consisted of 4,045,000 and 1,280,000 Acasti Pharma Series 4 warrants, respectively, and 3,800,000 and 1,200,000 NeuroBioPharm Series 4 warrants, respectively. The warrants will be liberated subject to applicable regulatory approval and/or meeting other conditions, if required. The value of Acasti Pharma Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	0.25
Risk-free interest rate	2.78%
Estimated life	5 years
Expected volatility	75%

The value of the NeuroBioPharm Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	0.25
Risk-free interest rate	1.84%
Estimated life	5 years
Expected volatility	75%

Following these evaluations, the awards were determined to have a nominal value. Consequently, no charge was recognized in the nine-month period ended February 28, 2009.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

19.	Income taxes:

The income tax provision differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 30.89% in 2009, 31.56% in 2008 and 32.02% in 2007) as follows:

	2009	2008	2007

Income tax at the combined Canadian statutory rate (federal and provincial)	$(583,423)	$(1,510,084)	$(857,314)
Increase (decrease) resulting from:
Change in income tax rates:
Reduction of future tax assets	–	304,819	56,670
Reduction of valuation allowance	–	(304,819)	–
Unrecognized deductible temporary differences for the period	(360,369)	(35,188)	(145,201)
Stock-based compensation	670,828	1,417,477	906,129
Non-deductible items and other	272,964	127,795	39,716
	$–	$–	$–

Net future income tax assets of approximately $3,888,000 as at February 28, 2009 have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2009	2008

Net future income tax assets resulting from the following:
Tax losses	$1,645,000	$2,403,000
Research and development expenses	1,560,000	1,111,000
Excess of the tax basis of assets over their carrying amount	839,000	735,000
	4,044,000	4,249,000

Valuation allowance	(3,888,000)	(4,249,000)

Net future income tax liabilities resulting from the following:
Convertible debentures	156,000	–
Net future income tax assets recognized	$–	$–

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

19.	Income taxes (continued):

As at February 28, 2009, the Company has losses for tax purposes, which are available to reduce future years' taxable income until the following expiry dates:

	Federal	Provincial

2010	$2,480,000	$2,415,000
2014	2,644,000	2,606,000
2015	845,000	831,000

	$5,969,000	$5,852,000
Research and development expenses which can be carried forward indefinitely	$5,094,000	$7,454,000

As of February 28, 2009, the Company also has investment tax credits that have not been recognized. The expiration dates are as follows:

Federal

2011	$1,000
2012	156,000
2013	217,000
2014	75,000
2015	53,000
2026	91,000
2027	145,000
2028	221,000
2029	330,000
$1,289,000

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

20.	Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital. As explained in note 15, the Company is subject to certain financial covenants under its mortgage loan.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Company optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital to include total shareholders equity, long-term debt and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Company’s policy is to maintain a minimal level of debt. In 2009, the Company renegotiated successfully the refinancing of its debt with an important financial institution, reduced its financial expenses and increased its production capacity to be able to face the increasing demand for its products (for more details see note 15). At February 28, 2009, the Company had an authorized operating line of credit of $1,000,000, of which an amount of $1,000,000 was available, and an additional $3,000,000 of financing available for the expansion of its production facility.

At February 28, 2009, cash amounted to $835,772, term deposits amounted to $3,318,254 and tax credit receivable amounted to $726,510, for a total of $4,880,536. During the nine-month period ended February 28, 2009, the Company raised an additional financing of $2,720,000 after financing fees through the issue of convertible debentures. These additional funds were used for the acquisition of an additional participation in its subsidiary, Acasti Pharma, which will use this financing to continue its clinical studies in progress. The Company does not expect in the next 12 months to require additional financing to finance its current activities.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

21.	Financial instruments:

	(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2009, the Company had twenty-six trade debtors. Most sales' payment terms are set in accordance with industry practice. Two customers represent 41% (two customers represented 43% as at May 31, 2008) of total trade accounts included in accounts receivable.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by insurers' which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

21.	Financial instruments (continued):

	(a)	Credit risk (continued):

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances as at February 28, 2009 was as follows:

Not past due	$2,760,656
Past due 0-30 days	394,013
Past due 31-120 days	2,710
Past due 121-180 days	1,590,155
Trade receivables	4,747,534

Less allowance for doubtful accounts	(51,000)
$4,696,534

(b)	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

21.	Financial instruments (continued):

	(b)	Foreign exchange risk (continued):

Approximately 97% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the Canadian dollar in relation to the US dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at February 28, 2009:

(in CDN dollars)	$ US	EURO
Cash	$810,545	$97,936
Accounts receivable	4,600,768	26,915
Accounts payable and accrued liabilities	(113,746)	(66,184)
Advance payments	–	(804,400)
	$5,297,567	$(745,733)
The following exchange rates applied during the nine-month period ended February 28, 2009:
		Reporting
	Average rate	date rate
$US per $CDN	1.1427	1.2723
EURO per $CDN	1.5873	1.6088

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$ US	EURO
(Increase) decrease in net loss	$(264,878)	$37,287

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

21.	Financial instruments (continued):

	(b)	Foreign exchange risk (continued):

An assumed 5% weakening of the functional currency during the nine-month period ended February 28, 2009 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments. The following table summarizes the Company's position of foreign contracts as at February 28, 2009:

	Type	Amount	Rate	Fair value

March 31, 2009	Sell	US$ 200,000	1.2291	$(8,640)
May 29, 2009	Sell	200,000	1.2284	(8,780)
June 30, 2009	Sell	200,000	1.2279	(8,880)
July 31, 2009	Sell	200,000	1.2274	(8,980)
August 31, 2009	Sell	200,000	1.2269	(9,080)

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash	Short-term fixed interest rate
Term deposits	Short-term fixed interest rate
Bank loan - operating line of credit	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate
Convertible debentures	Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

21.	Financial instruments (continued):

	(c)	Interest rate risk (continued):

An assumed 0.5% interest rate increase during the nine-month period ended February 28, 2009 would have decreased net earnings by $9,858, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

	(d)	Fair value of financial instruments:

The carrying amounts of the Company's short-term financial assets and liabilities approximate their fair value given that they will mature in the short-term.

The fair value of the variable interest rate mortgage loans is equivalent to the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of secured loans, unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

See note 14 for fair market value of convertible debentures and related financial instruments.

The refundable contributions obtained under a federal grant program are interest-free. The fair value cannot be determined as equivalent market terms and conditions are not readily identifiable.

	(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

21.	Financial instruments (continued):

	(e)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease as at February 28, 2009:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years

Accounts payable and accrued liabilities	$2,320	$2,320	$–	$–	$–

Contractual obligations:
Long-term debt	3,444	532	1,065	1,051	796
Loans guaranteed by investments in lease contracts (a)	153	53	98	2	–
Research and development contract	300	–	300	–	–
Other lease contracts	467	100	199	168	–
	$6,684	$3,005	$1,662	$1,221	$796

(a) Including interest costs

In addition, approximately $804,400 of advance payments at February 28, 2009 may be refundable in the next year if the Company fails to meet certain development milestones.

An option totaling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation. See note 22.

(f)	Term deposits:

Term deposits with a Canadian financial institution having a high credit rating include term deposits of $1,005,055, maturing on November 30, 2009 and bearing interest at 2.05%. In addition, the subsidiary Acasti Pharma has a term deposit of $2,018,236, maturing on October 23, 2009 and bearing interest at 2.60%. These term deposits are cashable at any time at the discretion of the Company.

Also, a deposit in the amount of $294,963 is held in trust for the purpose of exercising the option to acquire intellectual property as described in note 22.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

22.	Commitments and contingencies:

	(a)	License agreement:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i)	4%	$5,000
To a company controlled by an officer and director as of June 1, 2002	1%	–

(i)

The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

The Company's directors are of the opinion that this injunction is unfounded and the $275,000 is therefore presented as a commitment. The Company voluntarily paid $275,000 to a third party legal firm, which is held in trust for the payment of the purchase option for intellectual property.

In December 2008, a ruling was rendered against the Company. The judge determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been previously established at $275,000. Under the judgment, the Company had 45 days to exercise its option and it had to pay $275,000 immediately.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

22.	Commitments and contingencies (continued):

	(a)	License agreement (continued):

The Company has already appealed the ruling and requested an immediate stay of its execution. The Company does not agree with the findings of the ruling and believes that its own arguments are well founded. The Company remains confident that its rights will be recognized on appeal.

The ultimate resolution of this matter and the estimated damages, if any, cannot be determined and, accordingly, the Company has not recorded any provision in its financial statements for this matter.

As for the exercise price set at $1,776,000 by the judge, if the Court of Appeal confirms the ruling and finds that the option was not exercised, the Company could, without prejudice to its operations, reconsider its position and not proceed to exercise this new option, and consequently would not have to pay this amount.

	(b)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that will be realized during the next 24 months for an amount of $775,000. As at February 28, 2009, payments of $450,000 have been made towards the total amount of the contract.

	(c)	Rental agreements:

The Company has entered into long-term lease agreements, which call for payments of $467,051 for the rental of premises. Minimum lease payments for the next years are $100,246 in 2010, $100,679 in 2011, $98,337 in 2012, $94,612 in 2013 and $73,177 in 2014.

	(d)	Plant expansion:

As part of the current expansion of the Company's plant, the Company has entered into construction contracts. The amount remaining under these contracts, to be disbursed within the next fiscal year, is $1,764,000. For financing of the plant expansion, see note 15.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

23.	Segment disclosures:

	(a)	Descriptive information on the Company's reportable segments:

As a result of the reorganization of the Company's activities as described in note 5, the Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segment:

				Nine-month period
				ended February 28,
					2009

	Nutraceutical	Cardiovascular	Neurological	Adjustments	Total

Sales and research contracts	$8,513,190	$–	$76,082	$–	$8,589,272
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(6,539,922)	(368,574)	–	–	(6,908,496)
Stock-based compensation	(2,171,668)	–	–	–	(2,171,668)
Research and development expenses	(650,382)	(429,944)	(196,636)	–	(1,276,962)
Financial expenses	(519,198)	(336)	–	–	(519,534)
Amortization	(532,857)	(2,380)	–	–	(535,237)
Interest income	43,101	18,236	–	–	61,337
Foreign exchange gain	999,603	744	–	–	1,000,347
Royalties on transfer of license to subsidiaries	(137,000)	–	–	–	(137,000)
Non-controlling interest	–	–	–	9,231	9,231
Net loss and comprehensive loss	$(995,133)	$(782,254)	$(120,554)	$9,231	$(1,888,710)

Cash	$507,223	$328,549	$–	$–	$835,772
Term deposits	1,300,018	2,018,236	–	–	3,318,254
Total assets	15,662,113	2,638,858	–	–	18,300,971
Expenditures for long-lived assets	$1,601,860	$25,155	$–	$–	$1,627,015

All of the Company’s activities for the years ended May 31, 2008 and 2007 relate to the nutraceutical segment.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

23.	Segment disclosures (continued):

	(b)	Geographic information:

All of the Company's and its subsidiaries' (Acasti Pharma and NeuroBioPharm) assets are located in Canada.

The Company's sales are attributed based on the customer's area of residence:

	Nine-month
	period ended	Year ended	Year ended
	February 28,	May 31,	May 31,
	2009	2008	2007

Canada	$888,375	$984,551	$1,338,907
United States	6,280,838	5,764,579	5,008,041
Europe	1,200,107	1,727,013	1,563,097
Asia/Oceania	95,161	1,787,682	216,147
	$8,464,481	$10,263,825	$8,126,192

Sales above exclude revenues from a partnership and collaboration agreement.

(c)	Information about major customers:

During the nine-month period ended February 28, 2009, the Company realized sales amounting to $4,167,560 from three customers ($3,191,307 from two customers in 2008, $3,353,373 from three customers in 2007), individually accounting for more than 10% of sales:

	Nine-month
	period ended	Year ended	Year ended
	February 28,	May 31,	May 31,
	2009	2008	2007

Customer A	14.6%	–	19.4%
Customer B	13.0%	–	–
Customer C	21.0%	14.5%	–
Customer D	–	16.9%	–
Customer E	–	–	11.2%
Customer F	–	–	10.7%

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

24.	Comparative figures:

The comparative figures for 2008 have been reclassified to conform with the financial statement presentation adopted for 2009.

25.	Subsequent event:

At the end of April 2009, the Company temporarily ceased production in order to complete its plant expansion and expand in-house production capacity. It is expected that production will resume no later than mid-June 2009.

26.	Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from accounting principles generally accepted in the United States (US GAAP). The significant differences between Canadian and US GAAP are described below:

Consolidated statements of earnings and comprehensive loss:

	Nine-month period	Year ended	Year ended
	ended February 28,	May 31,	May 31,
	2009	2008	2007

Net loss and comprehensive loss - Canadian GAAP	$(1,888,710)	$(4,784,804)	$(2,677,433)
Other assets - start-up costs (1)	95,977	(95,977)	–
Development costs (2)	(43,218)	(296,527)	–
Capitalized interest (3)	36,000	–	–
Convertible debentures (4)	13,754	–	–
Net loss and comprehensive loss* - US GAAP	$(1,786,197)	$(5,177,308)	$(2,677,433)

*	Since the Company is not recording income tax benefits due to its cumulative loss position, there is no tax effect reflected for any of the operating reconciling items.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

26.	Reconciliation to United States generally accepted accounting principles (continued):

Consolidated statements of earnings and comprehensive loss (continued):

	2009	2008	2007
Weighted average number of common shares outstanding	37,622,735	37,105,672	35,510,919
Loss per common share - basic and diluted	$(0.05)	$(0.14)	$(0.075)

The cumulative effect of these adjustments on our shareholders’ equity is as follows:

	February 28,	May 31,	May 31,
	2009	2008	2007
Shareholders’ equity in accordance with Canadian GAAP	$9,149,178	$8,094,671	$7,708,772
Other assets - start-up costs (1)	–	(95,977)	–
Deferred development costs (2)	(339,745)	(296,527)	–
Interest capitalized (3)	36,000	–	–
Convertible debentures (4)	(134,779)	–	–
Shareholders’ equity in accordance with US GAAP	$8,710,654	$7,702,167	$7,708,772

(1)	Other assets - start-up costs:

In 2008, under Canadian GAAP, the Company deferred certain start-up costs totaling $95,977 as a component of Other assets to be amortized on a straight-line basis during 2009. Under the US GAAP, such costs are to be expensed as incurred. In 2009, these costs were amortized for Canadian GAAP purposes.

(2)	Development costs:

Under Canadian GAAP, the Company capitalizes certain development costs in accordance with CICA Handbook, Section 3450, Research and Development Costs. Capitalized development costs of $339,745 (2008 - $296,527) are to be amortized over a maximum period of five years, beginning at the time of the commercialization.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

26.	Reconciliation to United States generally accepted accounting principles (continued):

The cumulative effect of these adjustments on our shareholders’ equity is as follows (continued):

	(2)	Development costs (continued):

For US GAAP purposes, these costs are to be expensed as incurred. Accordingly, the Company decreased intangible assets and increased research and development expenses by $43,218 (2008 - $296,527) and deficit in the amount of $339,745 (2008 - $296,527) to reconcile the financial position and earnings to US GAAP.

	(3)	Interest capitalized:

Under Canadian GAAP, the Company expenses interest expense related to its plant expansion. For US GAAP, interest related to its plant expansion is capitalized as part of the historical cost of the plant expansion.

	(4)	Convertible notes:

In accordance with Canadian GAAP, the convertible debentures are accounted for as a compound financial instrument and are presented in their component parts of debt and equity using the relative fair value method in accordance with the substance of the contractual arrangement. The debt component, net of debt issue costs, is accreted to its face value through a charge to earnings over its term using the effective interest method. The equity component comprises the value attributable to the detachable warrants and the holder conversion option.

Under US GAAP, the proceeds received from the convertible debentures were allocated to long-term debt and the detachable warrants and options using the relative fair value method. For US GAAP purposes, the holder’s conversion option is not bifurcated and is included in the amount allocated to long-term debt. In addition, a beneficial conversion feature representing the intrinsic value attached to the conversion feature of the convertible debenture is recorded and accreted as financial expense from the date of issuance to the date on which the debentures are convertible. As well, the total issue costs relating to the convertible debentures are recorded in deferred financing fees under US GAAP.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian dollars)

Nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007

26.	Reconciliation to United States generally accepted accounting principles (continued):

	(4)	Convertible notes (continued):

The total adjustments to US GAAP related to convertible notes for the nine-month period ended February 28, 2009 are comprised as follows:

	Statement of	Shareholders’
	earnings	equity
Differences in accretion and other charges related to the convertible debentures, including amortization of beneficial conversion feature of $24,739	$13,754	$13,754
Differences in the allocation of values between debt and equity	–	(391,714)
Beneficial conversion feature included in additional paid-in capital for US GAAP	–	243,181
	$13,754	$(134,779)