Form 20-F/A
period 2009-02-28
Neptune Technologies & Bioressources Inc.
filed 2009-09-18
CIK 1401395

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

NOT APPLICABLE

EXPLANATORY NOTE

This Amendment No.1 to Form 20-F is filed solely to amend the Annual Transition Report on Form 20-F for the transition period from May 31, 2008 to February 28, 2009 filed by Neptune Technologies & Bioressources Inc. (the "Company") on August 31, 2009 (the "Form 20-F") in order to refile Exhibit 1.1, "Articles of Incorporation and Bylaws (translation)". As originally filed, Exhibit 1.1 omitted the Company's Articles of Incorporation. Exhibit 1.1 to this Amendment No.1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F.

This Amendment No.1 to Form 20-F, including revised Exhibit 1.1, speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No.1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART III

ITEM 19:         EXHIBITS

The following are filed as exhibits to this annual report.

(a) Exhibits

Exhibit Number	Description of Exhibit
F-1†	Consolidated Financial Statements for the nine-month period ended February 28, 2009 and years ended May 31, 2008 and 2007
1.1*	Articles of Incorporation and Bylaws (translation)
4.1†	Technology License Agreement, dated August 7, 2008, between the Company and Acasti Pharma Inc. (confidential treatment requested)***
4.2†	Technology License Agreement, dated October 15, 2008, between the Company and NeuroBioPharm Inc. (confidential treatment requested)***
7.1†	Calculation of Financial Ratios
8.1†	List of subsidiaries
11.1†	Code of Business Conduct and Ethics for Directors, Officers and Employees
12.1*	Certification of the Chief Executive Officer required by 17 CFR 240.15d-14(a)
12.2*	Certification of the Chief Financial Officer required by 17 CFR 240.15d-14(a)
13.1*	Certification of the Chief Executive Officer required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2*	Certification of the Chief Financial Officer required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
15.1**	Interim Consolidated Financial Statements (unaudited) for three month periods ended May 31, 2009 and 2008.
15.2**	Management Discussion and Analysis for three month period ended May 31, 2009.

* filed herewith
** previously filed with the SEC on Form 6-K (File No. 1-33526) on July 15, 2009.
*** Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.
† Incorporated by reference to exhibits filed with the Company's Annual Transition Report on Form 20-F for the transition period from May 31, 2008 to February 28, 2009 (File No. 1-33526, dated August 31, 2009).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Dated: September 18, 2009	By: /s/ Henri Harland
Name: Henri Harland
Title: President and Chief Executive Officer