Form 20-F
period 2010-02-28
Neptune Technologies & Bioressources Inc.
filed 2010-08-31
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2010

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For transition period from __________to __________

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________

Commission file number 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact Name of the Registrant as Specified in its Charter)

Québec, Canada
(Jurisdiction of Incorporation or Organization)

225 Promenade du Centropolis, Suite 200, Laval, Québec, H7T 0B3
(Address of Principal Executive Offices)

Henri Harland
225 Promenade du Centropolis
Suite 200
Laval, Québec
H7T 0B3
Phone: +1-888-664-9166
Fax: +1-450-687-2272

Name of Each Exchange
	Title of Each Class	On Which Registered
Securities registered or to be registered pursuant to Section 12(b) of the Act:	Common Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	38,234,745

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES [  ]    NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [  ]    NO [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X]    NO [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant the Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES [  ]    NO [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ ]	Other [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]    Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [  ]    NO[X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

As used in this annual report on Form 20-F (this “annual report”), unless the context otherwise indicates, the terms “Neptune Technologies”, the “Company”, the “Corporation”, ”we”, “us”, “our”, or “Neptune” means Neptune Technologies & Bioressources Inc and its subsidiaries. The terms “Acasti” or “Acasti Pharma” refer to Neptune’s subsidiary Acasti Pharma Inc. The terms “Neuro” or “Neurobio” refer to Neptune’s subsidiary Neurobiopharm Inc.

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars. References to “dollars” or “$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. See Item 3 for further exchange rate information.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements under Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” and elsewhere in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

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

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected consolidated financial data for Neptune for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (‘GAAP’). We prepare our financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The consolidated financial statements have been audited by KPMG LLP, Montréal, Canada as at and for the periods ended May 31, 2007, May 31, 2008, February 28, 2009 and February 28, 2010 and by Raymond Chabot Grant Thornton LLP as at and for the period ended May 31, 2006. The selected financial data below are derived from our audited consolidated financial statements and are reported in Canadian dollars. The summary data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto, included in Part I, Item 8 of this annual report.

Selected Financial Data (Canadian GAAP/Canadian Dollars)

	February 28,	Feb. 28, 2009
(for the period ended)	2010	(9 months)[1]	May 31, 2008	May 31, 2007	May 31, 2006
Net sales	12,664,462	8,589,272	10,263,825	8,126,192	6,911,725
Net loss	(1,535,198)	(1,884,615)	(4,779,344)	(2,677,433)	(886,150)
Net loss per share	(0.04)	(0.05)	(0.13)	(0.075)	(0.029)
Total assets	17,566,141	18,154,056	14,206,159	13,461,117	8,113,812
Net assets	7,995,689	9,002,263	7,943,661	7,552,302	2,936,863
Capital stock and warrants	25,530,162	25,233,271	24,902,594	23,182,472	17,002,009
Shares used in computing per share amounts	37,913,163	37,622,735	37,105,672	35,510,919	30,790,786
Dividends	-	9,380	-	-	-
Selected Financial Data (US GAAP) (Canadian dollars)[2]
Net loss	(2,940,202)	(1,786,197)	(5,177,308)	(2,677,433)	(876,953)
Net loss per share	(0.08)	(0.05)	(0.14)	(0.075)	(0.029)
Total assets	17,464,070	18,242,438	13,964,665	13,617,587	N/A
Net assets	7,845,098	8,710,654	7,702,167	7,708,772	2,936,863

1.	During 2009, the company changed its fiscal year end from May 31 to February 28.
2.	Refer to note 27 to the 2010 audited consolidated financial statements.
3.

Selected financial data has been recast to reflect adoption of CICA Handbook sections3064, Goodwill and other intangible assets, and section 3450, Research and Development costs, effective March 1, 2009. Refer to note 2(a) to the 2010 consolidated financial statements.

Exchange Rate Data

The following tables set forth certain exchange rates based on the Bank of Canada noon buying rate (the “Noon Buying Rate”). Such rates are set forth as U.S. dollars per Canadian dollar.

		Year-ended	Nine-Month	Year-ended May 31,
		February 28,	Period ended
	08/18/2010	2010	02/28/2009	2008	2007	2006
Average(1)	US$0.9719	US$0.9078	US$0.87598	US$0.99005	US$0.88455	US$0.8785

(1)	The average of the exchange rates on the last day of each month during the period indicated.

Month
	July 2010	June 2010	May 2010	April 2010	March 2010	Feb. 2010
High	US$0.9724	US$0.9805	US$0.9868	US$1.0039	US$0.9888	US$0.9597
Low	US$0.9381	US$0.9429	US$0.9278	US$0.9803	US$0.9596	US$0.9316

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks related to Neptune’s business

History of Prior Losses

Since commencement of its activities, the Corporation has incurred losses. At February 28, 2010, the Corporation’s accumulated deficit was $26,813,240. The Corporation had net losses of $1,535,198, $1,884,615, and $4,779,344 in the fiscal periods ended February 28, 2010, February 28, 2009, and May 31, 2008, respectively. It is expected that the Corporation will continue to experience operating losses until product sales and royalty payments generate sufficient revenues to fund its operations, including research and product development. Quarterly fluctuations are also anticipated in respect of sales, expenses, losses and cash flows. We cannot say when, if ever, the Corporation will become profitable. Profitability will depend on our ability to generate revenues from the sale of our products and the licensing of our technology that will offset the significant expenditures required for us to advance our research, protect and extend our intellectual property and develop, manufacture, license, market, distribute and sell our technology and products successfully. Similar types of expenditures in the past resulted in the net losses reported above.

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

Patents and Proprietary Technology

The Corporation’s success depends in part on its ability to obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Corporation’s exclusive rights or those granted to it under license. The Corporation has filed patent applications in Canada, the United States, Europe and elsewhere and is actively pursuing these matters. The patent position of biopharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which may remain unresolved. The Corporation does not know whether any of its pending patent applications will be granted or whether the Corporation will be able to develop other patentable proprietary products. Furthermore, the Corporation does not know whether its existing or future patents will provide a competitive advantage or afford protection against competitors with similar technology. Furthermore, the Corporation cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Corporation from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Corporation or invent or have invented other products based on the Corporation’s patented products.

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

The Corporation cannot determine with any certainty if it has priority in relation to a product or process covered by a patent application or if it was the first to file a patent application for any such invention. Further, in the event of patent litigation there can be no assurance that the Corporation’s patents, if issued, would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, a significant part of the Corporation’s technological know-how constitutes trade secrets. The Corporation, therefore, requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, there can be no assurance that such agreements provide adequate protection in the event of unauthorized use or disclosure of the Corporation’s trade secrets, know-how or other proprietary information.

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

Availability and Sources of Raw Materials

The Corporation depends on third parties for the sourcing of components for its various products. The Corporation believes that alternative sources of supply for its various raw materials exist. However, any change in the Corporation’s suppliers could have a significant impact on the Corporation’s capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw material have been identified, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Neptune to secure alternate sources of supply at competitive pricing, and upon fair and reasonable contractual terms and conditions.

We are dependent on a limited number of customers

We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. During fiscal 2010, two customers each represented more than 10% of our total 2010 revenue, or 37.3% in the aggregate, (2009 – three customers each represented more than 10% of our total revenue, or 48.6% of revenue; 2008 – two customers represented 31.4% of revenue). A decline in revenue from these customers or a loss of a large customer could have a material adverse affect on our financial condition and results of operations. To reduce this reliance, we have been targeting new customers and new business opportunities. In addition, if any of our customers has insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by customers, which could have a significant adverse impact on our financial condition and results of operations. Any deterioration in the financial condition of our customers will increase the risk of collecting receivables. The current global economic crisis could also impact our customers’ ability to pay receivables or result in customers having financial difficulty or even going into bankruptcy or reorganization which could also impact our ability to collect our receivables.

Foreign Currency Fluctuations

The Corporation expects that most of its revenues will be in United States dollars and Canadian dollars. From time to time, the Company uses derivative financial instruments to reduce foreign exchange exposure. Significant fluctuations in the rate of exchange could adversely affect the Corporation’s financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar.

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

Litigation

Any unfavourable court judgment following the cases disclosed in this annual report or other cases could affect the Corporation’s cash flow.

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

Government Regulations

The development, production and commercialization of biopharmaceutical products is generally subject to comprehensive regulations under Health Canada’s Therapeutic Products Program and various other national, regional and local regulatory bodies, including the Food and Drug Administration in the United States. No assurance can be given that the Corporation or its clients and partners will not encounter difficulties or will not incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its products.

Distribution of the Corporation’s products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases, the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Corporation will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Corporation’s operations, its financial situation and its operating results.

Competition

Competition in the biopharmaceutical sector is intense. The Corporation competes with companies that produce similar or nearly identical biopharmaceutical products or that proposes different approaches to the separation or purification of components of krill. Certain of those companies have greater resources than the Corporation. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technology in the area of separation or purification of components of krill will not adversely affect the Corporation’s competitiveness.

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

Potential Product Liability

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unacceptable to the Corporation. There can be no assurance that the Corporation will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Corporation’s future products. A product liability claim against the Corporation or the withdrawal of a product from the market could have a materially adverse effect on the Corporation’s business or its financial condition.

Uncertain Market

The Corporation believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these expectations are accurate, particularly considering competition from existing or new products and the uncertain commercial viability of certain of the Corporation’s products.

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

Neptune Technologies & Bioressources Inc. (the “Company”) is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3, phone: (450) 687-2262 or toll-free: 1-888-664-9166. The Company was incorporated under Part 1A of the Companies Act (Québec) in Québec, Canada on October 9, 1998.

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

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process “Neptune OceanExtract™”. The Company continues to develop its extraction process and markets its marine oil “Neptune Krill Oil - NKO®” as well as its protein concentrated “Neptune Krill Aquatein - NKA™”.

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

The Company, upon acquisition of the Sherbrooke production plant in October 2006, also concluded long-term financing totalling $1,254,750 in the form of two loans, the first with Desjardins, in the amount of $855,000 (15 years at 7.7%), and the second with the seller of the plant in the amount of $399,750 (5 years at 10.25%) . The outstanding capital on both loans have since been repaid.

The Company continued to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune also completed its plant expansion and the scaling up of its production capacity at its Sherbrooke plant during the first and second quarter of fiscal 2010, providing for more than a 50% increase of yearly output from 60,000 kilograms to close to 100,000 kilograms. The capacity increase of its Sherbrooke (Quebec, Canada) required a total investment of $4,212,076 by Neptune of which $3,000,000 was financed by debt and the excess has been financed by cash on hand. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter. The ramp-up of the facility, which took place during the second quarter, impacted the financial results in the second quarter but the Company managed to catch up with the production in the third and fourth quarter to surpass 2009 annualized revenues. During the third quarter and fourth quarter, the production plant ran at a steady rate of over 100,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 100,000 kg to an estimated 120,000 to 130,000 kg annually. This additional expansion is expected to take place during the second and third quarters of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realization to take place during the course of calendar 2012.

During the first quarter of fiscal 2010, the Company signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Also in the first quarter, Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil NKO® under the brand name Inno-Krill™ in health food stores across Canada. During the second quarter of fiscal 2010, Weifa, a leading pharmaceutical company also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

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

During the second quarter of fiscal 2010, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed early in the third quarter a response and counterclaims to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff continued to use the Company trademarks and claims, as it was seen on websites of multiple Schiff distributors.

No provision has been recorded by the Company as at February 28, 2010 for this matter because the outcome and the amount of loss, if any, is not determinable.

In the third quarter, the Company announced that convertible debentures with a fair value of $2,250,000 were converted. Holders of $84,000 of debenture capital converted capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166,000 of debenture capital chose to convert into Acasti units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. At as February 28, 2010, $496,000 of convertible debentures remains outstanding.

In the third quarter, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owned 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

The Company has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Company does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and the patent remains enforceable until appeal in heard.

In the third quarter, the Company also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

In the fourth quarter, the Company received a ruling on its appeal against the December 2008 ruling against the company’s Intellectual Property purchase option. In this new ruling, the Court of Appeal confirmed Neptune’s right to exercise its purchase option related to its Intellectual Property at a purchase price of $275 plus interest. The court also confirmed that Neptune had exercised its option on August 18, 2004 and rejected all royalty claims with the exception of $36 plus interest.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

The status of Acasti’s new pharmaceutical products, over-the-counter (“OTC”) prescription medical foods, and prescription drug products, is as follows:

During 2010 fiscal year, Acasti has continued making significant progress in its scientific research and development programs and has achieved several value-creating milestones within the OTC, medical food and prescription drug programs (“Rx”). Acasti negotiated a deal with a non-disclosable partner to commercialize an OTC product in the USA, Brazil and Canada. Furthermore, the selection process of potential partners for co-development of Rx, OTC and medical foods is completed and Acasti has implemented its operational plans towards the execution of pre-marketing and commercialization.

Acasti announced publicly its significant pre-clinical study results in prestigious and international conferences. The preclinical study results were presented at the council for Arteriosclerosis, Thrombosis and Vascular Biology (“ATVB”) 2010 Scientific Sessions Meeting of the American Heart Association in San Francisco, CA. The results of the study entitled "CaPre™, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes" were presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPre™”) for the treatment of dyslipidemia and cardio-metabolic disorders. CaPre™ was shown to be effective in beneficially modulating the lipid profile of healthy and diseased mice with high cholesterol, obesity and diabetes. CaPre™ significantly reduced triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

The efficacy of CaPre™ was evaluated in Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Along with this endeavor Acasti received positive feedback from pre-IND (Investigational New Drug application) and pre-CTA (Clinical Trial Application) respectively from FDA and Health Canada to pursue the pharmaceutical development of CaPre™. Acasti has now identified a GMP (Good Manufacturing Practice) manufacturing site to comply with the regulations of pharmaceutical development.

From a business development perspective, Acasti showcased its platform and product to a variety of pharmaceutical companies through international business perspective development meeting (Annual Alliance Management congress and Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series). Acasti presented its strong positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation. Acasti intensified its position on its corporate strategy in seeking alliances for its new product lines, while providing opportunities for in/out licensing agreements. Acasti is establishing itself with international and strategic industrial partners who are seeking a product to manage the complexity of mixed dyslipidemia associated with the ever-increasing problems of obesity and diabetes.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

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

Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is still progressing and was almost completed. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still validating the process at large scale. Finally, NBP attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner is still strongly on-going.

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

Neptune generates revenues from research contracts (2010:$58,875; 2009 (9 months):$124,791; 2008:$0) and sales. Virtually all revenues are derived from sales of NKO® product, which are geographically distributed as follows:

	2010	2009	2008
		(9 months)
	$	$	$
Canada	151,762	$888,375	$984,551
United States	7,877,542	6,280,838	5,764,579
Europe	2,790,004	1,200,107	1,727,013
Asia / Oceania	1,786,279	95,161	1,787,682
Total	12,605,587	8,464,481	10,263,825

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

Other additional factors have been identified as growth drivers in the nutraceutical markets including:

  Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention;

____________________________________

[1]	Demographic Trends in the 20th Century. Census 2000 Special Reports. November 2002.
[2]	Baby Boomers and the U.S. Food and Beverage Industry: Packaged Facts, 12/1/2005.

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

Functional Food

The main functional food categories include dairy products, confectionary products, various cereal products and functional beverages. It is difficult to estimate the potential size of the functional food market but there is reason to believe that the market size may be underestimated. The total U.S. retail food market amounted to $457 billion in 2004.6 If approximately 25% of this food market could be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential could reach $200 billion, an enormous foundation for the functional food market.

Calcium, probiotics and omega-3 products are getting significant attention and are expected to play a major role in the expanding dairy product category projected to reach $15 billion by 2010 in the US.7 Omega-3 is also playing a major role in the $23-billion breakfast cereal segment8 and heart-healthy products command about $19 billion in sales today.9

Poly-Unsaturated Fatty Acids (“PUFA”)

The polyunsaturated fatty acid (“PUFA”) market, which includes predominantly omega-3 and 6 fatty acids, is growing at a fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (“DHA”) and eicosapentaenoic acid (“EPA”) derived from plant and marine sources. Omega-3 sourced from marine oils is one of the fastest-growing sectors in the PUFA ingredient market, which is a direct result of the media attention pertaining to omega-3 health benefits and the growing need for alternative treatment for a variety of chronic disorders including the heart and the brain.

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

______________________________________________________

[3]	Industry Canada. International Market Research: Dietary Supplements.
[4]	Idem 3.
[5]	R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.
[6]	Progressive Grocers 72nd Annual Report of the Grocery Industry.
[7]	Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.
[8]	Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets
[9]	http://www.marketresearch.com/map/prod/1164892.html

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure.

Omega-3 ingredient sales continue to increase, driven by increasing demand in dietary supplements, functional foods and beverages and pharmaceutical applications. Based on the trends reported in the 2005 Frost & Sullivan market report,10 the worldwide omega-3 market will reach more than $1.4 billion in annual sales within the next five years. Higher quality and higher performance products providing concentrated amounts of omega-3 are gaining a larger market share of the marine oils industry in terms of revenues, because of their improved safety and health benefits. Omega-3 fortified food launches more than doubled in 2006 to 250 from 120 in 2005, according to Mintel.11 Most product introductions have been in beverages, spreads, dairy products (i.e., yogurt), eggs, nutrition bars and baked goods.

Nutricosmeceutical and “beauty from within” Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This “beauty from within” trend is spreading into the American and European markets. For example, Nestlé® and L’Oréal®, the world’s largest companies in food and cosmetics, respectively, created Innéov®, a developer of nutritional supplements with cosmetic applications. Coca-Cola® commercializes a milk-based beverage for evening use to promote beauty during sleep. New and scientifically-validated ingredients are entering the market and consumer uptake is being driven by the demand to turn back the negative physiological processes associated with aging.

Pharmaceutical

Acasti and NeuroBioPharm were formed to develop and commercialize the Company’s products in the pharmaceutical market. The company has licensed specific application rights to these two subsidiaries.

Cardiovascular Disease

Cardiovascular disease includes a wide range of conditions and treatment is focused on both reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of low density lipoprotein (LDL - “bad cholesterol”) and low levels of high density lipoprotein (HDL - “good cholesterol”), the latter being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia. Dyslipidemia leads to plaque formation and narrowing of the arteries (atherosclerosis), leading to myocardial infarction (heart attack), stroke and peripheral vascular and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.12 Statins, including medications such as Lipitor®, Zocor® and Crestor®,13 are used to decrease LDL, but are ineffective at raising HDL, creating an unmet treatment gap. It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) and are potentially eligible for a cholesterol lowering agent.14 Even though statins are widely prescribed, creating a worldwide $30 billion market, they have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol (“good cholesterol”).15 This unmet medical need creates a growing billion dollar market space for safe monotherapies as well as combination products containing a statin and an HDL raising agent.

_________________________________

[10]	End-user Analysis of the Global Omega-3 PUFA Market, FO23-88. Frost & Sullivan.
[11]	Mintel: www.marketresearch.com
[12]	Atherosclerosis Research Unit. University of Southern California. http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html
[13]	CNN Money. http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm
[14]	Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm
[15]	Nature Reviews Drug Discovery 5, 813-814 (October 2006) | doi:10.1038/nrd2156. Life after statin patent expiries. Jane Kidd

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

Many forms of arthritis, such as osteoarthritis and rheumatoid arthritis, are inflammatory disorders; patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States.20 It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints.21 Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. Common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®) and non-steroidal anti-inflammatory drugs (e.g. Motrin®, Advil®, Aleve®). It is estimated that in the U.S. medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars.22

NKO® Functional Food Grade

In 2010, Neptune achieved major advancements in the research and development of Neptune Krill Oil (NKO®) suitable for incorporation into functional foods of different matrices by masking and/or eliminating the characteristic krill odour and taste of the original oil.

Neptune has started working with a new functional bars manufacturer to replace Weider Bars which were terminated due to Weider’s affiliation with Schiff Nutrition. The new bars provide Neptune more flexibility and a better market positioning since they can be produced at lower minimum quantities and are produced with all natural ingredients and have no artificial additives. This is more in line with the product positioning Neptune is targeting. Three new excellent bar flavours were developed (Cherry Chocolate, Chocolate Nut Pie and Chewy Ginger).

a)

The new healthy functional bars including a full therapeutic dose of NKO® (300mg and 500mg) per bar were displayed in all the major industry international tradeshows that Neptune participated in during 2010.

b)	The expected shelf life stability of 5 months was exceeded and is being further evaluated to target a 9 month period.

c)	New options of functional fruit juices were also introduced along side the functional bars in all the tradeshows of 2010.

Both the bars and juice were successfully received with positive comments on both color and taste by the hundreds of tradeshow participants who visited Neptune’s booth.

_______________________________

[16]	Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/
[17]	Alzheimer’s Disease International. http://www.alz.co.uk/media/dementia.html
[18]	Arrowhead Publishers. Leaders in Business Intelligence and Market Research. http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php
[19]	Novartis Annual Report 2008.
[20]	http://www.medicinenet.com/osteoarthritis/article.htm
[21]	National Center for Chronic Disease Prevention and Health Promotion. USA.
[22]	Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007; 56(01):4-7.

OPA3™ - Optimal for Life

In 2009, Neptune continued the marketing of the new OPA3™ brand and established it as the trademark for the Company’s growing family of products. This new brand represents three essential elements (omega-3s, phospholipids and antioxidants) and effectively illustrates Neptune’s product portfolio strategy and positioning of its initial product - NKO®. This unique combination allows long-term stability while it delivers increased bioavailability ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets. NKO® and two new formulations of the OPA3™ brand were evaluated and proven effective for neurological disorders in animal models.

NKO®- Neptune Krill Oil

A marine oil extracted from Antarctic Krill (Euphausia Superba) that provides a unique blend of nutritional elements was the first product in the OPA3™ family to be developed and commercialized. Its elevated content in phospholipids, rich in omega-3 and omega-9 and antioxidants such as astaxanthin, vitamin A, vitamin E and flavonoid, offer a proprietary, safe and effective product free of preservatives with exceptional health benefits and superior stability. In 2009, NKO® further distinguished itself by proving its superior bioavailability in a clinical study comparing its product against the most known format of omega-3 on the market.

NKA™ - Neptune Krill Aquatein™

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation. New market trends searching for a new and unique amino acid profile increased the potential value of NKA™. More complete analyses of the composition of NKA™ were performed and different methods for improving quality and efficiency of production were also investigated. NKA™ is being positioned to be sold for both human and animal nutrition.

Research and Product Development Programs

Pharmaceutical drug development: In fiscal year 2010 the Company completed the experimental phase of the drug precursor required for the development of prescription medical foods and drugs. Acasti Pharma completed the non-GLP (Good Laboratory Practice) phase of research and development of NKPL65 and NKPL53, the first two cardiovascular drugs. IND-enabling (Investigational New Drug) preclinical studies were initiated with CaPre™ as scheduled.

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

NPK-D is in the process of research and development for the management of the organoleptic properties (odor and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products. Neptune has achieved significant advancement in the development of NPK-D for dairy products such as yogurts and beverages. NPK-D has succeeded in achieving organical stability and is in the process of testing organoleptic stability. Clinical evaluation of safety and effectives of NPK-D in various matrixes were ongoing in fiscal year 2010.

Internal Research, Subcontracted Research or Alliance Research

Neptune-Funded Internal Research

  NKPL53: a series of preclinical tests were initiated in the nine-month fiscal period ended February 28, 2009. Preliminary results from initial toxicity testing are promising and justify continuation with lower functional daily doses for toxicity and effectiveness biomarkers.

  NKPL65: non-GLP development and analytical testing in multiple batches has been completed successfully within the allowed standardization of active pharmaceutical ingredients. GLP production has been initiated. Some preclinical testing was completed within our last fiscal year and others are scheduled to be completed within the current fiscal year.

  NKPL80 and NKPL90 non-GLP development and chemical analysis was initiated in the nine-month fiscal period ended February 28, 2009. Initial NKPL80 batches were standardized within allowed deviation limits. Some preclinical testing began in early fiscal 2010 and others are still ongoing.

  NPK-D organoleptic management of NKO® for implementation of NKO® in daily functional food and specialized medical food.

  Acasti completed preclinical research designed to evaluate the safety and efficacy of its first Active Pharmaceutical Ingredient (“API”) drug candidate, CaPre™. The efficacy of CaPre™ on dyslipidemia was evaluated on Zucker Diabetic Fatty, a diseased rat phenotype, characterized with established type 2 diabetes, glucose intolerance and severe dyslipidemia, particularly elevated triglycerides and cholesterol. After 4, 8 and 12 weeks of chronic daily treatment with human equivalent daily dosing of 500mg and 2,500mg, CaPre™ was shown to significantly increase High Density Lipoprotein Cholesterol (“HDL-C” or “good cholesterol”) by 40% at the lower dose and by up to 61% at higher dose after 3 months treatment in those severely affected rats. These results show that CaPre™ could be effectively used in patients with metabolic syndrome and /or lipid disorders which remain a currently unmet medical need.

  Additional Acasti preclinical research designed to further evaluate the potentially broader spectrum of therapeutic efficacy of its first drug candidate, CaPre™ was completed. The efficacy of CaPre™ was evaluated in the same animal model, the Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of HDL-C or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Neptune-Funded Subcontracted Research

  NKO® (NPK-40) bioavailability testing was completed.

  NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food.

  Acasti has worked with a team of world renowned experts dedicated to functional testing and development of therapeutic candidates for arresting and reversing atherosclerosis through modulation of HDL, Reverse Cholesterol Transport (“RCT”), and Immune Mediators. The first of a series of experiments was undertaken by VascularStrategies LLC, Pennsylvania, to unravel the mechanism of action of the active pharmaceutical ingredients (“API”) which was conducted in three (3) mouse models reflecting healthy state and moderate to severe dyslipidemia has been completed. After only 6 weeks of treatment at very low doses ranging from 0.5g to 2.0g, Acasti API achieved a statistically significant increase of HDL and reduction of LDL while achieving up to a 60% reduction of triglycerides; a considerably better effect than prescription omega-3 esters.

  NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (“EEG”) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (“CNS”) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NBP will be advancing its research towards the development of a readily available product aimed to improve the cognitive and emotional health of children and adults, in the near future.

Alliance Funded Research

  Research on indications proving compliance with the European Food Safety Associations’ Medical Health Claim criteria and regulations.

  NKPL53 efficacy testing in preparation for IND submission approval.

Completed Clinical Studies

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. In 2009, Neptune completed a clinical trial entitled “Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating NKO® and fish oil”.

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

  The clinical study protocol was finalized and approved by ethics. Study sites have been selected, audited and recruited. Recruitment has commenced with more than one third of the patients recruited in 2009. The trial is projected to be completed before the fall 2010.
1.	Skin Cancer

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

  From a cost-benefit perspective, NKO® was shown to be the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (“CABG”); NKO® has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.

  With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO® remained the least expensive alternative for these rare events.

4.	Chronic Inflammation and Osteoarthritis

A Phase II clinical study on the effects of NKO® on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal - Journal of the American College of Nutrition - demonstrated that NKO® within a short treatment period can significantly reduce the C-reactive protein and osteoarthritic symptoms in patients diagnosed with a chronic inflammatory disease.

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

Raw Material

Krill is a generic term of Norwegian origin designating 85 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.23

Krill looks like miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.24 The larger Antarctic krill can grow up to 6cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.25

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be at least 500,000,000 metric tonnes (mt). From these two oceans, a total of some 150-189,000 mt of both krill species is harvested annually.26 Of that total from 1997/98 until 2007/08, 90-129,000 mt originated from the Southern Ocean (Antarctic krill or Euphausia superba)27 and an average annual catch of 60,000 mt from the Pacific (Pacific krill or Euphausia pacifica).28 The catches represent less than 0.1% of the existing resource. In 2008/2009 the main countries that harvest krill are China, Japan, Norway, Poland, Russia and South Korea. From 2005/06 to 2007/08, annual quotas for Antarctic Krill have increased by 34%.29 Annual quotas of 6,555 million tons 2010/09 are the same as for 2008/09. The data leads us to believe that: the resource is abundant, accessible and has a potential for long-term sustainable exploitation with adequate traceability measures. The average market price for whole frozen krill is around $1,000/mt. Neptune maintained successful negotiations with major krill suppliers to ensure long-term supply, quality and competitive prices. Whole frozen krill prices can be volatile as they are affected by, among other factors, the amount of krill fished in any single year; however prices have been relatively consistent in recent years.

The Company sources its krill used in the manufacturing of its products from three suppliers. The Company considers that its relationship with its suppliers is good and that it is not dependent upon these suppliers, as alternative sources of supply are available.

Sales Distribution

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors, who commercialize it under their private labels in multiple market segments, including health food stores, mass markets (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in Canada, USA and Europe. 100% of Neptune NKO® sales revenues during the year ended February 28, 2010 and the nine-month fiscal period ended February 28, 2009 were derived from independent companies.

__________________________________________

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
[26]

World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel. Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005.

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
[29]

World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel. Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005.

During the fiscal year ended February 28, 2010, more than 98% of the Company’s sales were made to customers based outside Canada. The Company enters into hedging instruments from time to time to partly offset currency risks.

The Company’s primary lines of business are not subject to any significant seasonal fluctuations.

Licenses / Intangibles

Though the Company uses, for its production, its own process technology, which is protected by trade secrets, the Company also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke (the “University”). The License Agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses. In consideration for the grant of such license, the University is entitled to receive from the Company, until a buyout of the patent by the Company, royalties of 4% of the net sales of krill oil extracted using the University’s process, by the Company, by any sublicensee or by any person associated with the Company or any sublicensee.

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

The Company also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses and from an option to purchase the intellectual property rights with respect to the results of the related research conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Company. This price was contested by the researcher but will remain the same based on the decision of the appeal court rendered in 2009 (see Item 8A: “Legal Proceedings”).

On August 18, 2004, the Company notified the University of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement between the University and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

The Company is no longer dependent on the license agreement mentioned above, as the Company has developed and now manufactures its products with its own proprietary technology process platform “Neptune Ocean Extract”.

Brand Names and Trademarks

Neptune has registered the trademarks OPA3™ and NKO® in over thirty countries. Neptune OceanExtractTM and NKA™ are other trademarks of Neptune.

  NKO® distributors apply private labels while including the NKO® logo; private label names are pre-approved by Neptune.

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

  Acasti has applied for worldwide trademark protection of CaPre (name given to its prescription drug candidate).

Patents

Neptune has the following patent portfolio:

		Countries
Category	Description	Issued	Pending
Novel Phospholipid/ Flavonoid	Composition of Matter	25	6
Cardiovascular Neurological health	Method of Use	24	6
Health Applications	Method of Use	-	30
Process	Process	34	1

Acasti has initiated its patent portfolio with its first application as a USA provisional company of a composition use patent.

Trade Secrets

Neptune protects its optimization and extraction processes through industrial trade secrets. Regulatory approvals Neptune has obtained the following regulatory approvals, permits and authorizations:

  European Food Safety Authority (EFSA) has approved NKO® as PARNUTS for commercialization in the European Union.

  European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.

  NKO® has received US-FDA GRAS (Generally Recognized as Safe) notification as a human food ingredient in the United States.

  NKO® has obtained approval as a Complementary Medicine from the Therapeutic Goods Administration (TGA) in Australia.

  NKO® has a natural product number (NPN) issued by Health Canada.

  Neptune production plant in Sherbrooke accredited as a nutraceutical GMP (Good Manufacturing Practices) following an audit performed by Health Canada, Natural Health Product Directorate (NHPD).

The development, production and commercialization of biopharmaceutical products is generally subject to comprehensive regulations under Health Canada’s Therapeutic Products Program and various other national, regional and local regulatory bodies, including the Food and Drug Administration in the United States. Distribution of the Corporation’s products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases, the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country.

C.	Organizational Structure

Neptune has two wholly-owned subsidiaries, NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. (“Neptune USA”) and one majority-owned subsidiary Acasti Pharma Inc. (“Acasti”).

Acasti was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Québec), under the name 9113-0310 Québec Inc.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

NeuroBioPharm was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec), under the name NEUROVIMER PHARMA INC.

Corporate Structure Diagram

Neptune owns 28,784,133 Class A shares, representing 60,4% of all Cass A shares issued and outstanding of Acasti Pharma. Acasti Pharma Class A shares are voting with no par value.

Neptune owns 4,950,000 Class B shares, representing 99% of all Class B shares issued and outstanding of Acasti Pharma. Acasti Pharma Class B shares are voting (ten votes per share), non-participating, with no par value and bear a maximum annual non-cumulative dividend of 5%. Acasti Pharma Class B shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis. Acasti Class B shares are also redeemable at the holder’s discretion at 0.80$ per share, subject to certain conditions. Neptune controls 80.2% of Acasti Pharma voting rights.

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

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements included as Exhibit F-1 to this annual report. Our financial statements have been prepared in accordance with Canadian GAAP, and therefore differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 27 to our 2010 audited consolidated financial statements included as Exhibit F-1 in this annual report.

For a discussion of our foreign exchange risk and related hedging risk programs, see Item 11: “Quantitative and Qualitative Disclosure About Market Risk”.

A.	Operating Results and B. Liquidity and Capital Resources

Management Analysis of The Financial Situation and Operating Results/Management Discussion and Analysis

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings, financial position and cash flows of Neptune for the year ended February 28, 2010, as well as for the nine-month period ended February 28, 2009. During the fiscal period ended February 28, 2009, the Company changed its fiscal year-end to February 28 from May 31. For comparative purposes, the Company has explained the variations between the twelve month period ended February 28, 2010 and the unaudited twelve-month period ended February 28, 2009 as well as between the nine-month period ended February 28, 2009 and the unaudited nine-month period ended February 28, 2008.

This analysis must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Additional information o the Company as well as is Annual Report and its Annual Information Form can be found on the SEDAR website at www.sedar.com or on the Securities and Exchange Commission’s EDGAR website at www.sec.gov. For a reconciliation to United States GAAP, as well as the information required for the presentation of the financial statements according to US GAAP by virtue of the Securities and Exchange Commission rules and regulations, see Item 8, note 27 to our 2010 audited consolidated financial statements included in Exhibit F 1 to this annual report.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune also completed its plant expansion and the scaling up of production capacity at its Sherbrooke plant during the first and second quarter providing for more than a 50% increase of yearly output from 60,000 kilograms to close to 100,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter. The ramp-up of the facility, which took place during the second quarter, impacted the financial results in the second quarter but the Company has managed to catch up with the production in the third and fourth quarter to surpass last year annualized revenues. During the third quarter and fourth quarter, the production plant ran at a steady rate of over 100,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 100,000 kg to an estimated 120,000 to 130,000 kg annually. This additional expansion is expected to take place during the first two quarters of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realization to take place during the course of calendar 2012.

During the first quarter of fiscal 2010, the Company signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Also in the first quarter, Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil - NKO® under the brand name Inno-Krill™ in health food stores across Canada. During the second quarter, Weifa, a leading pharmaceutical company also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing in a satisfactory way.

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of at least US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continued to use the Company trademarks and claims, as it was seen on websites of multiple Schiff Nutrition Group Inc. distributors.

No provision has been recorded by the Company as at February 28, 2010 for this matter because the outcome and the amount of loss, if any, is not determinable.

In the third quarter, the Company announced that convertible debentures with a principal value of $2,250 had been converted. Holders of $84 of debenture capital converted capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166 of debenture capital chose to convert into Acasti Pharma Inc. units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti Class A shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. As at February 28, 2010, $496 of convertible debentures remains outstanding.

In the third quarter, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owns 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

The Company has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Company does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and the patent remains enforceable until appeal is heard.

In the third quarter, the Company also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

In the fourth quarter, the Company received a ruling on its appeal against the December 2008 ruling against the Company’s Intellectual Property purchase option. In this new ruling, the Court of Appeal confirmed Neptune’s right to exercise its purchase option related to its Intellectual Property at a purchase price of $275 plus interest. The court also confirmed that Neptune had exercised its option on August 18, 2004 and rejected all royalty claims with the exception of $36 plus interest.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

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

The status of Acasti’s new pharmaceutical products, over-the-counter (“OTC”), prescription medical foods, and prescription drug products, is as follows:

During 2010 fiscal year, Acasti made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the OTC, medical food and prescription drug programs “Rx”. Acasti negotiated a deal with a non-disclosable partner to commercialize an OTC product in the USA, Brazil and Canada. Furthermore, the selection process of potential partners for co-development of Rx, OTC and medical foods is completed and Acasti has implemented its operational plans towards the execution of pre-marketing and commercialization.

Acasti announced publicly its significant pre-clinical results in prestigious and international conferences. The preclinical study results were presented at the council for Arteriosclerosis, Thrombosis and Vascular Biology (“ATVB”) 2010 Scientific Sessions Meeting of the American Heart Association in San Francisco, CA. The results of the study entitled "CaPre™, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes " were presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPre™”) for the treatment of dyslipidemia and cardio-metabolic disorders. CaPre™ was shown to be effective in beneficially modulating the lipid profile of healthy and diseased mice with high cholesterol, obesity and diabetes. CaPre™ significantly reduced triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

The efficacy of CaPre™ was evaluated in Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Along with this endeavor Acasti received positive feedback from pre-IND and pre-CTA respectively from FDA and Health Canada to pursue the pharmaceutical development of CaPre™. Acasti has now identified a GMP manufacturing site to comply with the regulations of pharmaceutical development.

From a business development perspective, Acasti showcased its platform and product to a variety of pharmaceutical companies through international business development meetings (Annual Alliance Management congress and Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series). Acasti presented its strong positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation. Acasti intensified its position on its corporate strategy in seeking alliances for its new product lines, while providing opportunities for in/out licensing agreements. Acasti is establishing itself with international and strategic industrial partners who are seeking a product to manage the complexity of mixed dyslipidemia associated with the ever-increasing problems of obesity and diabetes.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

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

Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is still progressing and is almost completed. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still validating the process at large scale. Finally, NBP attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner is still strongly on-going.

PRINCIPAL CONSOLIDATED FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	Twelve-month period		Nine-month period
	ended February 28		ended February 28
	2010	2009	2009	2008
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
			recast[4]
	$	$	$	$
Sales and research contracts	12,664	11,724	8,589	7,129
EBITDA[1]	(1,190)	598	328	750
Net loss	(1,535)	(3,167)	(1,885)	(3,500)
Net loss per share and diluted loss per share	(0.040)	(0.084)	(0.050)	(0.095)
Total assets	17,566	18,154	18,154	14,106
Working capital[2]	4,497	7,936	7,936	6,718
Shareholder equity	7,996	9,002	9,002	8,056
Book value per common share[3]	0.209	0.239	0.239	0.215
Long term debt	6,275	5,731	5,731	2,676

[1]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and gains and losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

[2]

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP, the results may not be comparable to similar measurements presented by other public companies.

[3]

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP, the results may not be comparable to similar measurements presented by other public companies.

[4]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

(Expressed in thousands, except per share amounts)

	Twelve-month period		Nine-month period
	ended February 28		ended February 28
	2010	2009	2009	2008
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
			recast[1]
	$	$	$	$
Net loss	(1,535)	(3,167)	(1,885)	(3,500)
Add (deduct):
Amortization	768	685	531	441
Financial expenses	678	597	519	391
Stock-based compensation	485	3,479	2,172	3,184
Foreign exchange loss (gain)	636	(987)	(1,000)	234
Gain on dilution	(2,222)	(9)	(9)	-
EBITDA	(1,190)	598	328	750

[1]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.04)	(0.037)	(0.056)	0.053	(0.001)
Diluted earnings (loss) per share	(0.04)	(0.037)	(0.056)	0.050	(0.001)

Nine-month period ended February 28, 2009 (Recast3)

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	8,589	n/a4	2,366	2,451	3,772
EBITDA[2]	328	n/a4	157	(708)	879
Net income (loss)	(1,885)	n/a4	(598)	(1,360)	73
Earnings (loss) per share basic and diluted	(0.05)	n/a4	(0.016)	(0.036)	0.002

Fiscal year ended May 31, 2008

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	10,264	2,085	2,169	2,876	3,134
EBITDA[2]	1,020	332	70	348	270
Net loss	(4.779)	(1.051)	(1.563)	(886)	(1.279)
Loss per share basic and diluted	(0.130)	(0.029)	(0.042)	(0.024)	(0.035)

[1]	Impact of first quarter plant shut down during second quarter of fiscal 2010.
[2]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes and losses on foreign exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

[3]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.
[4]	The Company changed its year end from May 31 to February 28 during fiscal 2009.

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

For the fiscal year ended February 28, 2010 all revenues were generated by the nutraceutical segment with the exception of small revenue from research contracts in NeuroBioPharm. The continuity of all operations of the consolidated group are presently supported by Neptune revenues; Acasti Pharma and NeuroBioPharm operations are limited to product development in the OTC, prescription medical foods and prescription drug products as well as pre-clinical research.

NKO® is currently the only product sold in the nutraceutical market by Neptune. NKO® presently generates a gross margin that varies between 40% and 50% depending on the country and the market where it is sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none is presently generating revenue. Acasti and NeuroBioPharm have adopted the same development strategy as Neptune, which is to generate short term revenue with OTC and prescription medical food products. It is impossible to evaluate a precise timeline for the launch of any of Acasti or NeuroBioPharm products as negotiations, are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment, Acasti’s operating activities generated a decrease in liquidities of $1,999 mostly related to its operating loss as well as the changes in operating assets and liabilities. Acasti’s investing activities generated liquidities of $2,002 mostly related to the maturity of short-term investments. Acasti’s financing activities generated an increase in liquidities of $81 all related to the issuance of shares on exercise of warrants. Therefore, Acasti’s cash position increased by $84 for the year ended February 28, 2010.

The following table show selected financial information by segments :

Year ended February 28, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Sales and research contracts	12 605	-	59	12 664

EBITDA	688	(1 559)	(319)	(1 190)

Net income (loss)	340	(1 556)	(319)	(1 535)

Total assets	16 653	913	-	17 566

Working capital	3 966	574	(43)	4 497

EBITDA calculation
Net income (loss)	340	(1 556)	(319)	(1 535)
add (deduct)
Amortization	759	9	-	768
Financial expenses	678	-	-	678
Stock-based compensation	485	-	-	485
Foreign exchange loss (gain)	648	(12)	-	636
Gain on dilution	(2 222)	-	-	(2 222)

EBITDA	688	(1 559)	(319)	(1 190)

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED FEBRUARY 28, 2010 (AUDITED) AND THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED FEBRUARY 28, 2009 (UNAUDITED)

Revenue

Revenue for the last quarter continued to increase to attain a record high of $4,657 for the three-month period ended February 28, 2010, representing an increase of 24% compared to the three-month period ended February 28, 2009. Revenue for the twelve-month period ended February 28, 2010 increased to reach $12,664, representing an increase of 8% compared to the twelve-month period ending February 28, 2009. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Australian markets due to the increasing awareness and recognition of NKO®.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2010, two customers accounted for 37.3% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA decreased by $591 for the three-month period ended February 28, 2010 to $288, compared to $879 for the three-month period ending February 28, 2009, a decrease of 67% over the corresponding quarter in 2009. EBITDA decreased by $1,788 for the twelve-month period ended February 28, 2010 to $(1,190), compared to $598 for the twelve-month period ended February 28, 2009. The reason for the twelve-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm for approximately $1,000, and increases in litigation-related costs for approximately $650.

Net Income (Loss)

The Company realized a consolidated net loss for the three-month period ended February 28, 2010 of $39 or $0.001 per share compared to a net income of $73 or $0.002 per share for the three-month period ended February 28, 2009. The net loss for the twelve-month period ended February 28, 2010 amounts to $1,535 or $0.04 per share, compared to a net loss of $3,167 or $0.084 per share for the twelve-month period ended February 28, 2009, an improvement of 52% from last year’s corresponding period. These results are attributable to the decrease in the stock-based compensation charge by $2,994 as well as the gain on dilution realized on the debenture conversion for an amount of $2,222. These favorable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries, Acasti and NeuroBioPharm, for an amount of approximately $1,000 as well as a foreign exchange loss of $636 for the twelve-month period ended February 28, 2010, compared to a foreign exchange gain of $987 for the twelve-month period ended February 28, 2009.

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND NINE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE THREE-MONTH AND NINE-MONTH PERIOD ENDED FEBRUARY 28, 2008 (UNAUDITED)

Revenue

Revenue for the last quarter continued to increase to attain $3,772 for the three-month period ended February 28, 2009, representing an increase of 31% compared to the three-month period ended February 29, 2008. Revenue for the nine-month period ended February 28, 2009 increased to reach $8,589 representing an increase of 20% compared to the nine-month period ended February 29, 2008. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American market due to the increasing awareness and recognition of NKO® as well as a favorable exchange rate on the American dollar.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2009, three customers accounted for 48.6% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA increased by $531 for the three-month period ended February 28, 2009 to $879 compared to $348 for the three-month period ended February 29, 2008, an increase of 155% over the corresponding quarter in 2008. EBITDA decreased by $422 for the nine-month period ended February 28, 2009 to $328 compared to $750 for the nine-month period ended February 29, 2008, a decrease of 55%. The reason for the nine-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm. On a comparative basis, EBITDA for the nutraceutical business for the nine-month period ended February 28, 2009 compared to the corresponding period in 2008 increased by 65% from $750 to $1,238 primarily due to increased sales and margins.

Net Income (Loss)

The Company realized for the first time on a consolidated basis a net profit for the three-month period ending February 28, 2009 of $73 or $0.002 per share compared to a net loss of $886 or $0.024 per share for the three-month period ended February 29, 2008, an increase in absolute dollars of $957 from last year’s corresponding quarter. The net loss for the nine-month period ended February 28, 2009 amounts to $1,885 or $0.05 per share, compared to a net loss of $3,500 or $0.095 per share for the nine-month period ended February 29, 2008, an improvement of 46% from last year’s corresponding period. These results are due to the improvement in productivity as well as an increase of the gross margin reflected in the cost of sales and operating expenses. It is also attributable to the decrease in the stock-based compensation charge by $1,012 in the quarter and $2,320 for the nine-month period. The Company also realised a gain on foreign exchange for a total amount of $1,000 compared to a foreign exchange loss of $235 for the last year’s corresponding period primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar. These favourable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries Acasti and NeuroBioPharm for an amount of $903.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2010 (AUDITED) AND THE TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (UNAUDITED)

Operating Activities

During the twelve-month period ended February 28, 2010, the operating activities generated a decrease in liquidities of $506, compared to a decrease of $488 for the corresponding twelve-month period ended February 28, 2009. The change in liquidities derived from operating activities from the twelve-month period ended February 28, 2009 to the twelve-month period ended February 28, 2010 is mainly attributable to the higher loss from operations which excludes the gain on dilution for an amount of $2,222 and a net increase in operating assets and liabilities for an amount of $1,380, primarily due to lower investment in accounts receivable and research tax credits and higher investments in inventories.

Investing Activities

During the twelve-month period ended February 28, 2010, the investing activities generated a decrease in liquidities of $1,340. This decrease is mainly due to investments in property, plant and equipment for an amount of $3,581. These investments are mainly comprised of investments in the plant expansion, which has been financed by our long term financing facility (see note 16 to the consolidated financial statements). In addition, the Company invested in its intangible assets for an amount of $77. In order to finance these and other projects the Company decreased its short-term investments by $2,317.

Financing Activities

During the twelve-month period ended February 28, 2010, the financing activities generated an increase in liquidities of $2,474. This increase is mainly attributable to the increase of the long term debt by $3,000 in order to finance the plant expansion, less repayments, amounting to $761. The Company also increased its liquidities by issuing shares following warrants and options exercised for a total amount of $235.

Overall, as a result of cash flows from all activities, the Company increased its cash by $257 for the twelve-month period ended February 28, 2010.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE NINE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE NINE-MONTH PERIOD ENDED FEBRUARY 28, 2008 (UNAUDITED)

Operating Activities

During the nine-month period ended February 28, 2009, the operating activities generated a decrease in liquidities of $290, compared to a decrease of $592 for the corresponding nine-month period ended February 29, 2008. The positive change in liquidities derived from operating activities from the nine-month period ended February 29, 2008 compared to the nine-month period ended February 28, 2009 is mainly attributable to the improved results. The variation in working capital items from the nine-month period ended February 28, 2009 compared to the nine-month ended February 29, 2008 represents an increase of $466, primarily due to increases in inventories and research tax credits receivable. The change in working capital items for the nine-month period ended February 28, 2009 includes an increase in accounts receivable for an amount of $480, an increase in research tax credits for an amount of $462, an increase in inventory for an amount of $390 and an increase in accounts payable and accrued liabilities for an amount of $192.

Investing Activities

During the nine-month period ended February 28, 2009, the investing activities generated a decrease in liquidities of $2,292. This decrease is mainly due to investments in property, plant and equipment for an amount of $904. These investments are mainly comprised of investments in the plant expansion, which will all be financed by our long term financing facility. In addition, the Company invested in its intangible assets for an amount of $254 mainly attributable to charges for the novel food regulation. In order to finance these and other projects the Company decreased its short-term deposits by $1,104.

Financing Activities

During the nine-month period ended February 28, 2009, the financing activities generated an increase in liquidities of $2,831. This increase is mainly attributable to the debenture financing for $2,720 net of the financing fees. As explained in note 16 to the audited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6,500 of which $3,453 was disbursed in 2009. The Company used these amounts to reimburse its long term debt of $3,397.

Overall, as a result of cash flows from all activities, the Company increased its cash by $290 for the nine-month period ended February 28, 2009.

At February 28, 2010, the Company’s liquidity position, consisting of cash and short-term investments, was $2,094.

Also, At February 28, 2010, the Company had an authorized operating line of credit $1,000, all of which was available, as well as an additional $200 for foreign exchange contract, all of which was also available.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future. See ”Subsequent Events“.

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

As explained in note 16 to our 2010 audited consolidated financial statements, the Company is subject to certain financial covenants under its mortgage loan.

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

The Company’s policy is to maintain a minimal level of debt. In 2009, the Company successfully renegotiated the refinancing of its debt, reduced its financial expenses and increased its production capacity to be able to face the increasing demand for its products (for more details see note 16 to the 2010 audited consolidated financial statements). At February 28, 2009, the Company had an authorized operating line of credit $1,000,000, of which an amount of $1,000,000 was available.

At February 28, 2010, cash amounted to $1,093,194, term deposits amounted to $1,001,011 and tax credit receivable amounted to $664,131, for a total of $2,758,336.

The following table details the important changes to the balance sheet at February 28, 2010 compared to February 28, 2009:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	257	See cash flows statement
Short term investments	(2,317)	Conversion to cash to fund operations
Receivables	(1,717)	Improvement in collection terms
Inventory	872	Increase of purchases of raw material
Property, plant and equipment	2,376	Plant expansion project and amortization
Accounts payable and accrued liabilities	(125)	Improvement in suppliers’ credit terms
Convertible debenture	(1,699)	Conversion of debentures and
		interest and accretion expenses
Long-term debt	2,243	Plant expansion financing

PRIMARY ANNUAL FINANCIAL RATIOS

	2010	2009	2008
Working Capital Ratio (current assets/current liabilities)[1]	2.05	2.98	3.17
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.78	0.63	0.43

* including convertible debentures for 2009 and 2010.

[1]

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP, the results may not be comparable to similar measurements presented by other public companies.

[2]

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP, the results may not be comparable to similar measurements presented by other public companies.

Most of the Company’s financial ratios deteriorated or were maintained during the period ended February 28, 2010 compared to the period ended February 28, 2009 mainly due to decrease in accounts receivables and short-term investments. The Company’s solvency ratio deteriorated during the period ended February 28, 2010 compared to the period ended February 28, 2009 mainly due to the second tranche mortgage loan used to finance the plant expansion and the effects of the plant shutdown on the operating results.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations, including payments due during the next five reporting periods and thereafter, are presented in the following table:

REQUIRED PAYMENTS PER PERIODS

		Less than	2 to 3	4 to 5	More than
Contractual Obligations	Total	one period	periods	periods	5 periods
	$	$	$	$	$
Long-term debt	5,780	967	1,920	1,868	1,025
Interest on long-term debt	758	230	332	169	27
Loans guaranteed by investments in lease contracts*	74	47	27	-	-
Research and development contract	1,062	1,062	-	-	-
Other lease contracts	727	245	345	137	-
Total liabilities	8,401	2,551	2,624	2,174	1,052

* Including interest fees.

OFF-BALANCE SHEET ARRANGEMENTS

The Company off-balance sheet arrangements consist of the following commitments:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

	Rate	Minimum
		royalty
To a Canadian university as of June 1, 2002
(for the term of the patents or until the Company exercised its option)[1]	4%	$5

To a company controlled by an officer and director
as of June 1, 2002 (for an unlimited period)	1%	–

1 The Company has a $275 purchase option relating to the intellectual property currently held by a Canadian university.

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial to be realized over the following next 30 months for an amount of $775. As at February 28, 2010, payments of $459 have been made towards the total amount of the contract. In addition, during the first quarter 2010, the Company initiated another clinical trial to be realized over the following 20 months for an amount of $345 (€240). As at February 28, 2010, payment of $144 (€100) has been made toward the total amount of the contract. The Company initiated another research project during 2010 to be realized over the following 12 months for an amount of $583. As at February 28, 2010, an accrual of $38 is included in accrued liabilities.

The Company has also entered into long-term lease agreements, which call for payments of $727 for the rental of premises. Minimum lease payments for the next years are $245 in 2011, $174 in 2012, $171 in 2013 and $137 in 2014.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual installments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the year ended February 28, 2010, total royalties paid or payable to this party amounted to $120 (nine-month period ended February 28, 2009 - $222, including royalties on the transfer of licenses to the subsidiaries of $137). As at February 28, 2010, the balance payable to this shareholder under this agreement amounts to $175 (February 28, 2009 - $222). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CHANGE TO ACCOUNTING POLICIES

New accounting policies adopted in fiscal 2010:

On March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151 and $147, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2009 is not significant.

Financial Instruments:

Effective September 1, 2009, the Company adopted an amendment to CICA Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

Presentation of unrealized gains and losses on foreign exchange:

The Company restated the consolidated statement of cash flows for the nine-month period ended February 28, 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, cash flows from operating activities (foreign exchange gain (loss) on cash and short-term investments) decreased by $193, cash flows from investing activities (maturity (purchases) of short-term investments) increased by $47 and the foreign exchange gain (loss) on cash held in foreign currencies was added, in the amount of $146.

Future accounting changes:

Business Combinations:

Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements:

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements.

The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not anticipate that it will ever adopt these new sections because they become effective only when the Company is expecting to adopt the International Financial Reporting Standards.

International Financial Reporting Standards:

In February 2008, Canadian Accounting Standard’s Board (‘’AcSB’’) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with comparative figures for previous period. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

SUBSEQUENT EVENTS

(a)	On April 30, 2010, 1,068,000 Debenture Warrants were exercised for total proceeds of $1,335and 1,086 Debenture Call-Options for total proceeds of $271.

(b)

The Company held a special and annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders approved, among other things, an amendment to the Company's stock option plan and adopted the Shareholder Rights Plan (the "SRP"), each of which had been previously approved by the Board of Directors of the Company.

(i)

The Company's stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of common shares of the Company issued and outstanding was 40,172,744.

(ii)

The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders, because it allows them to have more time to consider any significant takeover bid for the Company without undue pressure, it allows the Board to propose, if appropriate, other alternatives to maximize shareholder value and it allows additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval of a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

(c)

On July 13, 2010, the Board of Directors of the Company decided, after nearly 2 years without a general incentive option grant to employees and management, to grant a total of 790,000 incentive stock options of the Company, 695,000 rights on Acasti series 4 warrants held by the Company and 760,000 rights on Neurobiopharm series 4 warrants held by the Company to insiders and employees. The Company’s incentive stock options have an exercise price of $1.50 and a 3-year maturity. Rights on Acasti series 4 warrants and rights on Neurobiopharm series 4 warrants have an aggregate exercise price of $0.50 and $0.25 and maturities of October 9, 2013 and December 24, 2013, respectively, and are subject to shareholder approval.

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

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the Company’s history of losses, management has determined that the criteria for the recognition of tax assets were not met at February 28, 2010.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period ended February 28, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 28, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in this annual report for the year ended February 28, 2010 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form filed on SEDAR and Item 3D of this document. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

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

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2010, the Company had twenty trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers represent 56% (two customers represented 41% as at February 28, 2009) of total trade accounts included in accounts receivable. Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectability of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. Approximately 89% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity. An assumed 0.5% interest rate increase during the year ended February 28, 2010 would have decreased net earnings by $27, with an equal opposite effect for an assumed 0.5% decrease. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

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

Acasti has completed the product development and is finalizing IND-enabling studies preparing for the first IND submission for its prescription drug by the end of this year. NeuroBioPharm is presently conducting a clinical study evaluating the effect of its medical food on Alzheimer’s. The study is expected to be completed by June 2011.

R&D spending by project for the last three fiscal periods was as follows:

	Project
		Pharmaceutical	Improvement	NKA™
Fiscal period ended	Sniff(1)	Applications	of NKO®		Total
	$	$	$	$	$
February 28, 2010	117,873	1,698,395	850,249	77,002	2,743,519

February 28, 2009	233,807	501,102	542,053	0	1,276,962

May 31, 2008	344,047	0	120,632	19,844	484,524

(1)	Solutions for NKO® in functional food.

The amounts spent on research and development for the last three years are summarized in note 6 to our 2010 audited consolidated financial statements. The Company expenses all research and development costs related to research projects. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Company’s research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred.

D.	Trend Information

Other than those discussed under Item 4B: “Business Overview”, the Company does not know of any significant trends that would be material to its operations since the latest financial year.

E.	Off-Balance Sheet Arrangements

With the exception of lease commitments in the amount of $727,000 and commitments disclosed below and in F. Tabular disclosure of contractual obligations they are no off-Balance Sheet Arrangements. In the normal course of business, the company has signed agreements with various partners and suppliers relating to the execution of research projects to produce market certain products. The company has reserved certain rights to these projects. During the first quarter 2009, the company initiated a clinical trial that will be realized during the next 30 months for an amount of $775,000. As at February 28 2010, payments of $459,000 have been made towards the total amount of the contract. In addition, during the first quarter 2010, the company initiated another clinical trial that will be realized during 20 months for an amount of $345,000 (€240,000). As at February 28 2010, payment of $144,000 (€100,000) has been made toward the total amount of the contract. The company initiated another research project during 2010 that will be realized during 12 months for an amount $583,000. As at February 28 2010, an accrual of $38,000 is included in accrued liabilities..

F.	Tabular Disclosure of Contractual Obligations

		Less than	2 to 3	4 to 5	More than
Contractual Obligations in thousands	Total	one year	years	years	5 years
	$	$	$	$	$
Long-term debt	5,780	967	1,920	1,868	1,025
Interest in long-term debt	758	230	332	169	27
Loans guaranteed by investments in lease contracts*	74	47	27	-	-
Research and development contract	1,062	1,062	-	-	-
Other lease contracts	727	245	345	137	-
Total liabilities	8,401	2,551	2,624	2,174	1,052
* Including interest fees.

The Company has commitments under various agreements as follows:

(a)	License agreement:

The Company has entered into a licensing agreements, which call for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

		Minimum
	Rate	royalty
To a Canadian university as of June 1, 2002 (i)	4%	$ 5,000
To a company controlled by an officer and director as of June 1, 2002	1%	–

(i)	The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

As for the exclusive “License/Option”, on August 18, 2004, the Company notified the Canadian University of its intention to exercise its $275,000 purchase option relating to the intellectual property (see section 2.9.1. hereof entitled “Exclusive License/Option”). As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian University demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

(b)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. The execution of research projects call for payment of $1,062,000 within less than one year.

(c)	Rental agreements:

The Company has entered into long-term lease agreements, which call for payments of $727,000 for the rental of premises.

G. Safe Harbor

See above “Statement Regarding Forward-Looking Information”

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

			Year of Nomination
			as a Director or
Name and Province and			employee of the
Country of Residence	Principal Occupation	Position Within the Corporation	Company
Henri Harland (4)(5)	President and Chief	Director, President and Chief	1998
Québec, Canada	Executive Officer of the	Executive Officer of the
	Company	Company
Ronald Denis (1)(2)(3)(4)	Chief of Surgery at Hôpital	Director and Chairman of the	2000
Québec, Canada	du Sacré-Coeur, Montréal	Board of the Company
Daniel Perry (1)(2)(3)(4)	General Manager of	Director of the Company	2000
France	Société du Vivier des
	Landes
Jean-Claude Debard (1)(2)	President of Hyundai	Director of the Company	2009
France	Automobile
Michel Chartrand(1)(2)(3)(4)	President of Groupe	Director of the Company	2006
Québec, Canada	PharmaEssor Inc.
Tina Sampalis (5)	Chief Scientific Officer of	Chief Scientific Officer of the	2001
Québec, Canada	the Company and	Company
	President of Acasti
André Godin (5)	Vice-President,	Vice-President, Administration	2003
Québec, Canada	Administration and	and Finance of the Company
	Finance of the Company

(1)	Member of the Audit Committee	(4)	Director of Acasti Pharma and NeuroBioPharm
(2)	Member of the Compensation Committee	(5)	Officer of Acasti Pharma and NeuroBioPharm
(3)	Member of the Corporate Governance Committee

As of May 18, 2010, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,663,694 (9.32%) of the outstanding common shares of Neptune.

In Neptune’s Management Proxy Circular dated May 26, 2010, all of the above listed directors were nominated by management for election and all were elected.

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

Mr. Michel Chartrand

Since July 2009, Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009, Mr. Michel Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which regroups Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

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

B.	Compensation

Compensation of Directors

In fiscal 2010, other than the Company’s CEO, all directors were independent and were remunerated by the Company in their capacity as directors. Henri Harland, President and CEO of the Company, received no remuneration as a director.

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

In 2008, each independent director of the Company received 25,000 stock options on August 21, 2008 upon this nomination or re-election to the Board of Directors. The exercise price of each option granted is $2.50.

The total remuneration paid to independent directors during the fiscal year ended February 28, 2010, is set out in the following table:

Remuneration Paid to Independent Directors

		Option/warrant-	All other
	Fees earned	based awards	compensation	Total(1)
Name	($)	($)	($)	($)
Ronald Denis	24,500	-	-	24,500
Michel Chartrand	13,750	-	-	13,750
Daniel Perry	11,250	-	-	11,250
Jean-Claude Debard	6,750	-	-	6,750

(1) The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.

Outstanding Director Option-Based Awards

The following table provides information on the number and value of each independent director’s outstanding options as of July 7, 2010.

Neptune

	Number of
	securities
	underlying
	unexercised	Option exercise	Option	Value of unexercised in-
Name / Grant Date	options	price ($)	expiration date	the-money options(1)($)
Michel Chartrand
July 13, 2010	25,000	1.50	July 13, 2013	-
August 21, 2008	25,000	2.50	August 21, 2011	-
June 09, 2006	25,000	2.60	June 9, 2011	-
Ronald Denis
July 13, 2010	25,000	1.50	July 13, 2013	-
August 21, 2008	25,000	2.50	August 21, 2011	-
June 09, 2006	25,000	2.60	June 9, 2011	-
Daniel Perry
July 13, 2010	25,000	1.50	July 13, 2013	-
August 21, 2008	25,000	2.50	August 21, 2011	-
June 09, 2006	25,000	2.60	June 9, 2011	-
Jean-Claude Debard
July 13, 2010	25,000	1.50	July 13, 2013	-
July 14, 2009	25,000	2,50	July 14, 2012	-

(1) Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $2.10 on February 28, 2010

Acasti

Acasti options and warrants, as well as NeuroBioPharm, have been granted to independent directors of the Company in remuneration for the additional responsibilities and amount of work attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010 or unless an until a financing is realized.

The following tables provide information on the number and value of each independent director’s outstanding Acasti options and warrants at the end of the financial year ended February 28, 2010.

Option-Based Awards

Name / Grant Date	Number of	Option exercise	Option expiration date	Value of
	securities	price ($)		unexercised in-
	underlying			the-money
	unexercised			options(1)
	options (#)			($)
Michel Chartrand
October 8, 2008	25,000	0,25	October 8, 2018	5,500
Jean-Claude Debard (2)
July 14, 2009	25,000	0.25	July 14, 2019	5,500
Ronald Denis
October 8, 2008	25,000	0.25	October 8, 2018	5,500
Daniel Perry
October 8, 2008	25,000	0.25	October 8, 2018	5,500

Calculation is based on the estimated price of Acasti’s shares of $0.47 on February 28, 2010 given the absence of a market value for Acasti’s shares.
The award of Acasti options to Mr. Jean-Claude Debard issubject to disinterested shareholder approval

Acasti options and warrants were transferred and granted to the independent directors of the Company on October 8, 2008. Both have an exercise price of $0.25 and mature, respectively, on October 8, 2018 and October 8, 2013. NeuroBioPharm warrants, granted on December 24, 2008, have an exercise price of $0.10 and mature on December 24, 2013.

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants	Warrants expiration	Value of unexercised
	underlying	exercise price	date	in-the-money
	unexercised warrants	($)		Warrants(1)
	(#)			($)
Michel Chartrand
July 7, 2010(3)	25,000	0.50	October 9, 2013	-
October 8, 2008	125,000	0,25	October 8, 2013	27,500
Jean-Claude Debard (2)
July 7, 2010(3)	25,000	0.50	October 9, 2013	-
July 14, 2009	100,000	0.25	October 8, 2013	22,000
Ronald Denis
July 7, 2010(3)	25,000	0.50	October 9, 2013	-
October 8, 2008	175,000	0.25	October 8, 2013	38,500
Daniel Perry
July 7, 2010(3)	25,000	0.50	October 9, 2013	-
October 8, 2008	100,000	0.25	October 8, 2013	22,000
Calculation is based on the estimated price of Acasti’s shares of $0.47 on February 28, 2010 given the absence of a market value for Acasti’s shares.
The award of Acasti warrants to Mr. Jean-Claude Debard is subject to disinterested shareholder approval Subject to shareholder approval.

NeuroBioPharm

The following table provides information on the number and value of each independent director’s outstanding NeuroBioPharm warrants at the end of the financial year ended February 28, 2010.

Warrant-Based Awards

Name / Grant Date	Number of	Warrants	Warrants expiration date	Value of
	securities	exercise price		unexercised
	underlying	($)		in-the-money
	unexercised			Warrants(1)
	warrants (#)			($)
Michel Chartrand
July 7, 2010 (3)	25,000	0.25	December 24, 2013	-
October 8, 2008	100,000	0,10	December 24, 2013	-
Jean-Claude Debard (2)
July 7, 2010(3)	25,000	0.25	December 24, 2013	-
July 14, 2009	100,000	0,10	December 24, 2013	-
Ronald Denis
July 7, 2010(3)	25,000	0.25	December 24, 2013	-
October 8, 2008	100,000	0,10	December 24, 2013	-
Daniel Perry
July 7, 2010(3)	25,000	0.25	December 24, 2013	-
October 8, 2008	100,000	0,10	December 24, 2013	-

No calculation of the fair value of the NeuroBioPharm Shares was performed by the Company. Given the absence of a market value for the company’s shares, no value was given to the NeuroBioPharm shares for the purpose of this annual report.

The award of NeuroBioPharm warrants to Mr. Jean-Claude Debard is subject to disinterested shareholder approval Subject to shareholder approval.

Option-based and Warrant-based Awards of the Company, Acasti and NeuroBioPharm to the Directors– value vested during the financial year ended on February 28, 2010

None of the previously options-based and warrants-based awards of the Company, Acasti and NeuroBioPharm to the Directors that vested during the financial year ended on February, 28, 2010 were in-the-money at their respective vesting date.

COMPENSATION OF EXECUTIVE OFFICERS

The Company is required to communicate the compensation provided to the Chief Executive Officer of the Company, the Chief Financial Officer of the Company and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

Henri Harland is the Company’s Chief Executive Officer (“CEO”), André Godin is the Vice President Administration and Finance (“CFO”) and Tina Sampalis, Chief Scientific Officer (CSO), are the only executive of the Company that received a total annual compensation exceeding $150,000 for the last fiscal year. Messrs. Harland and Godin and Ms. Sampalis are hereinafter collectively referred to as the “Named Executive Officers”).

Compensation Discussion and Analysis

Compensation of executive officers of the Company is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Company performance.

During the most recently completed financial year, the Compensation Committee was composed of Mr. Michel Chartrand, Mr. Ronald Denis, Mr. Jean-Claude Debard and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual vs. budgeted results. Generally, new stock option grants do not take into account the previous grant of options-based awards when considering new grants.

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

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as any change of control and/or change of responsibilities.

Qualitative factors beyond the quantitative financial metrics are also key considerations in making a determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Company’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard given to the Company’s financial performance and progress in achieving strategic performance.

The Company’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company by providing a compensation which is competitive with the compensation received by executives employed by comparable companies by ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentives through the grant of stock options.

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

The results from AON Groupe Conseil were based on a specialized survey conducted among Canadian biotechnology companies, Aon general databases and the public information available on public companies. AON did not reveal the name of any specific company used nor the selection criteria retained in its report to the Company, which was not required at that time by the securities legislation.

The Company did not practice any other benchmarking during the fiscal year ended on February 28, 2010 to establish the Named Executive Officer remuneration. The remuneration was based on the results obtained in the AON report which will be updated during the next financial year of the Company ending on February 28, 2011. The Company shall then be able to provide a complete description of the benchmark and the selection criteria used by the Company.

Compensation Elements

Remuneration of executive officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;

(ii)	annual incentive plan, consisting of a cash bonus;

(iii)	grant of stock options of the Company; and grant of warrants of its subsidiaries, Acasti and NeuroBioPharm; and

(iv)	other elements of compensation, consisting of benefits,

Base Salary

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Company has a bonus plan for the executive officers, based on a percentage of their base annual salary, granted at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. Henri Harland, President and CEO of the Company is eligible for up to a 50% bonus of his annual base salary, Tina Sampalis, Chief Scientific Officer, is eligible for up to a 30% bonus of her base annual salary, and André Godin, Vice President Administration and Finance is eligible for up to a 30% bonus of his base annual salary.

Stock Options

The grant of stock options to the Company’s executives is aimed at recognizing and rewarding the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Company’s executives as well as aligning the interests of the Company’s executives with that of its shareholders.

The Company’s Compensation Committee is responsible for overseeing and managing the Company Stock Option Plan and the Acasti Stock Option Plan. Grants of options to executives are approved by the Company’s Board of Directors.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Company be awarded to the Named Executive Officers to compensate them for the additional responsibilities and workload resulting from their new duties in the subsidiaries and to align their interests with shareholders’ interests in order to stimulate value creation in the subsidiaries.

The grant of options is part of the long-term incentive component of executive and director compensation and an essential part of compensation. The designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Company Stock Option Plan” of this annual report.

Outstanding Named Executive Officer Option-Based and Warrant-Based Awards

The following tables sets out all awards of stock options to each Named Executive Officer outstanding at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2010. The Company has no equity incentive plan for share-based award.

Company

Name / Grant	Number of securities	Option exercise	Option expiration	Value of unexercised
Date	underlying	price ($)	date	in-the-money
	unexercised options			options(1)
	(#)			($)
Henri Harland
July 13, 2010	150,000	1.50	July 13, 2013
August 21, 2008	85,000	2.50	August 21, 2011	-
June 09, 2006	275,000	2.60	June 09, 2011	-
January 19, 2006	150,000	1.00	January 19, 2011	160,500
André Godin
July 13, 2010	100,000	1.50	July 13, 2013
August 21, 2008	70,000	2.50	August 21, 2011	-
June 09, 2006	100,000	2.60	June 09, 2011	-
January 19, 2006	150,000	1.00	January 19, 2011	160,800
Tina Sampalis
July 13, 2010	100,000	1.50	July 13, 2013
August 21, 2008	70,000	2.50	August 21, 2011	-
June 09, 2006	100,000	2.60	June 09, 2011	-
January 19, 2006	150,000	1.00	January 19, 2011	160,500

(1) Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $2.07 on February 28, 2010.

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

Acasti

The following tables provide information on the number and value of each Named Executive Officers’ outstanding Acasti options and warrants at the end of the financial year ended February 28, 2010.

Option-Based Awards

Name / Grant Date	Number of	Option exercise	Option expiration date	Value of
	securities	price ($)		unexercised in-the-
	underlying			money options(1)
	unexercised			($)
	options (#)
Henri Harland
October 8, 2008	200,000	0.25	October 8, 2018	44,000
André Godin
October 8, 2008	100,000	0.25	October 8, 2018	22,000
Tina Sampalis
October 8, 2008	200,000	0.25	October 8, 2018	44,000
(1) Calculation is based on the estimated price of Acasti’s shares of $0.47 on February 28, 2010 given the absence of a market value for Acasti’s shares.

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants exercise	Warrants expiration	Value of
	underlying	price ($)	date	unexercised in-
	unexercised warrants			the-money
	(#)			Warrants(1)
				($)
Henri Harland
July 13, 2010	175,000	0.50	October 9, 2013	-
October 8, 2008	1,250,000	0.25	October 8, 2013	275,000
André Godin
July 13, 2010	100,000	0.50	October 9, 2013	-
October 8, 2008	700,000	0.25	October 8, 2013	154,000
Tina Sampalis
July 13, 2010	175,000	0.50	October 9, 2013	-
October 8, 2008	1,250,000	0.25	October 8, 2013	275,000
(1) Calculation is based on the estimated price of the Company’s shares of $0.47 on February 28, 2010 given the absence of a market value for the Company’s shares.

NeuroBioPharm

The following table provides information on the number and value of each the Named Executive Officers’ outstanding NeuroBioPharm warrants at the end of the financial year ended February 28, 2010.

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants exercise	Warrants expiration	Value of
	underlying	price ($)	date	unexercised in-the-
	unexercised warrants			money Warrants(1)
	(#)			($)
Henri Harland
July 13, 2010	175,000	0.25	December 24, 2013	-
October 8, 2008	1,250,000	0,10	December 24, 2013	-
André Godin
July 13, 2010	100,000	0.25	December 24, 2013	-
October 8, 2008	725,000	0.10	December 24, 2013	-
Tina Sampalis
July 13, 2010	175,000	0.25	December 24, 2013	-
October 8, 2008	1,250,000	0.10	December 24, 2013	-

(1) No calculation of the fair value of the NeuroBioPharm Shares was performed by the Company. Given the absence of a market value for the company’s shares, no value was given to the NeuroBioPharm shares for the purpose of this annual report.

Option-based and Warrant-based Awards of the Company, Acasti and NeuroBioPharm to the Named Executive Officers– value vested during the financial year ended on February 28, 2010

None of the previously options-based and warrants-based awards of the Company, Acasti and NeuroBioPharm to the Named Executive Officers that vested during the financial year ended on February, 28, 2010 were in-the-money at their respective vesting date.

Other Forms of Compensation

The Company’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Company does not have any pension plan available for its executives or directors.

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2010 and the nine-month period ended February 28, 2009.

For compensation related to previous years, please refer to the Company’s Management Proxy Circular attached as an exhibit to the Company’s Form 6-K filed on May 28, 2010.

Summary Compensation Table – Named Executive Officers

Name	Year ended	Salary	Option/	Annual	All other	Total
	on	($)	Warrant-	incentive	compensation	compensation
	February		based	plans	($)(3)(4)	($)
	28,		awards(1)(2)	($)
			($)
Henri Harland	2010	380,000	-	-	-	380,000
	2009	291,058	109,812		61,448	462,318
André Godin	2010	204,000	-	-	15,692	219,692
	2009	151,693	90,433		-	242,126
Tina Sampalis	2010	294,000	-	-	55,000	349,000
	2009	214,000	90,433		-	304,433
(1)

The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Company’s control.

(2)

For the nine-month period ended on February 28, 2009, the value of the option-based awards of the Company is based on a fair value of $1.10 per option The value of Acasti and NeuroBioPharm option-based awards and warrant-based awards is based on a fair value of $0 per option or warrant on the date of such awards.

(3)

The amounts stated in this column represent the paid vacations to the Named Exective Officer for each relevant period, except for Mr. Henri Harland, which such amount represents part of over years accumulated vacation paid to him during the nine-month fiscal period ended February 28, 2009.

(4)

The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2010 and 2009 fiscal period.

Acasti and NeuroBioPharm, two subsidiaries of the Company, as described in the following table, were imputed a portion of the salaries of the Named Executive Officers. 30% and 10% of Henri Harland’s salary; 20% and 5% of André Godin’s salary; and 60% and 20% of Tina Sampalis’ salary are imputed to Acasti and NeuroBioPharm respectively. These percentages are in effect as of February 28, 2010. Percentages are subject to adjustments at the discretion of the Company’s management.

Name	Year ended on	Total Salary	Portion of the	Portion of the	Portion of the Salary
	February 28,	($)	Salary Imputed to	Salary Imputed to	Imputed to
			Neptune	Acasti	NeuroBioPharm
			($)	($)	($)
Henri Harland	2010	380,000	228,000	114,000	38,000
André Godin	2010	204,000	153,000	40,800	10,200
Tina Sampalis	2010	294,000	58,800	176,400	58,800

Company Stock Option Plan

The Company’s stock option plan (the “Company Stock Option Plan”) was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009 and May 6, 2010. The Company Stock Option Plan was adopted to allow certain employees, directors, officers and consultants of the Company, as designated by the Board of Directors, to acquire shares directly from the Company.

The Company Stock Option Plan provides that each option granted under the Acasti Stock Option Plan will reduce by one and each option cancelled under the Acasti Stock Option Plan will increase by one the number of shares available for further issuance under the Company Stock Option Plan until the date on which the shares of Acasti qualify as “exchange-traded securities” under applicable securities legislation and subject to the prior approval of the TSX Venture Exchange, at which date the number of shares available under the Company Stock Option Plan will be increased by the number of options then granted under Acasti Stock Option Plan.

The Company Stock Option Plan is administered by the Board of Directors of the Company, which will determine, inter alia, the number of common shares covered by any stock option, and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Company Stock Option Plan.

As at the date of this annual report, options for up to 6,850,000 common shares of the Company may be granted by the Board of Directors under the Company Stock Option Plan. Not more than 5% of shares issued by the Company may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor relations services employee). In addition, the Company Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Company outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Company outstanding.

Options granted under the Company Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on no less than a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the common shares on the TSX Venture Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

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

The Board of Directors of the Company approved the amendment and restatement of the Company Stock Option Plan as of May 6, 2010. The amendment to the Company Stock Option Plan allows (i) the Company to grant Company’s stock options to certain employees, directors, officers and consultants of Acasti and NeuroBioPharm, or of any other subsidiary that the Company may have from time to time; and (ii) subject to the approval of the TSX Venture Exchange and the Company’s disinterested shareholders , reduced the limit of stock options the Board of Directors is allowed to grant under the Company Stock Option Plan from 20% down to a maximum of 15% of the common shares of the Company issued and outstanding on May 6, 2010.

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009.

The Acasti Stock Option Plan was adopted to ensure to Acasti and its shareholders the benefit from incentive participation through the holding of shares by directors, officers, employees and consultants of Acasti, as designated by the Board of Directors of Acasti.

The Acasti Stock Option Plan is administered by the Board of Directors of Acasti, which will determine, inter alia, the number of Class A shares covered by any stock option and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Acasti Stock Option Plan.

Options for Class A shares of Acasti representing up to 10% of the issued shares of Acasti held by public shareholders then outstanding may be granted by the Board of Directors under the Acasti Stock Option Plan, provided that at no time shall the number of Class A shares of Acasti issuable pursuant to the terms of the Acasti Stock Option Plan exceed an aggregate of 1,530,000 Class A shares.

The number of options granted to a consultant or a person the services of which are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of Acasti then outstanding. In addition, the Acasti Stock Option Plan, together with any other plan to be established by Acasti or any options already granted by Acasti, will not result, unless the requisite shareholder approval is obtained under applicable securities legislation, in (i) the number of securities, calculated on a fully diluted basis, reserved for issuance under options granted to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) a related person and the associates of the related person, exceeds 5% of the outstanding securities of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within 12 months to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) an insider , exceeds 5% of the outstanding securities of Acasti.

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

Options granted under the Acasti Stock Option Plan are non-transferable and may be exercised during the period determined by the Board of Directors, such period beginning at the earliest on the date of the grant of such options and ending at the latest ten years after such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company or death of the holder, except that they may be exercised for 60 days after termination of employment or the end of the business relationship (30 days for investor relations services employees) and for one year after the death of a holder.

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

The Acasti Stock Option Plan must be approved each year by disinterested shareholders of the Company at its annual general meeting. The disinterested shareholders of the Company will also be asked, at such meeting, to ratify the grants of options to purchase Class A shares of Acasti approved by the Board of Directors of Acasti over the preceding year under the Acasti Stock Option Plan.

Termination and Change of Control Benefits

The implementation of termination and change of control benefits for key officers is currently under discussion. As at February 28, 2010, there were no termination and change of control benefits applicable to the Named Executive Officers.

Performance Graph

On February 28, 2010, the closing price of the common shares of the Company on the TSX Venture Exchange was $2.07 per share. The following graph shows the cumulative return of a $100 investment in common shares of the Company, made on February 28, 2005 on the TSX Venture Exchange, compared with the total return of the S&P / CDNX Index for the period shown on this graph.

The Company’s trend in executive compensation was neutral during the fiscal year ended on February 28, 2010 despite the positive financial performance of the Company. Furthermore, the Company, aware of the international general economic climate, even if it has not been affected by it, did not award any bonuses or stock options during the fiscal year ended February 28, 2010, nor grant any salary raises during that period.

C.	Board Practices

The Board currently consists of five (5) directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. For details on members of the audit committee and compensation committee please refer to table in item 6A.

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

D.	Employees

As at February 28, 2010, Neptune, along with Acasti and NeuroBioPharm, had a total of 75 employees.

	Administration	Sales	R&D	Production	Total
February 2010	16	3	10	46	75
February 2009	10	4	10	46	75
May 2008	11	3	3	42	59

E.	Share Ownership

			Number of
			Securities
	Common Shares	Percentage of	Underlying
	Owned and	Common	Unexercised	Exercise
Name	Controlled	Shares Owned	Options (#)	Price	Expiry Date
Henri Harland	2,656,611	6.61%	150,000	1.50	July 13, 2013
			275,000	2.60	June 9, 2011
			150,000	1.00	January 19, 2011
Ronald Denis	185,000	*	25,000	1.50	July 13, 2013
			25,000	1.50	July 13, 2013
Michel Chartrand	30,000	*	25,000	2.50	August 21, 2011
			25,000	2.60	June 9, 2011
			25,000	1.50	July 13, 2013
Daniel Perry	133,333	*	25,000	2.50	August 21, 2011
			25,000	2.60	June 9, 2011
			25,000	2.50	July 14, 2012
Jean-Claude Debard			25,000	1.50	July 14, 2012
	0	*	25,000	2.50	July 13, 2013
André Godin	833,000	2.07%	100,000	1,50	July 13, 2010
			70,000	2.50	August 21, 2011
			100,000	2.60	June 9, 2011
			150,000	1.00	January 19, 2011
Tina Sampalis	655,750	1.63%	100,000	1.50	July 13, 2010
			70,000	2.50	August 21, 2011
			100,000	2.60	June 9, 2011
			150,000	1.00	January 19, 2011

* Denotes less than 1%

(1)	All prices are in Canadian Dollars
(2)	As at August 18, 2010

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As at May 18, 2010, to the best knowledge of the Company, other than the companies mentioned below, none of the directors or executive officers of the Company or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 5% or more of the voting rights attached to the Company’s common shares:

	Number of
Name and address of Shareholder	Common Shares held	% of Common Shares
Northern Rivers Capital Management Inc.
Royal Bank Plaza
North Tower, Suite 2000	7,188,065	18.29%
200 Bay Street, P.O. Box 66
Toronto, Ontario M5J 2J2
GFX Trust(1)
139, Place Ducharme	3,549,000	9.03%
Rosemère, Québec J7A 4H8
Henri Harland(2)
139, Place Ducharme	2,366,611	6.02%
Rosemère, Québec J7A 4H8

(1)	Mr. Henri Harland is one of four trustees in GFX Trust.
(2)

439,611 common shares of the Company are controlled by Mr. Henri Harland and 1,927,000 common shares of the Company are held by Gestion Harland Inc., a company controlled by Henri Harland, President, CEO and Director of the Company.

B.	Related Party Transactions

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the year ended February 28, 2010, total royalties paid or payable to this party amounted to $120,328 (year ended February 28, 2009 - $221,629), including royalties on the transfer of licenses to the subsidiaries of $137,000). As at February 28, 2010, the balance due to this shareholder under this agreement amounts to $175,177 (2009 - $221,629). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See our 2010 audited consolidated financial statements in Exhibit F-1.

Legal Proceedings

University of Sherbrooke

On August 23, 2004, university researchers filed an injunction against the Company and the University demanding cancellation of the purchase option of the intellectual property granted to the Company by the University.

In December 2008, a ruling was rendered against the Company. The judge determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set the purchase price for the intellectual property at $1,776,000, although it had been previously established at $275,000. Under the judgment, the Company had 45 days to exercise its option and it had to pay $275,000 immediately.

Following the December 2008 ruling, the Company appealed the ruling and requested an immediate stay of its execution. The Company did not agree with the findings of the ruling and believed that its own arguments were well founded.

In January 2010, the court of appeal ruled in favor of the Company, confirming in its ruling the Company’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interest of $36,000, for a total of $311,000. The court also confirmed that the Company had exercised its option in August 18, 2004 and rejected all royalty claims with the exception of $36,000 plus interest of $11,000, for a total of $47,000.

Schiff

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed, early in the third quarter, a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff to cease directly and indirectly using the Company trademark it was including NKO® and clinical support, Schiff continued to use the Company trademarks and claims, as it was seen on websites of multiple Schiff distributors.

Other

Also in 2009, Neptune filed a patent infringement lawsuit against Aker BioMarine ASA, Jedwards International, Inc. and Virgin Antartic LLC, in defence of its U.S. method of extraction of total lipids fractions from Krill.

In 2009, Valensa submitted a patent application and refused to add Neptune's name as co-owner of this patent. This was in breach of an agreement to file with Neptune for a joint patent protection. Furthermore, Valensa failed to submit its action plan and volume commitments on the agreed upon deadline. For those reasons, Neptune refused to send samples to Valensa until Valensa complies with the terms of the signed agreement. This led to Valensa unilaterally terminating the agreement.

Dividend Policy

The Company declared a dividend of $9,380 on its outstanding common shares on July 28, 2009, which was paid on August 15, 2009. The Company did not pay any other dividends on its outstanding common shares and does not anticipate that it will do so in the foreseeable future

B.	Significant Changes

There are no significant changes of financial conditions since the most recent audited financial statements included within this Annual Report. Interim financial statements for the period ended May 31, 2010 are incorporated by reference into this annual report.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

The annual high and low market prices for each of the following periods are as follows:

(a) Five most recent years

Fiscal year ended	TSX-V (CDN$)		NASDAQ (US$)
	High	Low	High	Low
February 28, 2010	2.74	0.79	2.52	0.58
February 28, 2009	3.45	0.37	2.76	0.28
May 31, 2008	7.14	2.76	6.09	2.76
May 31, 2007	8.48	2.30	-	-
May 31, 2006	4.00	0.19	-	-

(b) Financial quarters two recent years

Quarter ended	TSX-V (CDN$)		NASDAQ (US$)
	High	Low	High	Low
May 31, 2010	2.29	1.68	2.35	1.51
February 28, 2010	2.55	2.03	2.40	1.88
November 30, 2009	2.55	1.79	2.40	1.67
August 31, 2009	2.74	1.76	2.52	1.52
May 31, 2009	1.89	0.74	2.10	0.58
February 28, 2009	0.94	0.40	0.82	0.34
November 30, 2008	2.08	0.37	2.00	0.28
August 31, 2008	3.45	1.75	3.44	1.61

(c) Most recent six months

Period	TSX-V (CDN$)		NASDAQ (US$)
	High	Low	High	Low
July 2010	1.44	1.02	1.36	1.08
June 2010	1.85	1.20	1.72	1.14
May 2010	2.15	1.68	2.13	1.51
April 2010	2.29	2.02	2.35	2.01
March 2010	2.18	2.00	2.11	1.94
February 2010	2.16	2.04	2.07	1.92

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Action Necessary to Change Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such amendment would require the approval of holders of two-third of the shares cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such resolution amending our articles and, if the resolution is adopted and the Company implements such changes, demand payment of the faire value of its shares. These conditions are those required by law under the Company’s Act (Québec).

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

The Company adopted a Shareholder Rights Plan (SRP) on June 22, 2010. The Board of Directors of the Company determined that the establishment of a SRP was in the best interest of the Company's shareholders because it allows them to have more time to consider any significant takeover bid for the Company without undue pressure, it allows the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval of a majority of shareholders, which was obtained on June 22, 2010.

The SRP allows holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists of a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

Other than the SRP the Company has not entered into any material contract, other than those entered into in the normal course of business, within its most recently completed financial year, or before its most recently completed financial year, which is still in effect except for Technology License Agreement with Acasti Pharma Inc. on August 7, 2008 and Technology License Agreement with NeuroBioPharm Inc. on October 15, 2008.

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

There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to nonresident holders of the Company’s securities, other than withholding tax requirements. See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-Canadian who proposes to acquire common shares of the Company.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless the minister responsible for the Investment Act, on application of the non-Canadian acquiror, is satisfied or deemed to be satisfied that the investment is likely to be of net benefit to Canada.

The size and nature of a proposed transaction may render an investment reviewable. In general, an investment in the Company’s common shares by a non-Canadian that is a “WTO investor” (as that term is defined in the Investment Act and which term includes entities which are controlled by nationals of member states of the World Trade Organization), would be reviewable under the Investment Act if it is considered under the Investment Act to be an investment to acquire control of the Company and the value of the Company’s assets, as determined in accordance with the regulations promulgated under the Investment Act, was over Cdn. $312 million (in 2009) at the relevant time, which figure is subject to change annually pursuant to a GDP escalator). A lower review threshold would apply if the non-Canadian acquiror is not a “WTO investor” (in circumstances where the Company is not controlled by WTO investors other than a Canadian) or if the Company were viewed to carry on a cultural business.

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

Note that effective March 12, 2009, certain amendments were effected to the Investment Act that provide for changes to the aforementioned review threshold upon the coming into force of certain regulations under the Investment Act. Those regulations have not yet come into force but are anticipated to come into force in the near future. Generally speaking, the review threshold referred to above will be increased to $600 million of enterprise value (increasing over time). The phrase “enterprise value” will be defined in the regulations. In the case of acquisitions of control of public companies, enterprise value is expected to be based on adjusted market capitalization.

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

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation in taxable years beginning before January 1, 2011 if we are a “qualified foreign corporation” for U.S. federal income tax purposes and if certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined is satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the Canada-United States Income Tax Convention (1980) (the “Convention”) is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a foreign corporation that is a passive foreign investment company (“PFIC”) for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. As discussed below, we believe that we were not a PFIC for the taxable year ended February 28, 2010 and we do not expect to be a PFIC for the current taxable year ending February 28, 2011. Because this conclusion is a factual determination that is made annually and is subject to change, however, there can be no assurances that we will not be a PFIC for the current taxable year or any future taxable year. Distributions on the common shares should be eligible for the reduced rate of taxation described above as long as we are eligible for the benefits of the Convention and we are not a PFIC in the taxable year of such distribution or the prior taxable year.

Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder in accordance with such U.S. Holder’s regular method of accounting. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Based on the composition of our income and assets, we believe that we were not a PFIC for the taxable year ended February 28, 2010, and, based on the projected composition of our income and assets, we do not expect that we will be a PFIC for the current taxable year ending February 28, 2011. The determination of whether we were or will be a PFIC for any taxable year depends on the nature and composition of our income and assets throughout the taxable year and on the application of complex U.S. federal income tax rules which are subject to differing interpretations. In addition, this determination is a factual determination that is made at the close of the taxable year and is subject to change. Accordingly, there can be no assurance at this time that we will not be a PFIC for the current taxable year or any future taxable year. Each U.S. Holder should consult its own tax advisors regarding our potential classification as a PFIC during any taxable year during which the U.S. Holder holds common shares and the U.S. federal income tax consequences to such U.S. Holder.

If we were to become a PFIC, any gain recognized by a U.S. Holder on the sale or other taxable disposition of common shares, and any “excess distribution” received on the common shares, generally would be rateably allocated to each day in the U.S. Holder’s holding period for the common shares. Excess distributions are amounts received by a U.S. Holder with respect to its common shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the common shares before the current taxable year. The amount of any such gain or excess distribution allocated to prior years of the U.S. Holder’s holding period for the common shares generally would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A U.S. Holder would be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

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

Information Reporting and Backup Withholding

In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales of common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The Company’s registration statement on Form 20-F and its annual and periodic reports filed with the U.S. Securities and Exchange Commission (the “Commission”) may be inspected and copied at the Commission’s public reference facilities in Room 5080, 100 F Street, N.E., Washington, D.C., 20549 and at the regional offices of the Commission, or obtained by mail from the Commission at prescribed rates. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. Reports furnished by the Company to the Commission since June 8, 2007 are also maintained electronically on the Commission’s website, www.sec.gov, and the Company’s Canadian filings are available at www.sedar.com.

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

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2010, the Company had twenty trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers represent 56% (two customers represented 41% as at February 28, 2009) of total trade accounts included in accounts receivable.

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

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

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

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances as at February 28, 2010 was as follows:

Current	$ 2,071,825
Past due 0-30 days	415,693
Past due 31-120 days	187,130
Past due 121-180 days	649,827
Trade receivables	3,324,475
Less allowance for doubtful accounts	(383,597)
$ 2,940,878

2.	Foreign exchange risk:

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

Approximately 89% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at February 28, 2010:

CAD	US$	EURO
Cash	$1,013,044	$283,185
Accounts receivable	3,104,792	219,718
Accounts payable and accrued liabilities	(429,894)	(170,826)
Advance payments	–	(593,051)
	$3,687,942	$(260,974)

The following exchange rates applied during the year ended February 28, 2010:

		Reporting
	Average rate	date rate

US$ per CAD	1.1107	1.0525
EURO per CAD	1.5616	1.4377

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have respectively decreased (increased) the net loss as follows, assuming that all other variables remained constant:

	US$	EURO

Decrease (increase) in net loss	$184,397	$(13,049)

An assumed 5% weakening of the foreign currency during the year ended February 28, 2010 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

3.	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan - operating line of credit	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate
Convertible debentures	Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2010 would have decreased net earnings by $27,399, with an equal opposite effect for an assumed 0.5% decrease.

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

The fair value of obligations under capital leases, of the refundable contributions obtained under a federal grant program and of the government grant receivable, is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

The fair value of the liability component of convertible debentures, including accrued interest, was determined to be $532,165, compared to the carrying amount of $467,864.

The following table summarizes financial assets and liabilities fair value on a recurring basis:

		Fair value measurements at reporting date using:
		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	February 28,	identical assets	inputs	inputs
	2010	(level 1)	(level 2)	(level 3)
Cash and cash equivalents	$1,093,194	$1,093,194	$–	$–
Short-term investments	1,001,011	–	1,001,011	–
Foreign currency forwards	5,528	–	5,528	–

5.	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21 to our audited consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease as at February 28, 2010:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years
Accounts payable and accrued liabilities	$2,241	$2,241	$–	$–	$–

Contractual obligations:
Long-term debt	5,780	967	1,920	1,868	1,025
Loans guaranteed by investments in lease contracts (i)	74	47	27	–	–
Research and development contract	1,062	1,062	–	–	–
Other lease contracts	727	245	345	137	–
	$9,884	$4,562	$2,292	$2,005	$1,025

(i) Including interest costs
In addition, approximately $593,051 of advance payments at February 28, 2010 may be refundable in the next year if the Company fails to meet certain development milestones.

An option totaling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation. See note 23 to the 2010 audited consolidated financial statements.

6.	Short-term investments:

As at February 28, 2010, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have a weighted-average maturity date of November 30, 2010 and weighted-average interest rate of 0.41%, and are cashable at any time at the discretion of the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Effectiveness of disclosure procedures and controls

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2010, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared

Internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

Disclosure Controls and Procedures

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2010, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

Attestation Report

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the period ended February 28, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109 and as required by paragraph (d) of Rules 13a-15 or 15d-15 under the Exchange Act of 1934, as amended. They individually concluded that there was no change during the year ended February 28, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

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

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to KPMG LLP fees in each of the years ended February 28, 2009 and 2010 for professional services:

Fees(4)	2010	2009
Audit Fees[1]	$ 153,000	$ 135,000
Audit-Related Fees[2]	50,446	30,000
Tax Fees[3]	18,800	14,200
All Other Fees	-	-
Total	222,246	179,200

[1]	Audit fees comprise professional services for the audit of our annual financial statements and services normally provided in connection with our statutory and regulatory filings.
[2]	Audit-Related fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions.
[3]	Tax fees comprise amounts paid for tax compliance and advisory services.
[4]	Audit fees, Audit related fees and Tax fees are presented on a consolidated basis, therefore they include fees related to Neptune’s subsidiary Acasti Pharma Inc.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors. During the period ended February 28, 2010, all of the services described above under “Principle Accountant Fees and Services” under the captions “Audit Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee.

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

Since the beginning of fiscal year ended February 28, 2010, the Board of Directors has held 8 meetings, of which 4 were by telephone. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance	Telephone Meeting Attendance
Henri Harland	5/5	-

Ronald Denis	5/5	-
Michel Chartrand	5/5	-
Daniel Perry	-	5/5
Jean-Claude Debard	-	3/3

2.	Board Mandate

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

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer’s objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer’s presentation of the Company’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer’s objectives for the Company on an annual basis

4.	Orientation and Continuing Education

	(a)	Measures the Board takes to orient new directors

The Company provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Company’s business.

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

The Auditor’s Report and 2010 Audited Consolidated Financial Statements for the Company are attached hereto as Exhibit F-1 and are incorporated herein by reference. Such Financial Statements have been prepared on the basis of Canadian GAAP. A reconciliation to United States GAAP appears in note [26] thereto.

ITEM 18:	FINANCIAL STATEMENTS

Not applicable.

ITEM 19:	EXHIBITS

The following are filed as exhibits to this annual report.

(a) Exhibits

Exhibit Number	Description of Exhibit
F-1*	Consolidated Financial Statements for the year ended February 28, 2010, the nine-month period ended February 28, 2009 and the year ended May 31, 2008.
1.1

Articles of Incorporation and Bylaws (translation) (incorporated by reference to Exhibit 1.1 to the Company’s amended annual transition report on Form 20-F, filed with the Commission on September 18, 2009 (File No. 001-33526)).

4.1

Technology License Agreement, dated August 7, 2008, between the Company and Acasti Pharma Inc. (confidential treatment requested) (incorporated by reference to Exhibit 4.1 to the Company’s amended annual transition report on Form 20-F, filed with the Commission on November 23, 2009 (File No. 001-33526)).**

4.2

Technology License Agreement, dated October 15, 2008, between the Company and NeuroBioPharm Inc. (confidential treatment requested) (incorporated by reference to Exhibit 4.2 to the Company’s amended annual transition report on Form 20-F, filed with the Commission on November 23, 2009 (File No. 001-33526)).**

7.1*	Calculation of Financial Ratios.
8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s annual transition report on Form 20-F, filed with the Commission on August 31, 2009 (File No. 001- 33526)).
10.1	Shareholder Rights Plan Agreement (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 6-K, furnished to the Commission on June 22, 2010 (File No. 001-33526)).
11.1

Code of Business Conduct and Ethics for Directors, Officers and Employees (incorporated by reference to Exhibit 11.1 to the Company’s annual transition report on Form 20-F, filed with the Commission on August 31, 2009 (File No. 001-33526)).

12.1*	Certification of the Chief Executive Officer required by 17 CFR 240.15d-14(a).
12.2*	Certification of the Chief Financial Officer required by 17 CFR 240.15d-14(a).
13.1*	Certification of the Chief Executive Officer required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
13.2*	Certification of the Chief Financial Officer required by 17 CFR 240.15d-14(b) and 18 U.S.C. Section 1350.
15.1

Interim Consolidated Financial Statements (unaudited) for three month periods ended May 31, 2010 and 2009 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 6-K, furnished to the Commission on July 15, 2010 (File No. 001-33526)).

15.2

Management’s Discussion and Analysis for three month period ended May 31, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s current report on Form 6-K, furnished to the Commission on July 15, 2010 (File No. 001-33526)).

*	filed herewith
**	Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Dated August 31, 2010	/s/ Henri Harland
Name: Henri Harland
Title: President and Chief Executive Officer

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors:

We have audited the accompanying consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at February 28, 2010 and 2009, and the related consolidated statements of earnings and comprehensive loss, shareholders’ equity and cash flows for the year ended February 28, 2010, the nine-month period ended February 28, 2009 and the year ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009, and the results of its operations and its cash flows for the year ended February 28, 2010, the nine-month period ended February 28, 2009 and the year ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada

August 30, 2010

*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements
Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Balance Sheets

February 28, 2010 and 2009

	2010	2009
		(Recast -
		note 2 (a))

Assets

Current assets:
Cash	$1,093,194	$835,772
Short-term investments (note 22 (f))	1,001,011	3,318,254
Accounts receivable (note 10)	3,290,654	5,007,430
Tax credits receivable	664,131	726,510
Inventories (note 11)	2,645,752	1,773,563
Prepaid expenses	99,859	274,522
	8,794,601	11,936,051
Government grant receivable (note 12)	150,000	–
Property, plant and equipment (note 13)	7,398,231	5,022,640
Intangible assets (note 14)	1,223,309	1,195,365

	$17,566,141	$18,154,056

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 5)	$175,177	$221,629
Others	2,241,236	2,319,798
Advance payments (note 4)	878,814	879,469
Current portion of long-term debt (note 16)	1,002,337	578,989
	4,297,564	3,999,885
Convertible debentures (note 15)	467,864	2,166,383
Long-term debt (note 16)	4,805,024	2,985,525
	9,570,452	9,151,793
Shareholders' equity:
Capital stock and warrants (note 17)	25,530,162	25,233,271
Contributed surplus and subsidiary call-options	9,278,767	9,047,034
Deficit	(26,813,240)	(25,278,042)
	7,995,689	9,002,263
Commitments and contingencies (note 23)
Subsequent events (note 26)

	$17,566,141	$18,154,056

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

	2010	2009	2008
	(12 months)	(9 months)	(12 months)
		(Recast -	(Recast -
		note 2 (a))	note 2 (a))

Revenue from sales and research contracts	$12,664,462	$8,589,272	$10,263,825

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	11,156,493	6,908,496	8,858,429
Research and development expenses (note 6)	2,743,519	1,276,962	484,524
Financial expenses (note 7)	678,396	519,534	468,426
Amortization (note 8)	768,319	531,142	590,995
Stock-based compensation	484,606	2,171,668	4,491,371
	15,831,333	11,407,802	14,893,745

Loss before undernoted items	(3,166,871)	(2,818,530)	(4,629,920)

Interest income	45,478	61,337	99,124
Foreign exchange (loss) gain	(635,735)	1,000,347	(248,548)
Royalties paid in retractable shares (note 5)	–	(137,000)	–
Gain on dilution (note 8 (b))	2,221,930	9,231	–

Net loss and comprehensive loss	$(1,535,198)	$(1,884,615)	$(4,779,344)

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.13)

Weighted average number of shares outstanding	37,913,163	37,622,735	37,105,672

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	surplus	Deficit	Total

			(note 17 (b))		(note 17 (c))

Balance, February 28, 2009, as previously reported	37,683,422	$24,953,096	1,100,000	$280,175	21,695,533	$–	$9,047,034	$(25,131,127)	$9,149,178
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(146,915)	(146,915)

Balance, February 28, 2009, as recast	37,683,422	24,953,096	1,100,000	280,175	21,695,533	–	9,047,034	(25,278,042)	9,002,263

Conversion of convertible debentures (note 15)	73,198	72,485	36,598	20,506	9,455,867	163,006	(365,510)	–	(109,513)
Stock-based compensation	–	–	–	–	(1,040,000)	–	484,606	–	484,606

Exercise of stock options
Cash	448,125	116,031	–	–	–	–	–	–	116,031
Ascribed value	–	50,369	–	–	–	–	(50,369)	–	–
Exercise of warrants	30,000	45,141	(30,000)	(7,641)	(203,391)	–	–	–	37,500
Net loss	–	–	–	–	–	–	–	(1,535,198)	(1,535,198)

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689

Balance, May 31, 2008, as previously reported	37,481,797	$24,839,769	31,618	$62,825	–	$–	$6,425,114	$(23,233,037)	$8,094,671

Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(151,010)	(151,010)

Balance, May 31, 2008, as recast	37,481,797	24,839,769	31,618	62,825	–	–	6,425,114	(23,384,047)	7,943,661

Dividend and exchange of notes for subsidiary shares and warrants (note 18 (b))	–	–	–	–	9,230,533	–	–	(9,380)	(9,380)

Royalty (note 5)	–	–	–	–	190,000	–	–	–	–
Expiry of warrants	–	–	(31,618)	(62,825)	–	–	62,825	–	–
Issuance of convertible debentures, warrants and call-options	–	–	1,100,000	280,175	1,100,000	–	445,940	–	726,115
Stock-based compensation	–	–	–	–	11,175,000	–	2,171,668	–	2,171,668
Exercise of stock options:
Cash	201,625	54,814	–	–	–	–	–	–	54,814
Ascribed value	–	58,513	–	–	–	–	(58,513)	–	–
Net loss	–	–	–	–	–	–	–	(1,884,615)	(1,884,615)

Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,175	21,695,533	$–	$9,047,034	$(25,278,042)	$9,002,263

Balance, May 31, 2007, as previously reported	36,729,547	$23,119,647	31,618	$62,825	–	$–	$2,974,533	$(18,448,233)	$7,708,772
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(156,470)	(156,470)

Balance, May 31, 2007, as recast	36,729,547	23,119,647	31,618	62,825	–	–	2,974,533	(18,604,703)	7,552,302
Stock-based compensation	–	–	–	–	–	–	4,491,371	–	4,491,371
Exercise of stock options:
Cash	752,250	679,332	–	–	–	–	–	–	679,332
Ascribed value	–	1,040,790	–	–	–	–	(1,040,790)	–	–
Net loss	–	–	–	–	–	–	–	(4,779,344)	(4,779,344)

Balance, May 31, 2008	37,481,797	$24,839,769	31,618	$62,825	–	$–	$6,425,114	$(23,384,047)	$7,943,661

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

	2010	2009	2008

	(12 months)	(9 months)	(12 months)
		(Recast -	(Recast -
		note 2 (a))	note 2 (a))

Cash flows from operating activities:
Net loss	$(1,535,198)	$(1,884,615)	$(4,779,344)
Non-cash items:
Amortization of property, plant and equipment	719,666	400,273	581,394
Amortization of intangible assets	48,653	6,480	9,601
Amortization of other assets	–	124,389	–
Stock-based compensation	484,606	2,171,668	4,491,371
Accretion of the liability component of the convertible debentures (note 15)	158,906	86,307	–
Accrued interest on convertible debentures (note 15)	173,636	86,191	–
Gain on dilution	(2,221,930)	(9,231)	–
Unrealized foreign exchange (gain) loss on advance payments	(85,550)	31,000	55,050
Foreign exchange loss (gain) on cash and short-term investments	369,653	(192,509)	18,234
Net change in operating assets and liabilities (note 9)	1,380,927	(1,214,885)	(749,196)

	(506,631)	(394,932)	(372,890)

Cash flows from investing activities:
Additions to property, plant and equipment	(3,580,536)	(904,375)	(188,647)
Additions to intangible assets	(76,597)	(254,197)	(553,099)
Maturity (purchases) of short-term investments	2,317,243	(1,104,689)	558,709
Increase in other assets	–	(28,412)	–

	(1,339,890)	(2,291,673)	(183,037)

Cash flows from financing activities:
Decrease in bank loan	–	–	(210,000)
Increase in long-term debt	2,999,999	3,453,296	77,609
Repayment of long-term debt	(761,290)	(3,396,823)	(929,663)
Convertible debenture issue (note 15)	–	2,750,000	–
Financial expenses on the issuance of debenture (note 15)	–	(30,000)	–
Exercise of subsidiary warrants	81,356	–	–
Issue of share capital on exercise of warrants	37,500	–	–
Issue of share capital on exercise of options	116,031	54,814	679,332
Settlement of notes payable (note 18)	–	(149)	–
Advance payments	–	–	818,210

	2,473,596	2,831,138	435,488

Foreign exchange (loss) gain on cash held in foreign currencies	(369,653)	145,643	6,681

Net increase (decrease) in cash	257,422	290,176	(113,758)

Cash, beginning of period	835,772	545,596	659,354

Cash, end of period	$1,093,194	$835,772	$545,596

Supplemental cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

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

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtract™. The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company's profitability in the future relies on various factors, such as: successful completion of its clinical studies, obtaining product regulatory approval from health authorities and the ability of the Company to commercialize and market its products with success.

2.	Changes to accounting policies:

(a)	New accounting policies adopted in 2010:

On March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (''CICA'').

Goodwill and Intangible Assets:

The CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2007, June 1, 2008 and March 1, 2009, by $156,470, $151,010 and $146,915, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2009 and 2008 is not significant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

2.	Changes to accounting policies (continued):

(a)	New accounting policies adopted in 2010 (continued):

Financial Instruments:

Effective September 1, 2009, the Company has adopted an amendment to CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the consolidated statement of cash flows for the nine-month period ended February 28, 2009 and the year ended May 31, 2008 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, for the nine-month period ended February 28, 2009, cash flows from operating activities (foreign exchange gain (loss) on cash and short-term investments) decreased by $192,509, cash flows from investing activities (maturity (purchases) of short-term investments) increased by $46,866 and the foreign exchange gain (loss) on cash held in foreign currencies was added, in the amount of $145,643. For the year ended May 31, 2008, cash flows from operating activities (foreign exchange gain (loss) on cash and short-term investments) increased by $18,234, cash flows from investing activities (maturity (purchases) of short-term investments) decreased by $24,915 and the foreign exchange gain (loss) on cash held in foreign currencies was added, in the amount of $6,681.

(b)	New accounting policies adopted in 2009:

Effective June 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation.

CICA Handbook Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. See note 21.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

2.	Changes to accounting policies (continued):

(b)	New accounting policies adopted in 2009 (continued):

CICA Handbook Section 3862, Financial Instruments - Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments - Presentation, establishes standards for the disclosure and presentation of the financial instruments and non-financial derivatives. See note 22.

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

Business Combinations:

CICA Handbook Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

2.	Changes to accounting policies (continued):

(c)	Future accounting changes (continued):

Consolidated Financial Statements:

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non- Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections are equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not anticipate that it will ever adopt these new Sections because they become effective only when the Company is expecting to adopt the International Financial Reporting Standards ("IFRS").

International Financial Reporting Standards:

In February 2008, Canadian Accounting Standard’s Board ("AcSB") confirmed that Canadian generally accepted accounting principles ("GAAP"), as used by publicly accountable enterprises, would be replaced by IFRS, as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant accounting policies are described below:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, Acasti Pharma Inc., NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

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

Payments received under partnerships agreements may include upfront payments and milestone payments, which require the Company’s ongoing involvement. Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectibility is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated balance sheet.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

(c)	Revenue recognition (continued):

Interest income on investments is recognized using the effective interest method.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity.

(e)	Short-term investments:

Short-term investments consist of investments with maturities of less than one year.

(f)	Inventories:

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

The Company provides for obsolete products based on turnover. As at February 28, 2010 and 2009, turnover of the Company's principal product, Neptune Krill Oil - NKO® is such that no provision for obsolescence is required.

(g)	Tax credits and government grants:

Tax credits and government grants are accounted for using the cost reduction method. Under this method, tax credits and government grants related to eligible expenses or property, plant and equipment are accounted for as a reduction of related costs in the year during which the expenses or costs are incurred as long as there is reasonable assurance of their realization.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

(h)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less related tax credits and government assistance. Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods, rates and periods:

Property, plant and equipment	Method	Rate/period

Plant	Straight-line	40 years
Processing equipment	Straight-line	10 years
Laboratory equipment	Straight-line	5 years
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Computer equipment	Straight-line	3 to 4 years
Software	Straight-line	2 years

(i)	Research and development expenses:

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. During 2010, expenses of $11,324 (2009 - $43,218, 2008 - $296,527) have been deferred and presented as intangible assets. The costs are mainly related to the deodorisation of Neptune Krill Oil - NKO® as part of partnership and collaboration agreements. No amortization has been recorded as at February 28, 2010 for those costs since commercial production or use of the product or process has not begun.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

(j)	Intangible assets:

Intangible assets consist of patents, trademarks and license rights. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks and licenses are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at a minimal cost.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

(l)	Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the period.

(m)	Foreign currency forwards:

The Company enters into foreign currency forward contracts to protect itself against foreign exchange rate fluctuations. The Company does not hold or use derivative instruments for speculative purposes. In addition, the Company does not use hedge accounting; accordingly, the foreign currency forward contracts are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the period.

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

The dilutive effect of the convertible debentures is reflected in diluted earnings per share by application of the ''if-converted'' method, if dilutive. Under the if-converted method, convertible debentures are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Warrants, stock options and convertible debentures described in notes 15, 17 and 19 were not included in the calculation of diluted earnings per share in 2010, 2009 and 2008 because the Company sustained losses and their inclusion would be anti-dilutive. All outstanding warrants, stock options and convertible debentures could have an effect on the calculation in the future.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

(o)	Financial instruments:

Financial instruments are initially recognized at fair value and classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instrument classified as held-for-trading. For other financial instruments, transaction costs are presented as a reduction of the underlying financial instruments and expensed using the effective interest rate method. Financial assets and financial liabilities held for trading are measured at fair value with changes recognized in income. Available-for- sale financial assets are measured at fair value with changes recorded in comprehensive income. Financial assets held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost.

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading financial assets. The Company has also classified its receivables and other receivables as loans and receivables, and all other financial liabilities as other financial liabilities, and they are measured at amortized cost.

Financial instruments that comprise a liability component and equity components are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual agreement.

(p)	Stock-based compensation:

The Company has stock-based compensation plans which are described in note 19. The Company accounts for stock options granted to employees and non-employees based on the fair value method using the Black-Scholes model. For stock options granted to non- employees, the Company measures the cost using either the fair value of the equity instruments granted or the fair value of the goods or services rendered, whichever is more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period, with a corresponding increase in contributed surplus. The Company does not estimate forfeitures as of the grant date and accounts for their impact on expense as they occur.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

3.	Significant accounting policies (continued):

(q)	Income taxes:

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

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. 62.5% of the amount of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, as at February 28, 2010, the Company recorded a receivable for €100,000 which was conditional to the Company receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under the agreement. The amount, $862,620, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At February 28, 2010, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the year ended February 28, 2010, revenues of $58,875 were recognized in consolidated earnings on the basis of percentage of completion of the clinical study. As of February 28, 2010, the difference between the payments received of $199,860 and revenues recognized to that date amounts to $16,194, and it is included in ''advance payments'' in the consolidated balance sheet.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

5.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the year ended February 28, 2010, total royalties included in operating expenses amounted to $120,328 (nine-month period ended February 28, 2009 - $221,629, including royalties on the transfer of licenses to the subsidiaries of $137,000 as described below; year ended May 31, 2008 - $102,638). As at February 28, 2010, the balance due to this company under this agreement amounts to $175,177 (2009 - $221,629). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

During the nine-month period ended February 28, 2009, the Company issued worldwide licenses to its subsidiaries, Acasti Pharma and NeuroBioPharm, in consideration of shares and warrants of these subsidiaries. The Company recorded the value of the following shares and warrants of its subsidiaries as payments of the royalties due to the company controlled by an officer and director on the transactions. These shares were valued at $137,000 and no value was attributed to the warrants:

Acasti Pharma	NeuroBioPharm

50,000 Class B shares	50,000 Class B shares
260,000 Class C shares	350,000 Class C shares
60,000 Series 4 warrants	70,000 Series 4 warrants
30,000 Series 5 warrants	30,000 Series 5 warrants

Since the Class B and Class C shares of Acasti Pharma and NeuroBioPharm are redeemable at the option of the holder, the amount of $137,000 was recorded in current liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

6.	Research and development expenses:

The costs encountered for research and development projects in process are:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Salaries and employee benefits	$1,725,876		$558,372		$732,323
Subcontracting	892,906		1,154,139		49,629
General and study expenses	380,049		–		5,538
Travel expenses	61,185		26,158		11,954
	3,060,016		1,738,669		799,444

Tax credits	(316,497)		(461,707)		(314,920)

	$2,743,519		$1,276,962		$484,524

Research tax credits recorded by the Company are subject to audit by the tax authorities; accordingly, amounts granted may differ from those recorded.

7.	Financial expenses:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Bank charges and changes in fair value of forward contracts	$74,133		$122,648		$31,158
Interest - operating line of credit	11,856		12,314		3,113
Interest - long-term debt and convertible debentures	592,407		384,572		434,155

	$678,396		$519,534		$468,426

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

8.	Information included in the consolidated statement of earnings:

(a)	Amortization:

	2010	2009	2008
	(12 months)	(9 months)	(12 months)
		(Recast -	(Recast -
		note 2 (a))	note 2 (a))

Property, plant and equipment	$719,666	$400,273	$581,394
Intangible assets	48,653	6,480	9,601
Other assets	–	124,389	–

	$768,319	$531,142	$590,995

Amortization of property, plant and equipment includes amortization of asset under capital lease of $37,325 (nine-month period ended February 28, 2009 - $34,925; 2008 - $43,609).

(b)	Gain on dilution:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Settlement of notes payable through issuance of Acasti shares and warrants (note 18 (b))	$–		$9,231		$–
Conversion into Acasti units (note 15)	2,140,574		–		–
Exercise of Acasti warrants (note 18 (e))	81,356		–		–

	$2,221,930		$9,231		$–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

9.	Supplemental cash flow disclosures:

(a)	Net changes in operating assets and liabilities are detailed as follows:

	2010		2009	2008
	(12 months	)	(9 months )	(12 months )

Accounts receivable	$1,766,776		$(480,143)	$(1,459,906)
Tax credits receivable	62,379		(461,707)	(163,945)
Inventories	(872,189)		(390,387)	732,476
Prepaid expenses	174,663		(49,644)	(171,839)
Accounts payable and accrued liabilities	164,403		191,787	314,018
Advance payments	84,895		(24,791)	–

	$1,380,927		$(1,214,885)	$(749,196)

(b)	Non-cash transactions:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$208,286		$497,703		$29,260
Government grant affected to property, plant and equipment included in government grant receivable	200,000		–		–
Property, plant and equipment acquired by way of capital leases	4,138		–		140,199
Dividend payable through issuance of notes payable	–		9,380		–
Conversion of convertible debentures and accrued interest into shareholders' equity and non-controlling interest	2,031,062		–		–
Increase of other assets in accounts payable and accrued liabilities	–		–		95,977

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

9.	Supplemental cash flow disclosures (continued):

(c)	Other:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Interest paid	$260,539		$399,559		$420,644

10.	Accounts receivable:

	2010	2009

Trade accounts	$2,940,878	$4,696,534
Sales taxes	230,740	218,919
Current portion of government grant receivable (note 12)	50,000	–
Other	69,036	91,977

	$3,290,654	$5,007,430

11.	Inventories:

	2010	2009

Raw materials	$1,760,912	$925,664
Work in process	735,357	186,535
Finished goods	149,483	661,364

	$2,645,752	$1,773,563

During the year ended February 28, 2010, $6,276,403 (nine-month period ended February 28, 2009 - $3,862,482) of inventories were recognized as cost of sales.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

12.	Government grant receivable:

In 2010, the Company entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion. The amount is to be received in annual equal installments of $50,000. The Company will receive the first portion of $50,000 in the year ended February 28, 2011.

	2010	2009
Government grant receivable	$200,000	$–
Less current portion (note 10)	(50,000)	–
	$150,000	$–

13.	Property, plant and equipment:

			2010

		Accumulated	Net book
	Cost	amortization	value

Land	$40,540	$–	$40,540
Plant	4,005,557	500,708	3,504,849
Processing equipment	5,947,906	2,622,560	3,325,346
Laboratory equipment	596,943	446,737	150,206
Furniture and fixtures	116,573	91,509	25,064
Office equipment	111,287	75,037	36,250
Computer equipment and software	106,976	45,006	61,970
Computer equipment - project in progress	179,750	–	179,750

	11,105,532	3,781,557	7,323,975

Assets under capital leases:
Processing equipment	48,560	26,205	22,355
Office equipment	47,889	28,507	19,382
Computer equipment	90,069	57,550	32,519

	186,518	112,262	74,256

	$11,292,050	$3,893,819	$7,398,231

During the year, fully amortized property, plant and equipment with a cost of $39,367 have been written off.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

13.	Property, plant and equipment (continued):

			2009

		Accumulated	Net book
	Cost	amortization	value

Land	$40,540	$–	$40,540
Plant	1,960,212	422,862	1,537,350
Processing equipment	3,781,175	2,106,872	1,674,303
Laboratory equipment	493,514	400,745	92,769
Furniture and fixtures	116,573	85,160	31,413
Office equipment	93,745	63,320	30,425
Computer equipment and software	42,593	20,257	22,336
Plant - project in progress	1,325,969	–	1,325,969
Computer equipment - project in progress	150,895	–	150,895
	8,005,216	3,099,216	4,906,000

Assets under capital leases:
Processing equipment	48,560	21,349	27,211
Office equipment	47,890	23,662	24,228
Computer equipment	134,494	69,293	65,201
	230,944	114,304	116,640

	$8,236,160	$3,213,520	$5,022,640

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

14.	Intangible assets:

			2010

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$652,347	$73,047	$579,300
Development costs	351,068	–	351,068
	1,003,415	73,047	930,368

Unamortized intangible assets:
Licenses	182,334	–	182,334
Trademarks	110,607	–	110,607
	292,941	–	292,941

	$1,296,356	$73,047	$1,223,309

			2009
			(Recast -
			note 2 (a))

		Accumulated	Net book
	Cost	amortization	value

Amortized intangible assets:
Patents	$611,803	$24,394	$587,409
Development costs	339,745	–	339,745
	951,548	24,394	927,154

Unamortized intangible assets:
Licenses	159,970	–	159,970
Trademarks	108,241	–	108,241
	268,211	–	268,211

	$1,219,759	$24,394	$1,195,365

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Convertible debentures:

		Accrued
	Debentures	interest	Total

Aggregate principal amount of convertible debentures at issuance	$2,750,000	$–	$2,750,000
Financial expenses on the issuance of debentures	(30,000)	–	(30,000)
Equity component of convertible debentures	(445,940)	–	(445,940)
Debenture Warrants	(280,175)	–	(280,175)
Accrued interest	–	86,191	86,191
Accretion of the liability component	86,307	–	86,307

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	2,080,192	86,191	2,166,383

Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)

Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	$414,478	$53,386	$467,864

On October 9, 2008, the Company completed a financing transaction where an aggregate number of 2,750 units of convertible debenture with a nominal amount of $1,000 per unit were issued. Concurrently with the issuance of the convertible debenture units the Company issued 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing (the "Debenture Call-Options"), until April 30, 2010 and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010 (the "Debenture Warrants"). The Company can require the exercise of the Debenture Warrants if the market price of the shares reaches $3.75 for three consecutive days. The consideration received by the Company for the convertible debenture, the Debenture Call-Options and the Debenture Warrants amounted to $2,750,000.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Convertible debentures (continued):

The debentures bear interest at 8%, payable annually in cash or in kind at the Company’s option and are further convertible at the holder’s option into Neptune or Acasti units (as defined below). The debentures mature on October 9, 2011, at which time the Company may either reimburse the amount owed (principal and interest) in cash, or issue shares for the principal amount plus interest and a 15% premium. The shares will be issued at market price, subject to a minimum purchase price of $1.25 per common share.

Conversion option in Neptune units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company (the "Conversion Warrant"). Each Conversion Warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

Conversion option in Acasti units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma (the "Conversion Call-Options)". The base price (the ''Base Price'') for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

Exercise price
of Conversion
Date of conversion	Conversion price	Call-Options

Before November 30, 2009	Base Price	Base Price plus $0.25
December 1, 2009 to May 31, 2010	Base Price plus $0.25	Base Price plus $0.75
June 1 to November 30, 2010	Base Price plus $0.75	Base Price plus $1.25

The Conversion Call-Options expire after a period of twelve months from the date of issuance.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Convertible debentures (continued):

Under Canadian GAAP, convertible debentures composed of a debt instrument and various equity components are recorded as compound financial instruments and are presented as liability or equity components in accordance with the substance of the contractual agreement. At the date of their issuance, the Company allocated the consideration received of $2,750,000 between the instruments issued; being the convertible debentures and their conversion options, the Debenture Warrants and the Debenture Call-Options, using the relative fair value method.

The fair value of each component along with their allocated value is as follows:

		Relative
	Fair value	fair value	Valuation

1,100,000 Debenture Warrants	$340,485	$280,175	Binomial
1,100,000 Debenture Call-Options	–	–	Black-Scholes
Equity component	541,933	445,940	Binomial and trinomial
Debentures	2,459,545	2,023,885	Discount rate

	$3,341,963	$2,750,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Convertible debentures (continued):

The assumptions used to determine the fair value of each component are presented below:

(a) Debenture Warrants:
Fair value of common shares	$1.03
Risk-free interest rate	2.14%
Estimated life	1.5 year
Expected volatility	79%
Exercise price	$1.25

(b) Debenture Call-Options:
Fair value of Class A shares	$0.02
Risk-free interest rate	1.93%
Estimated life	1.5 year
Expected volatility	75%
Exercise price	$0.25

(c) Equity component:
Fair value of common shares	1.03
Risk-free interest rate	2.16%
Estimated life	2.2 years
Expected volatility	83%
Exercise price	$1.25 - $3.75

(d) Debentures:
Use of a discount rate of 12.43%

The fair value of the equity component relates to the higher of the fair value of the Neptune units conversion option and the fair value of the Acasti units conversion option attached to the convertible debenture. The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7% .

(i)	Conversions into Neptune units:

During the year ended February 28, 2010, convertible debentures of a nominal amount of $88,000 plus $6,126 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Convertible debentures (continued):

(i)	Conversions into Neptune units (continued):

A total of 73,198 units have been issued corresponding to 73,198 common shares and 36,598 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and contributed surplus by $78,720 and by $14,271, respectively, and increased the capital stock and warrants by a total of $92,991. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued of $20,506 was determined by using a binomial method with the following assumptions:

Fair value of common shares	$2.05 to $2.25
Risk-free interest rate	1.03% to 1.40%
Estimated life	1.7 to 2 years
Expected volatility	84%
Exercise price	$2.05 to $2.25

(ii)	Conversion into Acasti units:

On November 30, 2009, holders of debentures having a nominal value of $2,166,000 exercised their right to convert into Acasti units. The Company also decided to settle the related accrued interest of $196,889 by delivering Acasti units. As a result, 9,455,867 Acasti Class A shares held by the Company and as many Conversion Call-Options, were delivered to the debenture holders.

The Company valued the Conversion Call-Options by (i) estimating the fair value of Acasti subsidiary and (ii) using a binomial method with the following additional assumptions:

Fair value of Class A shares	$0.47
Risk-free interest rate	1.41%
Estimated life	1 year
Expected volatility	25%
Exercise price	$0.50

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

15.	Convertible debentures (continued):

(ii)	Conversion into Acasti units (continued):

As a result of the valuation, the fair value of the Conversion Call-Options was determined to be $338,432 while the fair value of the Acasti Class A shares was determined to be $4,444,257. The allocated carrying value of the Conversion Call-Options using the relative fair value method was determined to be $163,006, and was recorded as a component of equity.

No amount was allocated to non-controlling interest for the Acasti Class A shares delivered because the carrying amount of Acasti net assets after accounting for the Company’s own preference shares is negative. As a result, the full difference between the carrying amount of the components being extinguished of $2,303,580 (comprised of the proportionate shares of the equity component of the debentures and of the carrying amount of convertible debentures), and the fair value of the Conversion Call-Options, in the amount of $163,006, was recorded as a gain on dilution.

The model used to measure derivative components including the Conversion Call-Options as well as the estimated fair value of Acasti Class A shares comprise a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the components.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

16.	Long-term debt:

	2010	2009

Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking hypothec on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.	$2,833,502	$3,327,621

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,820,852	–

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,123 ($4,301 as at February 28, 2009), maturing at different dates until 2013	68,551	119,909

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012	58,207	77,609

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $6,562 until December 2011	26,249	39,375
	5,807,361	3,564,514

Current portion of long-term debt	1,002,337	578,989

	$4,805,024	$2,985,525

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

16.	Long-term debt (continued):

The instalments on long-term debt during the next five years without considering financing fees of $41,498 are detailed as follows:

	Obligations
	under capital	Other
	leases	loans

2011	$46,951	$966,503
2012	23,355	966,503
2013	3,676	953,379
2014	–	933,977
2015 and thereafter	–	1,959,944
Total minimum lease payments	73,982

Interest expense included in minimum lease payments	5,431

	$68,551

Included in financial expenses in the Consolidated Statement of Earnings and Comprehensive Loss is interest expense related to obligations under capital leases of $7,487 (February 28, 2009 - $3,436; 2008 - $3,023).

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan and $3,000,000 has been disbursed by the lender up to February 28, 2010 in the form of a mortgage loan. Previous debts were paid back using the capital of the new debt. The Company is subject to certain covenants requiring the maintenance of ratios. As at February 28, 2010, the Company was in compliance with those ratios.

The Company renegotiated and now has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 2.25% (February 28, 2009 - 1.75%) . The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000 bearing interest at the prime rate plus 1.75% . The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at February 28, 2010, (nil as at February 28, 2009) no amounts were used under the operating and exchange line of credit.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

17.	Capital stock and warrants:

	(a)	Authorized capital stock:

Unlimited number of shares without par value

-	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

-	Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Warrants:

Warrants of the Company are composed of the following as at February 28, 2010 and 2009:

		2010		2009
	Number		Number
	outstanding	Amount	outstanding	Amount
Debenture Warrants	1,070,000	$272,534	1,100,000	$280,175
Conversion Warrants	36,598	20,506	–	–
	1,106,598	$293,040	1,100,000	$280,175

The characteristics of warrants are described in note 15.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

17.	Capital stock and warrants (continued):

	(c)	Subsidiary options:

Subsidiary options held by the Company are eliminated upon consolidation. Subsidiary options not held by the Company and Call-Options on the Company's own subsidiary shares are detailed as follows as at February 28, 2010 and 2009:

		2010		2009

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.:
Series 2 warrants	9,027,142	$–	9,230,533	$–
Series 4 warrants	4,755,000	–	5,385,000	–
Series 5 warrants	30,000	–	30,000	–
Options outstanding under stock-based compensation plan (note 19 (b))	850,000	–	850,000	–
Debenture Call-Options (note 15)	1,100,000	–	1,100,000	–
Conversion Call-Options (note 15)	9,455,867	163,006	–	–
	25,218,009	163,006	16,595,533	–

NeuroBioPharm Inc.:
Series 4 warrants	4,660,000	–	5,070,000	–
Series 5 warrants	30,000	–	30,000	–
	4,690,000	–	5,100,000	–

	29,908,009	$163,006	21,695,533	$–

Additional options exist on subsidiary stock, in the form of a conversion option on convertible debentures (note 15).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

17.	Capital stock and warrants (continued):

	(c)	Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 2 allows the holder to purchase one Class A share for $0.40 per share until November 17, 2010.

Series 3 allows the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 4 allows the holder to purchase one Class A share for $0.10 per share until December 24, 2013.

Series 5 allows the holder to purchase one Class A share for $0.20 per share until December 31, 2011.

18.	Non-controlling interest:

Until August 7, 2008, all of the Company’s subsidiaries were wholly-owned. During 2009 and 2010, the Company changed, through various transactions, its participation in Acasti Pharma and NeuroBioPharm, as follows:

(a)

As described in note 5, redeemable, non-participating shares in the Company's subsidiaries were granted as payment of royalties on the sale of licenses to the subsidiaries. The portion assigned to these shares is presented at their redemption price as current liabilities on the consolidated balance sheet.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Non-controlling interest (continued):

(b)

In July 2008, the Company's Board of Directors declared a dividend of $0.00025 per share amounting to $9,380 to be settled by the issuance of non-convertible notes payable with a two-year maturity, bearing interest at a rate of 10%. In August 2008, the Board of Directors of both the Company and Acasti Pharma approved an exchange offer by Acasti Pharma to the holders of the notes. Under the exchange offer, Acasti Pharma offered to acquire up to 9,380,355 notes at a price equal to the notes value, payable by issuance of up to 9,380,355 units, each unit comprised of one Class A share of Acasti Pharma and one Series 2 warrant to purchase one Class A share of Acasti Pharma. On November 17 and 27, 2008, Acasti Pharma exchanged 9,230,533 notes for an equal number of units of Acasti Pharma, each consisting of one Class A share and one warrant. The balance of 149,822 notes held by persons in jurisdictions where the applicable legislation did not allow for the exchange was paid in cash ($149) on November 27, 2008.

As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the value of the notes extinguished upon the exchange, in the amount of $9,231, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(c) On November 2, 2009, the Company converted 38,240,000 Acasti Class C shares it owned into Class A shares.

(d)

As described in note 15, on November 30, 2009, the Company distributed 9,455,867 Acasti Class A shares upon conversion of debentures and recorded a gain on dilution of $2,140,574 with no amount allocated to non-controlling interest.

(e)

Throughout the year ended February 28, 2010, holders of Acasti warrants have exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 203,391 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrant and options in the amount of $81,356, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

Following these transactions, the Company still owns substantially all interests in NeuroBioPharm as at February 28, 2010 and 2009.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

18.	Non-controlling interest (continued):

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at February 28, 2010 and 2009 is detailed as follows:

			2010			2009
		Other			Other
	Company	shareholders	Total	Company	shareholders	Total
Class A shares	28,784,133	18,889,791	47,673,924	–	9,230,533	9,230,533
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	38,240,000	260,000	38,500,000
	33,734,133	19,199,791	52,933,924	43,190,000	9,540,533	52,730,533
Votes	80%	20%	100%	84%	16%	100%
Participation	60%	40%	100%	–	100%	100%

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

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

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the year ended February 28, 2010 and the nine-month period ended February 28, 2009.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Stock-based compensation plans:

	(a)	Company stock-based compensation plan:

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

Every stock options issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

Activities within the plan are detailed as follows:

		2010			2009			2008
		(12 months	)		(9 months	)		(12 months	)

		Weighted			Weighted			Weighted
		average			average			average
	Number of	exercise		Number of	exercise		Number of	exercise
	options	price		options	price		options	price

Options outstanding, beginning of period	3,669,750	$1.57		4,468,437	$2.92		4,970,000	$2.58
Granted	175,000	2.01		1,041,000	2.40		520,000	6.59
Exercised	(448,125)	0.26		(201,625)	0.27		(752,250)	0.90
Cancelled	–	–		(1,460,395)	5.93		(269,313)	5.99
Forfeited	(476,375)	2.61		(177,667)	5.81		–	–

Options outstanding, end of period	2,920,250	1.63		3,669,750	1.57		4,468,437	2.92

Exercisable options, end of period	2,619,500	$1.54		2,850,500	$1.31		3,055,888	$2.49

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Stock-based compensation plans (continued):

	(a)	Company stock-based compensation plan (continued):

					2010

			Options
			outstanding	Exercisable options
		Weighted
	Weighted	remaining			Weighted
	average	contractual	Number of	Number of	average
	exercise	life	options	options	exercise
	price	outstanding	outstanding	exercisable	price

$0.25	$0.25	0.29	870,000	870,000	$0.25
$1.00	1.00	0.89	450,000	450,000	1.00
$1.25	1.25	2.11	30,000	7,500	1.25
$2.25	2.25	2.81	65,000	–	–
$2.50 to $2.60	2.55	1.40	1,465,250	1,262,000	2.57
$4.00	4.00	1.08	40,000	30,000	4.00

			2,920,250	2,619,500	$1.54

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period:

	2010		2009			2008
	(12 months	)	(9 months	)		(12 months	)
						Non-
	Employees		Employees		Employees	employees

Dividend	–		–		–	–
Risk-free interest rate	1.46%		2.84%		3.87%	4.88%
Estimated life	2.5 years		2.5 years		2.18 years	4 years
Expected volatility	92%		76%		84%	109%

The weighted average of the fair value of the options granted to employees during the period is $0.87 (2009 - $1.02; 2008 - $2.06) and to non-employees is not applicable (2009 - not applicable; 2008 - $3.88) .

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Stock-based compensation plan (continued):

	(b)	Acasti Pharma stock-based compensation plan:

During the period ended February 28, 2009, the subsidiary Acasti Pharma initiated a stock-based compensation plan for administrators, officers, employees and consultants. The plan, which obtained all required approvals on June 9, 2009, provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equals the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. As at February 28, 2010, 923,053 Class A shares are reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Company's Board of Directors, subject, amongst others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The following table presents information on outstanding stock options:

		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	850,000	$0.25	–	$–
Granted	25,000	0.25	850,000	0.25
Forfeited	(25,000)	0.25	–	–

Options outstanding, end of period	850,000	0.25	850,000	0.25

Options exercisable, end of period	382,500	$0.25	–	$–

The purchase price of the shares covered by the stock options granted in 2010 under the plan is equal to $0.25 (2009 - $0.25) . The exercise price was determined to be higher than the estimated fair value per share of Acasti Pharma at date of grant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Stock-based compensation plan (continued):

	(b)	Acasti Pharma stock-based compensation plan (continued):

The options outstanding under the plan have a weighted average remaining contractual life of 8.63 years.

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	2010	2009

Fair value of Class A shares	–	–
Dividend	–	–
Risk-free rate	2.67%	3.58%
Estimated life	6 years	6 years
Expected volatility	75%	75%

At the time of grant, a value near nil was assigned to these stock options. Consequently, no charge was recognized for the year ended February 28, 2010 (nil as at February 28, 2009).

(c)	Other stock-based compensations:

Following the declaration of a dividend and transactions associated with the transfer of licenses to the subsidiaries during the period ended February 28, 2009, Acasti Pharma and NeuroBioPharm, the Company awarded a bonus having a nominal value to dedicated insiders and employees of the Company's subsidiaries. The award to insiders and employees consisted of 4,045,000 and 1,280,000 Acasti Pharma Series 4 warrants, respectively, and 3,800,000 and 1,200,000 NeuroBioPharm Series 4 warrants, respectively. The value of Acasti Pharma Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	$0.25
Risk-free interest rate	2.78%
Estimated life	5 years
Expected volatility	75%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

19.	Stock-based compensation plan (continued):

	(c)	Other stock-based compensations (continued):

The value of the NeuroBioPharm Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	$0.25
Risk-free interest rate	1.84%
Estimated life	5 years
Expected volatility	75%

Following these evaluations, the awards were determined to have a nominal value. Consequently, no charge was recognized in the year ended February 28, 2010 (nil during the nine-month period ended February 28, 2009).

During the year ended February 28, 2010, 630,000 Acasti warrants and 410,000 NeuroBioPharm warrants were forfeited (nil during the nine-month period ended February 28, 2009).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

20.	Income taxes:

The income tax provision differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 2010 - 30.73%, 2009 - 30.89% and 2008 - 31.56%) as follows:

	2010	2009	2008
	(12 months )	(9 months )	(12 months )

Income tax at the combined Canadian statutory rate (federal and provincial)	$(471,766)	$(583,423)	$(1,510,084)
Increase (decrease) resulting from:
Change in income tax rates:
Reduction of future tax assets	–	–	304,819
Reduction of valuation allowance	–	–	(304,819)
Unrecognized deductible temporary differences for the period	543,889	(360,369)	(35,188)
Stock-based compensation	148,919	670,828	1,417,477
Non-deductible items and other	(221,042)	272,964	127,795

	$–	$–	$–

Net future income tax assets of approximately $4,431,000 as at February 28, 2010 have not been reflected in these financial statements because the criteria for recognition of these assets was not met. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2010	2009

Net future income tax assets resulting from the following:
Tax losses	$967,000	$1,645,000
Research and development expenses	1,885,000	1,560,000
Excess of the tax basis of assets over their carrying amount	1,579,000	683,000
	4,431,000	3,888,000

Valuation allowance	(4,431,000)	(3,888,000)

Net future income tax assets recognized	$–	$–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

20.	Income taxes (continued):

As at February 28, 2010, the Company has losses for tax purposes, which are available to reduce future years' taxable income until the following expiry dates:

	Federal	Provincial

2014	$1,093,000	$987,000
2015	813,000	800,000
2029	675,000	675,000
2030	1,066,000	1,066,000

	$3,647,000	$3,528,000

Research and development expenses which can be carried forward indefinitely	$5,922,000	$9,165,000

As of February 28, 2010, the Company also has investment tax credits that have not been recognized in the financial statements. Investment tax credits are available to reduce future federal income taxes payable. The expiration dates are as follows:

Federal

2022	$156,000
2023	217,000
2024	74,000
2025	53,000
2026	91,000
2027	144,000
2028	228,000
2029	362,000
2030	409,000

$1,734,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

21.	Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital. As explained in note 16, the Company is subject to certain financial covenants under its mortgage loan.

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

The Company’s policy is to maintain a minimal level of debt. In 2009, the Company renegotiated the refinancing of its debt with an important financial institution, reduced its financial expenses and increased its production capacity to be able to face the increasing demand for its products (for more details see note 16). As at February 28, 2010, the Company had an authorized operating line of credit $1,000,000, of which an amount of $1,000,000 was available.

As at February 28, 2010, cash amounted to $1,093,194, short-term investments amounted to $1,001,011 and tax credit receivable amounted to $664,131, for a total of $2,758,336. During the nine-month period ended February 28, 2009, the Company raised an additional financing of $2,720,000 after financing fees through the issue of convertible debentures. These additional funds were used for the acquisition of an additional participation in its subsidiary Acasti Pharma, which will use this financing to continue its clinical studies in progress.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Financial instruments:

	(a)	Credit risk:

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

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2010, the Company had twenty trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers represent 56% (two customers represented 41% as at February 28, 2009) of total trade accounts included in accounts receivable.

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

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Financial instruments (continued):

	(a)	Credit risk (continued):

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

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances as at February 28, 2010 was as follows:

Current	$2,071,825
Past due 0-30 days	415,693
Past due 31-120 days	187,130
Past due 121-180 days	649,827
Trade receivables	3,324,475

Less allowance for doubtful accounts	(383,597)

$2,940,878

(b)	Foreign exchange risk:

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Financial instruments (continued):

	(b)	Foreign exchange risk (continued):

Approximately 89% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at February 28, 2010:

CAD	US$	EURO

Cash	$1,013,044	$283,185
Accounts receivable	3,104,792	219,718
Accounts payable and accrued liabilities	(429,894)	(170,826)
Advance payments	–	(593,051)

	$3,687,942	$(260,974)

The following exchange rates applied during the year ended February 28, 2010:

		Reporting
	Average rate	date rate

US$ per CAD	1.1107	1.0525
EURO per CAD	1.5616	1.4377

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have respectively decreased (increased) the net loss as follows, assuming that all other variables remained constant:

	US$	EURO
Decrease (increase) in net loss	$184,397	$(13,049)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Financial instruments (continued):

	(b)	Foreign exchange risk (continued):

An assumed 5% weakening of the foreign currency during the year ended February 28, 2010 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

	(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan - operating line of credit	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate
Convertible debentures	Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2010 would have decreased net earnings by $27,399, with an equal opposite effect for an assumed 0.5% decrease.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Financial instruments (continued):

	(d)	Fair value of financial instruments (continued):

The fair value of obligations under capital leases, of the refundable contributions obtained under a federal grant program and of the government grant receivable, is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

The fair value of the liability component of convertible debentures, including accrued interest, was determined to be $532,165, compared to the carrying amount of $467,864.

The following table summarizes financial assets and liabilities fair value on a recurring basis:

		Fair value measurements at reporting date using:
		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	February 28,	identical assets	inputs	inputs
	2010	(level 1)	(level 2)	(level 3)

Cash and cash equivalents	$1,093,194	$1,093,194	$–	$–
Short-term investments	1,001,011	–	1,001,011	–
Foreign currency forwards	5,528	–	5,528	–

(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

22.	Financial instruments (continued):

	(e)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease as at February 28, 2010:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years

Accounts payable and accrued liabilities	$2,241	$2,241	$–	$–	$–

Contractual obligations:
Long-term debt	5,780	967	1,920	1,868	1,025
Loans guaranteed by investments in lease contracts (i)	74	47	27	–	–
Research and development contract	1,062	1,062	–	–	–
Other lease contracts	727	245	345	137	–

	$9,884	$4,562	$2,292	$2,005	$1,025

(i) Including interest costs

In addition, approximately $593,051 of advance payments at February 28, 2010 may be refundable in the next year if the Company fails to meet certain development milestones.

An option totaling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation. See note 23.

(f)	Short-term investments:

As at February 28, 2010, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have a weighted-average maturity date of November 30, 2010 and weighted-average interest rate of 0.41%, and are cashable at any time at the discretion of the Company.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

23.	Commitments and contingencies:

	(a)	License agreement:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i) (for the term of the patents or until the Company exercised its option)	4%	$5,000
To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period)	1%	–

(i)	The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

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

Following the December 2008 ruling, the Company appealed the ruling and requested an immediate stay of its execution. The Company did not agree with the findings of the ruling and believed that its own arguments were well founded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

23.	Commitments and contingencies (continued):

	(a)	License agreement (continued):

In January 2010, the court of appeal ruled in favor of the Company confirming in its ruling the Company’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Company had exercised its option in August 18, 2004 and rejected all royalty claims to the exception of $36,000 plus interests of $11,000, for a total of $47,000.

Following the January 2010 ruling, the Company has decided to present the $311,000 as a commitment and the $47,000 as an accrual.

	(b)	Litigation claim:

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed, early in the third quarter, a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff continued to use the Company trademarks and claims, as it could be seen on websites of multiple Schiff’s distributors.

No provision has been recorded by the Company as at February 28, 2010 for this matter because the outcome and the amount of loss, if any, is not determinable.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

23.	Commitments and contingencies (continued):

	(c)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that is being conducted over a 30-month period for an amount of $775,000. As at February 28, 2010, payments of $459,208 have been made towards the total amount of the contract.

In addition, during the first quarter 2010, the Company initiated another clinical trial that is being conducted over a 20-month period for an amount of $345,048 (€240,000). As at February 28, 2010, payment of $143,770 (€100,000) has been made toward the total amount of the contract.

The Company initiated another research project during 2010 that will be conducted over a 12-month period for an amount of $583,294. As at February 28, 2010, an accrual of $37,899 is included in accrued liabilities.

	(d)	Rental agreements:

The Company has entered into long-term lease agreements, which call for payments of $727,003 for the rental of premises. Minimum lease payments for the next years are $245,311 in 2011, $173,598 in 2012, $171,342 in 2013 and $136,752 in 2014.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

24.	Segment disclosures:

	(a)	Descriptive information on the Company's reportable segments:

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

The following tables show information by segment:

				2010
				(12 months )

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$12,605,587	$–	$58,875	$12,664,462
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(10,674,861)	(400,298)	(81,334)	(11,156,493)
Research and development expenses	(1,268,124)	(1,178,375)	(297,020)	(2,743,519)
Financial expenses	(677,942)	(454)	–	(678,396)
Amortization	(759,254)	(9,065)	–	(768,319)
Stock-based compensation	(484,606)	–	–	(484,606)
Interest income	25,474	20,004	–	45,478
Foreign exchange (loss) gain	(647,716)	11,981	–	(635,735)
Gain on dilution	2,221,930	–	–	2,221,930

Net income (loss) and comprehensive income (loss)	$340,488	$(1,556,207)	$(319,479)	$(1,535,198)

Cash	$680,372	$412,822	$–	$1,093,194
Short-term investments	1,001,011	–	–	1,001,011
Total assets	16,652,823	913,318	–	17,566,141

Expenditures for long-lived assets	$3,640,992	$16,141	$–	$3,657,133

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

24.	Segment disclosures (continued):

	(a)	Descriptive information on the Company's reportable segments (continued):

				2009

				(9 months )
				(Recast -
				note 2 (a))

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$8,513,190	$–	$76,082	$8,589,272
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(6,539,922)	(368,574)	–	(6,908,496)
Research and development expenses	(650,382)	(429,944)	(196,636)	(1,276,962)
Financial expenses	(519,198)	(336)	–	(519,534)
Amortization	(528,762)	(2,380)	–	(531,142)
Stock-based compensation	(2,171,668)	–	–	(2,171,668)
Interest income	43,101	18,236	–	61,337
Foreign exchange gain	999,603	744	–	1,000,347
Royalties on transfer of license to subsidiaries	(137,000)	–	–	(137,000)
Gain on dilution	9,231	–	–	9,231

Net loss and comprehensive loss	$(981,807)	$(782,254)	$(120,554)	$(1,884,615)

Cash	$507,223	$328,549	$–	$835,772
Short-term investments	1,300,018	2,018,236	–	3,318,254
Total assets	15,515,198	2,638,858	–	18,154,056

Expenditures for long-lived assets	$1,601,860	$25,155	$–	$1,627,015

All of the Company's activities for the year ended May 31, 2008 relate to the nutraceutical segment.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

24.	Segment disclosures (continued):

	(b)	Geographic information:

All of the Company's assets are located in Canada.

The Company's sales are attributed based on the customer's area of residence:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Canada	$151,762		$888,375		$984,551
United States	7,877,542		6,280,838		5,764,579
Europe	2,790,004		1,200,107		1,727,013
Asia/Oceania	1,786,279		95,161		1,787,682
	$12,605,587		$8,464,481		$10,263,825

Sales above exclude revenues from a partnership and collaboration agreement.

(c)	Information about major customers:

During the year ended February 28, 2010, the Company realized sales amounting to $4,708,867 from two customers ($4,167,560 from three customers in the nine-month period ended February 28, 2009 and $3,191,307 from two customers during the year ended May 31, 2008), individually accounting for more than 10% of sales:

	2010		2009		2008
	(12 months	)	(9 months	)	(12 months	)

Customer A	24.5%		14.6%		–
Customer B	12.8%		13.0%		–
Customer C	–		21.0%		14.5%
Customer D	–		–		16.9%

25.	Comparative figures:

The comparative figures have been reclassified to conform with the financial statement presentation adopted for 2010.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

26.	Subsequent events:

	(a)	On April 30, 2010, 1,068,000 Debenture Warrants were exercised for total proceeds of $1,335,000 and 1,086,400 Debenture Call-Options for total proceeds of $271,600.

(b)

The Company held a special and annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting a majority of shareholders approved, among other things, the amendment to the Company's stock option plan and adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Company.

(i)

The Company's stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of common shares of the Company issued and outstanding was 40,172,744.

(ii)

The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allow holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

26.	Subsequent events (continued):

	(b)	(continued):

		(ii)	(continued):

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

(c)

On July 13, 2010, the Board of Directors of the Company has decided, after nearly 2 years without a general incentive option grant to employees and management, to grant a total of 790,000 incentive stock options of the Company, 695,000 rights on Acasti Series 4 warrants held by the Company and 760,000 rights on NeuroBioPharm Series 4 warrants held by the Company to insiders and employees. The Company’s incentive stock options have an exercise price of $1.50 and a 3-year maturity. Rights on Acasti Series 4 warrants and rights on NeuroBioPharm Series 4 warrants have an aggregate exercise price of $0.50 and $0.25 and maturities of October 9, 2013 and December 24, 2013, respectively, and are subject to shareholder approval.

F-NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

27.	Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from accounting principles generally accepted in the United States (US GAAP). The significant differences between Canadian and US GAAP are described below:

Consolidated statements of loss and comprehensive loss:

		Nine-month
	Year ended	period ended	Year ended
	February 28,	February 28,	May 31,
	2010	2009	2008

Net loss and comprehensive loss - Canadian GAAP	$(1,535,198)	$(1,884,615)	$(4,779,344)
Other assets - start-up costs (1)	–	95,977	(95,977)
Development costs (2)	(11,323)	(43,218)	(296,527)
Capitalized interest (3)	41,551	36,000	–
Convertible debentures (4)	(119,527)	13,754	–
Patents (5)	(5,460)	(4,095)	(5,460)
Debenture Call-Options (6)	(244,612)	–	–
Transactions with non-controlling interest (7)	(2,221,930)	–	–

Net loss and comprehensive loss*
- US GAAP	(4,096,499)	(1,786,197)	(5,177,308)

Less:
Net loss and comprehensive loss attributable to the non-controlling interest - US GAAP	(1,156,297)	–	–

Net loss and comprehensive loss attributable to Neptune Technologies & Bioressources Inc. - US GAAP	$(2,940,202)	$(1,786,197)	$(5,177,308)

*	Since the Company is not recording income tax benefits due to its cumulative loss position, there is no tax effect reflected for any of the operating reconciling items.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

27.	Reconciliation to United States generally accepted accounting principles (continued):

Consolidated statements of loss and comprehensive loss (continued):

	2010	2009	2008

Weighted average number of common shares outstanding	37,913,163	37,622,735	37,105,672

Loss per common share attributable to Neptune Technologies & Bioressources Inc.’s shareholders - basic and diluted	$(0.08)	$(0.05)	$(0.14)

The cumulative effect of these adjustments on our equity is as follows:

	February 28,	February 28,	May 31,
	2010	2009	2008

Shareholders’ equity - Canadian GAAP	$7,995,689	$9,002,263	$7,943,661
Other assets - start-up costs (1)	–	–	(95,977)
Deferred development costs (2)	(351,068)	(339,745)	(296,527)
Capitalized interest (3)	77,551	36,000	–
Convertible debentures (4)	(18,529)	(134,779)	–
Patents (5)	141,455	146,915	151,010

Equity - US GAAP	7,845,098	8,710,654	7,702,167

Non-controlling interest (7)	(670,954)	–	–

Neptune Technologies & Bioressources Inc.’s shareholders’ equity - US GAAP	$8,516,052	$8,710,654	$7,702,167

(1)	Other assets - start-up costs:

In 2008, under Canadian GAAP, the Company deferred certain start-up costs totaling $95,977 as a component of Other assets to be amortized on a straight-line basis during 2009. Under the US GAAP, such costs are to be expensed as incurred. In 2009, these costs were fully amortized for Canadian GAAP purposes.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

27.	Reconciliation to United States generally accepted accounting principles (continued):

	(2)	Development costs:

Under Canadian GAAP, the Company capitalizes certain development costs. Capitalized development costs of $351,068 (2009 - $339,745; 2008 - $296,527) are to be amortized over a maximum period of five years, beginning at the time of the commercialization.

For US GAAP purposes, these costs are to be expensed as incurred. Accordingly, the Company decreased intangible assets and increased research and development expenses by $11,323 (2009 - $43,218; 2008 - $296,527) and deficit in the amount of $351,068 (2009 - $339,745; 2008 - $296,527) to reconcile the financial position and earnings to US GAAP.

	(3)	Capitalized interest:

Under Canadian GAAP, the Company expenses interest costs related to its plant expansion. For US GAAP, interest related to its plant expansion is capitalized as part of the historical cost of the plant expansion. Accordingly, interest expense of $45,000 have been reversed for US GAAP purposes during the year ended February 28, 2010 (2009 - $36,000), net of amortization of $3,449 (2009 - nil).

	(4)	Convertible debentures:

In accordance with Canadian GAAP, the convertible debentures issued during the nine-month period ended February 28, 2009, are accounted for as a compound financial instrument and are presented in their component parts of debt and equity using the relative fair value method in accordance with the substance of the contractual arrangement. The debt component, net of debt issue costs, is accreted to its face value through a charge to earnings over its term using the effective interest method. The equity component comprises the value attributable to the detachable warrants and the holder conversion option.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

27.	Reconciliation to United States generally accepted accounting principles (continued):

	(4)	Convertible debentures (continued):

The total adjustments to US GAAP related to convertible debentures for the periods ended February 28, 2010 and 2009 are comprised as follows:

		2010		2009

	Statement of loss	Equity	Statement of loss	Equity

Differences in accretion and other charges related to the convertible debentures, including amortization of beneficial conversion feature of $191,678	$(119,527)	$(105,773)	$13,754	$13,754

Differences in the allocation of values between debt and equity	–	(391,714)	–	(391,714)

Beneficial conversion feature included in additional paid-in capital for US GAAP	–	243,181	–	243,181

Differences in the allocation of carrying amounts to equity upon conversion	–	235,777	–	–

	$(119,527)	$(18,529)	$13,754	$(134,779)

(5)	Patents:

Under Canadian GAAP, direct costs incurred by the Company to secure patents related to internally-generated assets in the research phase are no longer capitalized, in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets. For US GAAP, these direct costs are capitalized as incurred. Therefore, the recast adjustments recorded for Canadian GAAP purposes, which are described in note 2 (a), have been reversed when reconciling to US GAAP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

27.	Reconciliation to United States generally accepted accounting principles (continued):

	(6)	Debenture Call-Options:

On March 1, 2009, the Company adopted new guidance contained in ASC 815 - Derivatives and Hedging, previously issued as EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, and EITF 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary. This new guidance has no equivalence in Canadian GAAP.

After the review of all its relevant financial instruments, the Company concluded that the Debenture Call-Options should be classified as liability until November 15, 2009 under US GAAP, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Company determined that the instruments outstanding as at March 1, 2009 and November 15, 2009 had a fair value of nil and $244,612, respectively. In reconciling to US GAAP, this increase in fair value was recognized as a loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009.

	(7)	Non-controlling interest:

On March 1, 2009, the Company adopted new guidance contained in ASC 810 - Consolidation, previously issued as FAS 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No.51, for which there currently is no equivalence in Canadian GAAP.

This new US GAAP standard impacted the Company’s accounting for non-controlling interest in three different ways compared to past US GAAP policies and Canadian GAAP. First, in determining consolidated net loss and comprehensive loss, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

The Company adopted this new guidance prospectively as of March 1, 2009, except as it concerns the presentation requirements, for which retrospective application was applied.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

Year ended February 28, 2010, nine-month period ended February 28, 2009 and year ended May 31, 2008

27.	Reconciliation to United States generally accepted accounting principles (continued):

	(7)	Non-controlling interest (continued):

Previous US GAAP guidance and current GAAP guidance had resulted in non-controlling interest being continuously carried at nil. The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,221,930 for the year ended February 28, 2010 was reversed for US GAAP purposes, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein (Canadian GAAP retrained earnings).

In accordance with new guidance, the Company allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with US GAAP for the year ended February 28, 2010:

2010

Non-controlling interest, beginning of period - US GAAP	$–
Conversion of Class C shares to Class A shares (note 18 (c))	744,476
Reclassification of Debenture Call-Options (6)	244,612
Conversion of convertible debentures (note 18 (d))	(520,085)
Exercise of subsidiary warrants (note 18 (e))	16,340
Net loss and comprehensive loss attributable to the non-controlling interest	(1,156,297)

Non-controlling interest, end of period - US GAAP	$(670,954)