Form 40-F
period 2011-02-28
Neptune Technologies & Bioressources Inc.
filed 2011-05-31
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 28, 2011	Commission file number: 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact name of registrant as specified in its charter)

Quebec	2836	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number (if applicable))	Number (if applicable))

225 Promenade du Centropolis
Suite 200
Laval, Quebec,
Canada H7T 3B3
(450) 687-2262
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of February 28, 2011: 42,490,874

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ ] No [ ]

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s chief executive officer and principal financial officer have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 28, 2011.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of February 28, 2011. In making this assessment, the Registrant’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. The Registrant’s management, including the Chief Executive Officer and the principal financial officer, concluded that, as of February 28, 2011, the Registrant’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “[15. Report on Audit Committee—External Auditor Fees]” on page [y] of Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “[Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors]” in Schedule “A” of Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein. None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees,” “Tax Fees” and “Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page [y] of Exhibit 99.5 [Management’s Discussion and Analysis], is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page [y] of Exhibit 99.5, [Management’s Discussion and Analysis], is incorporated by reference herein.

FORWARD-LOOKING INFORMATION

Certain statements in this annual report and the exhibits hereto are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding: the future demand for, and sales volumes of, our products; future production volumes, efficiencies and operating costs; increases or decreases in the prices of our products; the future availability and price of raw material needed to manufacture our products; our future stability and growth prospects; the success of measures to implement our business strategies and the benefits to be derived therefrom; our future profitability and capital needs, including capital expenditures; currency exchange rates; the outlook for and other developments in the industries in which we participate, as well as general economic and market conditions; and the effect on us of new accounting releases. These factors, many of which are beyond the control of the Registrant, include the Registrant’s ability to: effectively manage its operations during uncertain economic conditions; identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities; obtain suitable financing to support its operations and clinical trials; manage its growth and the commercialization of its products; achieve operating efficiencies; successfully compete in its markets; realize the results it anticipates from the clinical trials of its products; succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products; achieve regulatory clearances for its products; obtain on commercially reasonable terms adequate product liability insurance for its commercialized products; adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors; assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and manage its relationships with third parties, including customers, suppliers and key personnel, upon whom it is dependent.

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

Any forward-looking statements made by us in this annual report and the exhibits hereto are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report and the exhibits hereto may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our future results.

Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this annual report and the exhibits hereto are made only as of the date of this annual report. We do not intend, and do not assume any obligation, to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this annual report and the exhibits hereto with the understanding that the actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Michel Timperio, Ronald Denis, Daniel Perry and Michel Chartrand.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.              Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file this annual report on Form 40-F arises; or transactions in said securities.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By: /s/ Henri Harland
Name: Henri Harland
Title: President and Chief Executive Officer
Dated: May 30, 2011

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form for the fiscal year ended February 28, 2011
99.2	Audited Consolidated Financial Statements of the Registrant as of February 28, 2011 and 2010 and for the years ended February 28, 2011 and 2010 and related notes and the auditor’s report thereon
99.3	Report of Independent Registered Public Accounting Firm
99.4	Reconciliation to United States Generally Accepted Accounting Principles of the Registrant for the years ended February 28, 2011 and 2010
99.5	Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the fiscal year ended February 28, 2011
99.6	Consent of KPMG LLP, Chartered Accountants
99.7	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s principal financial officer
99.8	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s principal financial officer