Form 40-F
period 2012-02-29
Neptune Technologies & Bioressources Inc.
filed 2012-05-29
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check one)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 29, 2012	Commission file number: 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact name of registrant as specified in its charter)

Quebec	2836	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

225 Promenade du Centropolis
Suite 200
Laval, Quebec,
Canada H7T 0B3
(450) 687-2262
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Common Shares outstanding as of February 29, 2012:  49,688,843

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

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 29, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).  The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Registrant’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of February 29, 2012.  In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Registrant’s management, including the CEO and the CFO, concluded that, as of February 29, 2012, the Registrant’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of February 29, 2012, accompanies the Registrant’s Audited Consolidated Financial Statements as at February 29, 2012 and 2011 and March 1, 2010 and for the fiscal years ended February 29, 2012 and 2011, which are attached hereto as Exhibit 99.2.

CAUTIONARY NOTE REGARDING CONTROLS

The Registrant’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change was identified in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. Jean-Claude Debard has been determined to be such audit committee financial expert and is independent, as that term is defined by the Nasdaq’s listing standards applicable to the Registrant.  The Securities and Exchange Commission has indicated that the designation of Mr. Debard as an audit committee financial expert does not make Mr. Debard an “expert” for any purpose, impose any duties, obligations or liability on Mr. Debard that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “14.  Report on Audit Committee—External Auditor Fees” on page 47 of Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors” in Schedule “A” of Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.  None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees,” “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements and Contractual Obligations” on pages 17 and 18 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Off-Balance Sheet Arrangements and Contractual Obligations” on page 17 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

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

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The Registrant’s audit committee is composed of the following directors: Jean-Claude Debard, Ronald Denis, Anthony Holler and Daniel Perry.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By:	/s/ Henri Harland
	Name:	Henri Harland
	Title:	President and Chief Executive Officer
	Dated:	May 29, 2012

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form for the fiscal year ended February 29, 2012

99.2
Audited Consolidated Financial Statements of the Registrant as at February 29, 2012 and 2011 and March 1, 2010 and for the years ended February 29, 2012 and 2011 and related notes, and the accompanying auditors’ reports

99.3	Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the fiscal year ended February 29, 2012

99.4	Consent of KPMG LLP, Chartered Accountants

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer