Form 40-F/A
period 2012-02-29
Neptune Technologies & Bioressources Inc.
filed 2012-09-11
CIK 1401395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

CT Corporation System

111 Eighth Avenue, New York, NY 10011

(212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of February 29, 2012: 49,765,093

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

Yes    ☐                 No    ☐

EXPLANATORY NOTE

Neptune Technologies & Bioressources Inc. (the “Company” or the “Registrant”) is filing this Amendment No. 1 to Form 40-F to revise the previously filed Annual Information Form for the fiscal year ended February 29, 2012, which was filed as Exhibit 99.1 to the Registrant’s Form 40-F on May 29, 2012. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the annual report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Amendment No. 1 are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 3 of the Revised Annual Information Form, which is Exhibit 99.1 of this Amendment No. 1.

PRINCIPAL DOCUMENTS

The following document is filed as part of this Amendment:

A. Annual Information Form

For the Registrant’s Revised Annual Information Form for the year ended February 29, 2012, dated September 11, 2012, see Exhibit 99.1 of this Amendment No. 1.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

(1) The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

(2) Any change to the name or address of a Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By:	/s/ Henri Harland
Name: Henri Harland
Title: President and Chief Executive Officer
Dated: September 11, 2012

EXHIBIT INDEX

Exhibits	Description

99.1	Revised Annual Information Form for the fiscal year ended February 29, 2012

99.2	* Audited Consolidated Financial Statements of the Registrant as at February 29, 2012 and 2011 and March 1, 2010 and for the years ended February 29, 2012 and 2011 and related notes, and the accompanying auditors’ reports

99.3	* Management Analysis of the Financial Situation and Operating Results — Management Discussion and Analysis for the fiscal year ended February 29, 2012

99.4	*Consent of KPMG LLP, Chartered Accountants

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

* Previously filed as an exhibit to the Company’s Annual Report on Form 40-F on May 29, 2012.