Form 40-F
period 2013-02-28
Neptune Technologies & Bioressources Inc.
filed 2013-05-30
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F
(Check one)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 28, 2013	Commission File Number: 1-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Exact name of Registrant as specified in its charter)

Québec	2836	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

545 Promenade du Centropolis
Suite 100
Laval, Québec,
Canada H7T 0A3
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

Common Shares outstanding as of February 28, 2013:  60,079,730

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

Yes           [   ]           No           [   ]

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 28, 2013.

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

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of February 28, 2013.  In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Registrant’s management, including the CEO and the CFO, concluded that, as of February 28, 2013, the Registrant’s internal control over financial reporting was effective.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of February 28, 2013, accompanies the Registrant’s Audited Consolidated Financial Statements as at February 28, 2013 and February 29, 2012, and for the fiscal years then ended, which are attached hereto as Exhibit 99.2.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

 The disclosure provided under “Report on Audit Committee—External Auditor Fees—Audit Fees”, “—Audit-Related Fees”, “—Tax Fees” and “—All Other Fees” in Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

 The disclosure provided under “Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

 The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Registrant’s audit committee is composed of the following directors: Jean-Claude Debard, Ronald Denis and Daniel Perry.

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the Commission, or post to its corporate website, an Interactive Data File.

MINE SAFETY DISCLOSURE

Not applicable.

DIFFERENCES IN NASDAQ AND QUÉBEC CORPORATE GOVERNANCE REQUIREMENTS

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the Commission, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements. The Registrant does not follow NASDAQ Marketplace Rule 5620(c), but instead follows its home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding shares of common voting stock. The Registrant’s quorum requirement, as set forth in the Registrant’s by-laws, is that a quorum for a meeting of the Registrant’s holders of common shares is the attendance, in person or by proxy, of the shareholders representing 10% of the Registrant’s common shares. The foregoing is consistent with the laws, customs and practices in Québec and the rules and policies of the Toronto Stock Exchange.

FORWARD-LOOKING INFORMATION

 The information provided under the heading “Cautionary Note Regarding Forward-Looking Statements” in Exhibit 99.1, contained in the Registrant’s Annual Information Form, is incorporated by reference herein.

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

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

 Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By:	/s/ Henri Harland
Name:	Henri Harland
Title:	President and Chief Executive Officer
Dated:	May 29, 2013

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form for the fiscal year ended February 28, 2013
99.2	Consolidated Financial Statements as at February 28, 2013 and February 29, 2012 and for the years then ended, and the accompanying auditors’ reports
99.3	Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the fiscal year ended February 28, 2013
99.4	Consent of KPMG LLP
99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer
99.6	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer