Form 40-F/A
period 2013-02-28
Neptune Technologies & Bioressources Inc.
filed 2014-03-31
CIK 1401395

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

Yes  ☐            No   ☐

EXPLANATORY NOTE

Neptune Technology & Bioressources Inc. (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to Form 40-F to revise the previously filed Annual Information Form, which was filed as Exhibit 99.1 to the Registrant’s Form 40-F filed May 29, 2013 (the “Original Form 40-F”). The Annual Information Form has been revised on page 28 under the heading “Patents”, and is attached as Exhibit 99.1 hereto. The revisions are based on comments raised by the Securities Exchange Commission in a letter dated March 17, 2014, on the Form 40-F filed for the year ended February 28, 2013.

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant has included in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. The disclosures in this Amendment No. 1 do not reflect events occurring after the date of the Original Form 40-F of May 29, 2013 to the date of this filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Registrant’s other filings made with the SEC subsequent to the filing of the Original Form 40-F, including the Registrant’s interim financial statements and material change reports filed on Form 6-K as information in such filings would update or supersede certain information contained the Original Form 40-F as well as in this Amendment No. 1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Amendment No. 1 are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 3 of the Annual Information Form, which is Exhibit 99.1 of this Amendment No. 1.

PRINCIPAL DOCUMENTS

The following document is filed as part of this Amendment No. 1:

A. Annual Information Form

For the Registrant’s revised Annual Information Form for the year ended February 28, 2013, dated March 31, 2014, see Exhibit 99.1 of this Amendment No. 1.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By:	/s/ André Godin
	Name:	André Godin

	Title:	Chief Financial Officer

	Dated:	March 31, 2014

EXHIBIT INDEX

Exhibits	Description

99.1	Revised Annual Information Form for the fiscal year ended February 28, 2013

99.2	* Audited Consolidated Financial Statements of the Registrant as at February 28, 2013 and 2012 and 2011 and for the years ended February 28, 2013 and 2012 and related notes, and the accompanying auditors’ reports

99.3	* Management Analysis of the Financial Situation and Operating Results – Management Discussion and Analysis for the fiscal year ended February 28, 2013

99.4	* Consent of KPMG LLP, Chartered Accountants

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

* – Previously filed as an exhibit to the Company’s Annual Report on Form 40–F, as filed with the SEC on May 30, 2013.