Form 40-F
period 2014-02-28
Neptune Technologies & Bioressources Inc.
filed 2014-05-30
CIK 1401395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 28, 2014

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

Common Shares outstanding as of February 28, 2014: 61,878,725

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

Yes  ☐            No   ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 28, 2014.

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

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of February 28, 2014. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Registrant’s management, including the CEO and the CFO, concluded that, as of February 28, 2014, the Registrant’s internal control over financial reporting was effective.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of February 28, 2014, accompanies the Registrant’s Audited Consolidated Financial Statements as at February 28, 2014 and February 29, 2013, and for the fiscal years then ended, which are attached hereto as Exhibit 99.2.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Valier Boivin has been determined to be such audit committee financial expert and is independent, as that term is defined by the Nasdaq’s listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Mr. Boivin as an audit committee financial expert does not make Mr. Boivin an “expert” for any purpose, impose any duties, obligations or liability on Mr. Boivin that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management Analysis of the Financial Situation and Operating Results (“Management’s Discussion and Analysis”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Valier Boivin, Ronald Denis and Daniel Perry.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

May 29, 2014	By:	/s/ André Godin
Name: André Godin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended February 28, 2014

99.2	Consolidated Financial Statements as at February 28, 2014 and February 29, 2013 and for the years then ended, and the accompanying auditors’ reports

99.3	Management Analysis of the Financial Situation and Operating Results for the fiscal year ended February 28, 2014

99.4	Consent of KPMG LLP

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer