Form 40-F
period 2015-02-28
Neptune Technologies & Bioressources Inc.
filed 2015-05-28
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 28, 2015
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

Common Shares outstanding as of February 28, 2015: 75,351,123

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 28, 2015.

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

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of February 28, 2015. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Registrant’s management, including the CEO and CFO, concluded that, as of February 28, 2015, the Registrant’s internal control over financial reporting was effective.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of February 28, 2015, accompanies the Registrant’s Audited Consolidated Financial Statements as at February 28, 2015 and February 28, 2014, and for the fiscal years then ended, which are audited by KPMG LLP, and which are attached hereto as Exhibit 99.2.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Valier Boivin, Pierre Fitzgibbon and Jerald J. Wenker.

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

FORWARD-LOOKING INFORMATION

The information provided under the heading “Cautionary Note Regarding Forward-Looking Information” in Exhibit 99.1, contained in the Registrant’s Annual Information Form, is incorporated by reference herein.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

May 27, 2015	By:	/s/ Jim Hamilton
Name: Jim Hamilton
Title: Principal Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended February 28, 2015

99.2	Consolidated Financial Statements as at February 28, 2015 and February 28, 2014 and for the years then ended, and the accompanying auditors’ reports

99.3	Management Analysis of the Financial Situation and Operating Results for the fiscal year ended February 28, 2015

99.4	Consent of KPMG LLP

99.5	Rule 13a-14(a)/15d-14(a) Certifications:

Certification of the Registrant’s Principal Executive Officer

Certification of the Registrant’s Principal Financial Officer

99.6	Section 1350 Certifications:

Certification of the Registrant’s Principal Executive Officer

Certification of the Registrant’s Principal Financial Officer