Form 40-F
period 2016-02-29
Neptune Technologies & Bioressources Inc.
filed 2016-05-31
CIK 1401395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: February 29, 2016

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

Common Shares outstanding as of February 29, 2016: 77,945,548

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

Yes  ☐            No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of February 29, 2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Registrant’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of February 29, 2016. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Registrant’s management, including the CEO and CFO, concluded that, as of February 29, 2016, the Registrant’s internal control over financial reporting was effective. In performing the evaluation of internal control over financial reporting as of February 29, 2016, management has excluded Biodroga Inc. (“Biodroga”), a company acquired in a business combination on January [7], 2016. Current assets of $10,507,000, non-current assets of $14,265,000, current liabilities of $8,513,000 and non-current liabilities of $9,654,000 related to Biodroga were included in the Registrant’s consolidated balance sheet at February 29, 2016 and total revenues of approximately $5,229,000 and an operating profit of approximately $608,000 (excludes acquisition related costs incurred) were included in the consolidated statement of operations for the year ended February 29, 2016 (representing operations of the Biodroga business from the acquisition date of January 7, 2016).
KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of February 29, 2016, accompanies the Registrant’s Audited Consolidated Financial Statements as at February 29, 2016 and February 28, 2015, and for the fiscal years then ended, which are audited by KPMG LLP, and which are attached hereto as Exhibit 99.2.

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

The acquisition of Biodroga on January 7, 2016, represents a material change in internal control over financial reporting since management’s last assessment of the Registrant’s internal control over financial reporting which was completed as of February 28, 2015. Current assets of $10,507,000, non-current assets of $14,265,000, current liabilities of $8,513,000 and non-current liabilities of $9,654,000 related to Biodroga were included in the Registrant’s consolidated balance sheet at February 29, 2016 and total revenues of approximately $5,229,000 and an operating profit of approximately $608,000 (excludes acquisition related costs incurred) were included in the consolidated statement of operations for the year ended February 29, 2016 (representing operations of the Biodroga business from the acquisition date of January 7, 2016). The Biodroga business utilizes separate information and accounting systems and processes. The Registrant intends to extend its Sarbanes-Oxley Section 404 compliance program to include the Biodroga business beginning in fiscal 2017.

Other than the acquisition of Biodroga, there were no significant changes in the Registrant’s internal control over financial reporting during the year ended February 29, 2016 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. François R. Roy has been determined to be such audit committee financial expert and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Mr. Roy as an audit committee financial expert does not make Mr. Roy an “expert” for any purpose, impose any duties, obligations or liability on Mr. Roy that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Report on Audit Committee—External Auditor Fees” in Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors” in Schedule “A” of Exhibit 99.1, the Registrant’s Annual Information Form, is incorporated by reference herein. None of the services described above under “External Auditor Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management Discussion and Analysis of the Financial Situation and Operating Results - 2016 (“Management’s Discussion and Analysis”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Katherine Crewe, Pierre Fitzgibbon and Francois R. Roy.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

May 30, 2016	By:	/s/ Jim Hamilton
Name: Jim Hamilton
Title: Principal Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended February 29, 2016

99.2	Consolidated Financial Statements as at February 29, 2016 and February 28, 2015 and for the years then ended, and the accompanying auditors’ reports

99.3	Management Discussion and Analysis of the Financial Situation and Operating Results – 2016 for the fiscal year ended February 29, 2016

99.4	Consent of KPMG LLP

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer