Form 40-F
period 2017-03-31
Neptune Technologies & Bioressources Inc.
filed 2017-06-29
CIK 1401395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________________

FORM 40-F

 ________________________

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: March 31, 2017

Commission File Number: 1-33526

 ________________________

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Exact name of Registrant as specified in its charter)

 ________________________

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

 ________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of March 31, 2017: 77,945,548

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

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

 Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of March 31, 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management, with the participation of the CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Registrant’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of March 31, 2017. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Registrant’s management, including the CEO and CFO, concluded that, as of March 31, 2017, the Registrant’s internal control over financial reporting was effective.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of March 31, 2017, accompanies the Registrant’s Audited Consolidated Financial Statements as at March 31, 2017 and February 29, 2016, and for the fiscal years then ended, which are audited by KPMG LLP, and which are attached hereto as Exhibit 99.2.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management Discussion and Analysis of the Financial Situation and Operating Results for the thirteen-month period ended March 31, 2017 and the fiscal year ended February 29, 2016 (“Management’s Discussion and Analysis”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Mr. François R. Roy, Mr. Victor Neufeld and Mr. Richard P. Schottenfeld.

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

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

June 29, 2017	By:	/s/ Jim Hamilton
Name: Jim Hamilton
Title: Principal Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2017

99.2	Consolidated Financial Statements as at March 31, 2017, February 29, 2016, and the fiscal years then ended, and the accompanying auditors’ reports

99.3	Management Discussion and Analysis of the Financial Situation and Operating Results for the thirteen-month period ended March 31, 2017 and the fiscal year ended February 29, 2016

99.4	Consent of KPMG LLP

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer