Form 40-F
period 2018-03-31
Neptune Technologies & Bioressources Inc.
filed 2018-06-28
CIK 1401395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: March 31, 2018

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

Common Shares outstanding as of March 31, 2018: 78,804,212

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

Yes  ☒            No  ☐

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

The Registrant’s Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of March 31, 2018.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Registrant’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of March 31, 2018. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Registrant’s management, including the CEO and CFO, concluded that, as of March 31, 2018, the Registrant’s internal control over financial reporting was effective.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of March 31, 2018, accompanies the Registrant’s Audited Consolidated Financial Statements as at March 31, 2018 and 2017, and for the fiscal years then ended, which are audited by KPMG LLP, and which are attached hereto as Exhibit 99.2.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management Discussion and Analysis of the Financial Situation and Operating Results for the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017 (“Management’s Discussion and Analysis”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Mr. François R. Roy, Mr. John M. Moretz and Mr. Richard P. Schottenfeld.

INTERACTIVE DATA FILE

The Registrant is submitting as Exhibit 101 to this annual report on Form 40-F, and posting to its Internet website at www.neptunebiotech.com, its Interactive Data File.

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

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2018 dated June 28, 2018

99.2	Consolidated Financial Statements as at March 31, 2018 and 2017 and the fiscal years then ended, and the accompanying auditors’ reports, dated June 5, 2018

99.3	Management Discussion and Analysis of the Financial Situation and Operating Results for the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017, dated June 5, 2018

99.4	Consent of KPMG LLP dated June 28, 2018

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

June 28, 2018	By:	/s/ James S. Hamilton
Name: James S. Hamilton
Title: Principal Executive Officer