Form 40-F
period 2019-03-31
Neptune Wellness Solutions Inc.
filed 2019-06-12
CIK 1401395

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: March 31, 2019

Commission File Number: 1-33526

NEPTUNE WELLNESS SOLUTIONS INC.

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

CT Corporation System

28 Liberty Street, New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	NEPT	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of March 31, 2019: 79,987,292

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

The Registrant’s Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of March 31, 2019.

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

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of March 31, 2019. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Registrant’s management, including the CEO and CFO, concluded that, as of March 31, 2019, the Registrant’s internal control over financial reporting was effective.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of March 31, 2019, accompanies the Registrant’s Audited Consolidated Financial Statements as at March 31, 2019 and 2018, and for the fiscal years then ended, which are audited by KPMG LLP, and which are attached hereto as Exhibit 99.2.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Ms. Hélène F. Fortin has been determined to be such audit committee financial expert and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Ms. Fortin as an audit committee financial expert does not make Ms. Fortin an “expert” for any purpose, impose any duties, obligations or liability on Ms. Fortin that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Code of Business Conduct and Ethics for Directors, Officers and Employees” that applies to all directors, officers and employees, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Registrant’s code of ethics is available on the Registrant’s Internet website: www.neptunecorp.com.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management Discussion and Analysis of the Financial Situation and Operating Results for the years ended March 31, 2019 and 2018 (“Management’s Discussion and Analysis”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Ms. Hélène F. Fortin, Mr. John M. Moretz and Mr. Richard P. Schottenfeld.

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

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2019 dated June 12, 2019

99.2	Consolidated Financial Statements as at March 31, 2019 and 2018 and the fiscal years then ended, and the accompanying auditors’ reports, dated June 12, 2019

99.3	Management Discussion and Analysis of the Financial Situation and Operating Results for the years ended March 31, 2019 and 2018, dated June 12, 2019

99.4	Consent of KPMG LLP

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

June 12, 2019	By:	/s/ James S. Hamilton
Name: James S. Hamilton
Title: Principal Executive Officer