Form 40-F
period 2020-03-31
Neptune Wellness Solutions Inc.
filed 2020-06-10
CIK 1401395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: March 31, 2020

Commission File Number: 001-33526

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

Common Shares outstanding as of March 31, 2020: 99,338,135

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

 Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

DISCLOSURE CONTROLS AND PROCEDURES

Neptune Wellness Solution Inc.’s (the “Registrant”) Principal Executive Officer (“CEO”) and Principal Financial Officer (“CFO”) have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Registrant’s disclosure controls and procedures were effective as of March 31, 2020.

Please see the section entitled “Limitation on Scope of design” below.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of March 31, 2020. In making this assessment, the Registrant’s management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Registrant’s management, including the CEO and CFO, concluded that, as of March 31, 2020, the Registrant’s internal control over financial reporting was effective.

Limitation on scope of design

The Registrant has limited the scope of its disclosure control and procedures and internal control over financial reporting to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Registrant acquired the assets of SugarLeaf Labs LLC and Forest Remedies LLC (collectively “SugarLeaf”) on July 24, 2020 and has elected to exclude the SugarLeaf business from its assessment of the design and effectiveness of its disclosure control and procedures and internal control over financial reporting of the Company for the year ended March 31, 2020.

The table below presents the summary financial information included in the Corporation’s consolidated annual financial statements for the excluded controls related to the acquired business:

SugarLeaf	July 24 -
Selected financial information from the statement of earnings	March 31, 2020

Total revenues	$2,682
Loss from operating activities	7,589

As impairment loss on goodwill was tested as part of the Corporation’s testing of its disclosure controls and procedures and internal control over financial reporting and has been excluded from the table above.

SugarLeaf	As at
Selected financial information from the statement of financial position	March 31, 2020

Total current assets	$6,046
Total non-current assets	6,325
Total current liabilities	855
Total non-current liabilities	5,374

As the goodwill and intangible assets were tested as part of the Corporation’s testing of its disclosure controls and procedures and internal control over financial reporting, it has been excluded from the table above.

KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm” on the effectiveness of internal control over financial reporting as of March 31, 2020, accompanies the Registrant’s Audited Consolidated Financial Statements as at March 31, 2020 and 2019, and for the fiscal years then ended, which are audited by KPMG LLP, and which are attached hereto as Exhibit 99.2.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Code of Business Conduct and Ethics for Directors, Officers and Employees” that applies to all directors, officers and employees, including the Registrant’s CEO, CFO and principal accounting officer. The Registrant’s code of ethics is available on the Registrant’s Internet website: www.neptunecorp.com.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in Exhibit 99.3, the Registrant’s Management Discussion and Analysis of the Financial Situation and Operating Results for the fiscal years ended March 31, 2020 and 2019 (“Management’s Discussion and Analysis”), is incorporated by reference herein.

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

INTERACTIVE DATA FILE

The Registrant is submitting as Exhibit 101 to this annual report on Form 40-F, and posting to its Internet website at www.neptunecorp.com, its Interactive Data File.

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

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2020 dated June 10, 2020

99.2	Consolidated Financial Statements as at March 31, 2020 and 2019 and the fiscal years then ended, and the accompanying auditors’ reports, dated June 10, 2020

99.3	Management Discussion and Analysis of the Financial Situation and Operating Results for the fiscal years ended March 31, 2020 and 2019, dated June 10, 2020

99.4	Consent of KPMG LLP

99.5	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

99.6	Section 1350 Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

June 10, 2020	By:	/s/ Michael Cammarata
Name: Michael Cammarata
Title: Principal Executive Officer