Form 40-F
period 2021-03-31
Neptune Wellness Solutions Inc.
filed 2021-07-16
CIK 1401395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: March 31, 2021

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

Common Shares outstanding as of March 31, 2021: 165,622,944

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

 Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

INTRODUCTORY INFORMATION

Neptune Wellness Solutions Inc. (the “Company” or “Neptune”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the Toronto Stock Exchange and the Nasdaq Stock Market under the trading symbol “NEPT”.

In this annual report, references to “we”, “our”, “us”, the “Company” or “Neptune”, mean Neptune Wellness Solutions Inc. and our wholly owned subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollar and references to “U.S. dollars” or “US$” are to United States dollars.

AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS

AND ANNUAL INFORMATION FORM

The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended March 31, 2021 (the “AIF”)	99.1
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended March 31, 2021 and 2020, together with the reports thereon of the independent registered public accounting firms	99.2
Management’s Discussion and Analysis of the Company for the year ended March 31, 2021 (the “2021 MD&A”)	99.3

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The information provided in the section entitled “Internal Controls over Financial Reporting” under the sub-heading “Disclosure Controls and Procedures (“DC&P”)” contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Controls over Financial Reporting

The information provided in the section entitled “Internal Controls Over Financial Reporting” under the sub-heading “Internal Control over Financial Reporting (“ICFR”)” contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The disclosure provided under the heading “Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Neptune Wellness Solutions Inc. - Opinion on Internal Control over Financial Reporting” contained in the Company’s audited annual financial statements filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

The information provided in the section entitled “Internal Controls Over Financial Reporting (“ICFR”)” under the sub-heading “Changes to the Control Environment and Other Matters” contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Frank P. Rochon has been determined to be such audit committee financial expert and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Mr. Rochon as an audit committee financial expert does not make Mr. Rochon an “expert” for any purpose, impose any duties, obligations or liability on Mr. Rochon that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Charter of the Audit Committee of the Board of Directors—Responsibilities for Engaging External Auditors” in Schedule “A” of the AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F is incorporated by reference herein. None of the services described above under “External Auditor Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Consolidated Off Balance Sheet Arrangements and Contractual Obligations” in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s audit committee is composed of the following directors: Mr. Frank P. Rochon, Mr. John M. Moretz, and Ms. Jane Pemberton.

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

FORWARD-LOOKING STATEMENTS

The information provided under the heading “Cautionary Note Regarding Forward-Looking Statements” in the AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended March 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2021

99.2	Consolidated Financial Statements as at March 31, 2021 and 2020 and the fiscal years then ended, and the accompanying auditors’ reports

99.3	Management Discussion and Analysis of the Financial Situation and Operating Results for the fiscal years ended March 31, 2021 and 2020

99.4	Consent of Ernst & Young, LLP

99.5	Consent of KPMG LLP

99.6	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

99.7	Section 1350 Certifications: Certification of the Registrant’s Principal Executive Officer Certification of the Registrant’s Principal Financial Officer

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

July 15, 2021	By:	/s/ Michael Cammarata
Name: Michael Cammarata
Title: Principal Executive Officer